Exhibit C-4

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.


When considering what action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986.

If you have sold or otherwise transferred all of your National Grid Shares or National Grid ADSs, please pass this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

                              [logo] National Grid

                             National Grid Group plc

                             Proposed Acquisition of

                          Niagara Mohawk Holdings, Inc.

                                       and

                     Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of National Grid which is set out on pages 3 to 15 of this document and which recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice convening an Extraordinary General Meeting of National Grid to be held at
11.00 a.m. on 29 January, 2001 in the Butterworth Hall, Warwick Arts Centre, Coventry CV4 7AL is set out at the end of this document. The doors to the Meeting will be open from 9.30 a.m. and you are advised to time your journey to enable you to arrive in good time for the start of the Meeting. A map showing the location of Warwick Arts Centre is printed on the reverse of the enclosed attendance card. Free car parking for shareholders will be available as shown on the map. Free shuttle buses will run between Warwick Arts Centre and the shareholder parking area and between Warwick Arts Centre and Coventry railway station.

The accompanying Form of Proxy should be completed and returned as soon as possible and, in any event, so as to reach Lloyds TSB Registrars, The Causeway, Worthing BN99 6AD, by no later than 11.00 a.m. on 27 January, 2001. Completion and return of a Form of Proxy will not preclude you from attending and voting at the Extraordinary General Meeting. If you attend you should bring your attendance card with you.

A holder of National Grid ADSs should complete the voting instruction card in relation to the voting rights attached to the National Grid Shares represented by their National Grid ADSs and return the card to the Bank of New York, 101 Barclay Street, New York, NY 10286, USA as soon as possible and in any event by
5.00 p.m. (New York Time) on 24 January, 2001.

N M Rothschild & Sons Limited, which is regulated in the UK by The Securities and Futures Authority Limited, is acting exclusively for National Grid and New National Grid and no one else in connection with the Acquisition and will not be responsible to anyone other than National Grid and New National Grid for providing the protections afforded to their customers or for giving advice in relation to the Acquisition.

                                    CONTENTS

                                                                 Page

Part I:

   Letter from the Chairman                                        3
     1. Introduction                                               3
     2. Background to and reasons for the Acquisition              4
     3. Benefits of the Acquisition                                5
     4. Board, management and employees                            6
     5. Terms of the Acquisition                                   7
     6. Financing the Acquisition and ongoing capital
          requirements                                             8
     7. Financial effects of the Acquisition                       9
     8. Structure of the Acquisition and post-Completion
          corporate structure                                     10
     9. Scheme of Arrangement                                     10
    10. Approvals and consents                                    12
    11. Recent developments                                       13
    12. National Grid current trading and prospects               14
    13. Extraordinary General Meeting                             14
    14. Action to be taken                                        14
    15. Further information                                       15
    16. Recommendation                                            15

Part II:

   Information relating to Niagara Mohawk                         16

Part III:

   Working capital                                                76

Part IV:

   Summary of the principal terms of the Merger Agreement         77

Part V:

   Additional information                                         80

Definitions                                                       90

Notice of Extraordinary General Meeting                           93

How to fill in the Form of Proxy                                  94

                                                     OUTLINE EXPECTED TIMETABLE

-------------------------------------------------------------------------------

Latest  time  and date  for  receipt
by the  Depositary  of  voting
instructions in respect of National
Grid ADSs                                             5.00 p.m. (New York Time)
                                                      on 24 January, 2001

Latest  time  and  date  for
receipt  of  Forms  of  Proxy  for the
Extraordinary General Meeting                    11.00 a.m. on 27 January, 2001

Extraordinary General Meeting                    11.00 a.m. on 29 January, 2001

Completion of the Acquisition                    Late 2001, depending on the
                                                 timing of various regulatory
                                                 approvals/consents

The shareholder meeting of Niagara Mohawk to adopt the Merger Agreement will be held on 19 January, 2001.


                           FORWARD-LOOKING STATEMENTS

In order to utilise the "Safe Harbour" provisions of the United States Private Securities Litigation Reform Act of 1995, National Grid is providing the following cautionary statement.

Certain statements contained in this document, particularly those regarding the possible or assumed future performance, costs, dividends, results of operations, reserves and growth of National Grid, New National Grid and Niagara Mohawk, as well as statements preceded by, followed by or that include the words "believes", "expects", "estimates", "anticipates" or similar expressions, are or may be considered to be forward-looking statements that involve risks and uncertainties. It should be understood that a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry generation and supply, demand and pricing, political stability and economic growth in the relevant areas in which National Grid, New National Grid or Niagara Mohawk have operations, the ability of National Grid, New National Grid and Niagara Mohawk to integrate their businesses successfully following the Acquisition, development and use of technology, the actions of competitors, natural disasters and other changes to business conditions and other factors discussed elsewhere in this document, could affect the future results of National Grid, New National Grid and Niagara Mohawk and could cause those results to differ materially from those expressed in any forward-looking statements.

                                     PART I

                              [LOGO] National Grid

                             National Grid Group plc

     (Incorporated and registered in England and Wales with number 2367004)

Directors:                                                 Registered office:

James Ross* (Chairman)                                    15 Marylebone Road
David Jones (Group Chief Executive)                                   London
Stephen Box (Group Finance Director)                                 NW1 5JD
Rick Sergel (Group Director, North America)
Roger Urwin (Group Director, UK and Europe)

Bob Faircloth* (Director)
John Grant* (Director)
Paul Joskow* (Director)
Richard Reynolds* (Director)
*Non-Executive

                                                        2 January, 2001

     To National Grid Shareholders.

     Dear Shareholder,

                       AGREED $3.0 BILLION ACQUISITION OF
                NIAGARA MOHAWK HOLDINGS, INC. ("NIAGARA MOHAWK")

1. Introduction

On 5 September, 2000, National Grid and Niagara Mohawk announced that they had signed a Merger Agreement under which National Grid will acquire Niagara Mohawk through the formation of a new National Grid holding company, New National Grid, and the exchange of Niagara Mohawk Shares for a mixture of New National Grid ADSs and cash. Niagara Mohawk, which is listed on the New York Stock Exchange, is the second largest combined electricity and gas utility in New York State serving over 1.5 million electricity and over 540,000 gas customers.

Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment as described in Section 5 of this Part. The terms value the equity of Niagara Mohawk at approximately $3.0 billion (approximately (pound)2.0 billion) and the enterprise value of Niagara Mohawk at approximately $9.0 billion (approximately (pound)6.0 billion), including net debt of approximately $5.5 billion (approximately (pound)3.7 billion) and preferred stock of a subsidiary of approximately $0.5 billon (approximately (pound)0.3 billion), as at 30 September, 2000 (as reported in Niagara Mohawk's latest 10-Q filing).

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US and the approval of the shareholders of both National Grid and Niagara Mohawk. The Acquisition is expected to be completed by late 2001.

The board of Niagara Mohawk has, by a unanimous vote of directors present, approved the Acquisition and recommended that Niagara Mohawk Shareholders vote in favour of the resolution to be proposed at the shareholder meeting of Niagara Mohawk to be held on 19 January, 2001.

Due to its size, the Acquisition is conditional on the approval of National Grid Shareholders. The purpose of this document is to provide you with details of the Acquisition, to explain why the Board considers that it is in the best interests of National Grid and its shareholders as a whole and to recommend that you vote in favour of the resolution to be proposed at the Extraordinary General Meeting, the sole purpose of which is to consider the Acquisition.

2. Background to and reasons for the Acquisition

Rationale for entry into the US

In December 1998, National Grid announced its entry into the US electricity market with its agreement to acquire New England Electric System ("NEES"), one of the leading electricity transmission and distribution businesses in the Northeast US. The US market provided an attractive market for investment as it allowed National Grid to exploit its core infrastructure management skills in the world's largest energy market and offered the opportunity for earning higher returns than are achievable in the UK.

NEES, with its strong operational track record, was considered by National Grid to provide a high quality management team and an excellent platform from which to expand the US business given the high degree of fragmentation in the Northeast US. Following the acquisition, NEES was renamed National Grid USA.

The success of National Grid's US strategy to date has been demonstrated by:

     o the negotiation of ground-breaking long-term regulatory settlements in Massachusetts and Rhode Island, which provide incentives for efficient management and higher service quality; and

     o the successful follow-on acquisition of Eastern Utilities Associates ("EUA") and its integration into National Grid USA ahead of schedule. The resulting integration savings represent approximately 10 per cent. of the combined controllable cost base of NEES and EUA, which is over 50 per cent. more savings than originally estimated. Further efficiency savings of some 20 per cent. of the combined controllable cost base are projected by 2003/04. Assuming achievement of these savings, National Grid USA's annual pre-tax return on investment will be 10.5 per cent. by that date.

The acquisitions of NEES and EUA were earnings per share enhancing after the amortisation of goodwill, but before exceptional integration costs, in the six months ended 30 September, 2000, a year earlier than expected at the time of the announcement of the acquisitions of NEES and EUA.

National Grid's stated strategy has been to build upon this platform and it has continued to seek other acquisition opportunities where it can utilise its proven management team and integration skills to develop its US business further.

Attractions of Niagara Mohawk

National Grid believes that Niagara Mohawk represents an attractive next step in achieving National Grid's strategy, providing an excellent fit with National Grid's existing US electricity businesses, expanding its position in the Northeast US and offering substantial opportunities for improved financial performance.

Niagara Mohawk is the second largest combined electricity and gas utility in New York State (by customer numbers), focused primarily on transmission and distribution activities with limited non-core businesses. Niagara Mohawk has sold or has agreements to sell all of its non-nuclear and nuclear generation capacity in the US. All such sales are expected to be concluded before Completion.

Niagara Mohawk's electricity system, which interconnects with National Grid USA's system, consists of over 9,000 miles of transmission lines and 118,000 miles of distribution network. In terms of customer numbers, Niagara Mohawk is of a similar size to National Grid USA, serving in excess of 1.5 million electricity customers. Niagara Mohawk is also the third largest local gas distribution company in New York State, serving over 540,000 gas customers.

Niagara Mohawk benefits from having negotiated a restructuring of power purchase contracts representing approximately 80 per cent. of its above market costs and a five year electricity rate plan with the New York Public Service Commission ("NYPSC"). The agreements put in place, which opened Niagara Mohawk's market to retail competition and provided for reductions in residential, commercial and industrial rates, provide for the recovery of the vast majority of Niagara Mohawk's stranded costs and enable it to recover fully any market energy and capacity costs from customers from September 2001. As reported in Niagara Mohawk's latest 10-Q filing, Niagara Mohawk has entered into financial hedging arrangements to mitigate its exposure to fluctuations in these costs prior to September 2001. It is a condition to Completion that the NYPSC confirms that Niagara Mohawk's regulatory settlement (referred to as PowerChoice) will remain in effect in accordance with its terms in all material respects following Completion. A three year gas rate agreement was approved by the NYPSC in July 2000 providing for certainty of rates, the pass-through of commodity and transportation costs to customers and the possibility of improved returns on investment. Niagara Mohawk has also entered into financial hedging arrangements, as reported in its latest 10-Q filing, in order to reduce the exposure of its customers to fluctuations in natural gas commodity prices. The availability and price of such financial hedging arrangements in the future will depend upon prevailing market conditions, including the price and supply of natural gas.

For the year ended 31 December, 1999, Niagara Mohawk reported, under US GAAP, earnings before interest, tax, depreciation and amortisation of $1.3 billion (approximately (pound)0.8 billion) on revenues of $4.1 billion (approximately (pound)2.7 billion) and had net assets of $3.5 billion (approximately (pound)2.3 billion) as at that date. This selected financial information, which has been extracted from Niagara Mohawk's 1999 Annual Report, should be read in conjunction with further detailed information about Niagara Mohawk's business, including the associated risks, in Part II of this document.

3. Benefits of the Acquisition

The Acquisition provides a major opportunity for National Grid to create further value in a number of areas.

Integration cost savings

Following Completion, Niagara Mohawk will be integrated into National Grid USA through operational and administrative co-ordination and an integrated management structure. As a result National Grid expects to achieve integration cost savings of approximately $90 million per annum across the combined businesses through the rationalisation of overlapping functions, principally in the administration area. National Grid estimates that approximately 50 per cent. of the annual integration cost savings will be achieved in the first full financial year. The total level of annual integration cost savings represents some 10 per cent. of the combined controllable cost base of the electricity businesses of National Grid USA and Niagara Mohawk. The full amount of these annual savings are projected to be achieved within four years of Completion and, based on National Grid USA's previous experience, are expected to cost in the region of $225 million over a period of three years. The level of integration costs and the savings arising from them, while being consistent with those achieved on the integration of NEES and EUA, represents the Directors' best estimate and the actual outcome may differ.

Niagara Mohawk's existing regulatory settlement provides for the retention of the savings associated with an acquisition or merger for a period of five years from Completion up to the amount of the acquisition premium paid. In addition, National Grid USA's long-term regulatory settlements in Massachusetts and Rhode Island provide for the retention of a substantial share of any cost reductions in its New England operations.

Improved operating performance

National Grid believes that it will create significant value for shareholders by transferring to Niagara Mohawk its proven skills in delivering cost efficiencies and providing high quality services. National Grid USA currently ranks as one of the most efficient electricity utilities in the Northeast US on a number of cost measures.

Niagara Mohawk's higher cost structure offers the opportunity for National Grid to enhance Niagara Mohawk's performance in the core transmission and distribution business. National Grid's aim is to raise Niagara Mohawk's operating performance over time so that it is more in line with that planned to be achieved by National Grid USA. However, because of Niagara Mohawk's different operating environment, National Grid does not expect to achieve these enhancements as quickly as is projected with National Grid USA. In addition, National Grid USA will work with the NYPSC to structure long-term rate plans that benefit customers and shareholders and include incentives for cost control and good customer service.

Creation of a substantial US business

The acquisition of Niagara Mohawk is National Grid's third US acquisition and is a further major step in achieving National Grid's US strategy. The acquisition of Niagara Mohawk will more than double the size of National Grid's US operations:

     o creating the most extensive transmission network and the second largest distribution business in the Northeast US;

     o    creating the ninth largest electricity utility in the US; and

     o improving the profile of the enlarged group with more than half the group's operating profits post-Completion being derived from the US, where National Grid is able to achieve higher returns on investment than in the UK.

Additional upside opportunities

The Acquisition also provides opportunities to develop the transmission business. The transmission networks of National Grid USA and Niagara Mohawk are interconnected. After the Acquisition the enlarged group will be the owner and operator of the most extensive transmission network in the Northeast US, supporting FERC's vision of transmission being operated independently from market participants and on a regional basis.

The Acquisition will pool the two businesses' skills and experience of operating reliable transmission networks. In addition, it offers opportunities for delivering greater value to customers and shareholders under incentive based rate structures suggested by FERC for regional transmission organisations in its Order 2000.

There is further potential upside from:

     o the opportunity to extend National Grid USA's existing dark fibre telecommunications business into Niagara Mohawk's service territory; and

     o Niagara Mohawk's minority investment in Telergy, a competitive local exchange carrier which, in contrast to National Grid USA's existing telecommunications business, provides integrated broadband telecommunications services to large corporates and other carriers in the Northeast US. Telergy has proposed to list its shares through an initial public offering, although no date for the initial public offering has been publicly announced.

4. Board, management and employees

Board and management

A Joint Integration Committee of National Grid USA and Niagara Mohawk, chaired by Rick Sergel, has been established to ensure a smooth transition in the period from announcement to Completion.

National Grid's management is confident that the good relationship that has been established between the management teams of Niagara Mohawk and National Grid will assist in the negotiation of the regulatory approval process and the subsequent integration phase. In addition, the experience of Niagara Mohawk's management team of operating in New York State will strengthen further National Grid USA's management team.

Following Completion, Rick Sergel will continue as President and Chief Executive Officer of the enlarged National Grid USA. William E. Davis, Chairman and Chief Executive Officer of Niagara Mohawk, will be appointed Chairman of National Grid USA for a period of two years from Completion to help ensure a smooth transition and rapid integration and will also be appointed as an additional Executive Director of National Grid. One of Niagara Mohawk's non-executive directors, to be determined by National Grid, will also join the National Grid board as a non-Executive Director and three of Niagara Mohawk's executive directors, including William E. Davis, will join the National Grid USA board. In addition, following Completion a New York Advisory Board comprising Niagara Mohawk non-executive directors will be established for two years.

Employees

It is anticipated that career opportunities for employees of the enlarged group will be enhanced as a result of the Acquisition and both sets of employees will benefit from potential transfers within the enlarged group. National Grid has confirmed that all Niagara Mohawk's employment agreements will be honoured.

5. Terms of the Acquisition

Acquisition terms

The Acquisition will be effected in accordance with the Merger Agreement, a summary of the principal terms of which is set out in Part IV of this document. Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share (subject to adjustment as described below).

The terms of the Acquisition:

     o value each Niagara Mohawk Share at $19.00 (subject to adjustment as described below);

     o value the equity of Niagara Mohawk at approximately $3.0 billion (approximately (pound)2.0 billion) (subject to adjustment as described below) and the enterprise value of Niagara Mohawk at approximately $9.0 billion (approximately (pound)6.0 billion), including net debt of approximately $5.5 billion (approximately (pound)3.7 billion) and preferred stock of a subsidiary of approximately $0.5 billion (approximately (pound)0.3 billion), as at 30 September, 2000;

     o represent a 37 per cent. premium to the closing price of $13.875 per Niagara Mohawk Share on 1 September, 2000 (the last trading day in the US prior to the execution of the Merger Agreement) and a 36 per cent. premium to the then three month average closing price per Niagara Mohawk Share; and

     o represent a multiple of 7.1 times Niagara Mohawk's earnings before interest, tax, depreciation and amortisation for the year ended 31
          December, 1999 and 1.0 times Niagara Mohawk's book value as at that date.

Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. If cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, increase the cash component of the consideration.

The consideration of $19.00 per Niagara Mohawk Share will remain fixed if the Average Price, as defined below, is between $32.50 and $51.00 during a specified period shortly before Completion (currently equivalent to between 436p and 685p per National Grid Share based on an exchange rate of $1.49:(pound)1 on 28 December, 2000, the latest practicable date prior to the publication of this document). If the Average Price is above $51.00 or below $32.50, the consideration will be increased by two-thirds of the percentage of the increase in the Average Price over $51.00 or decreased by two-thirds of the percentage of the decrease in the Average Price below $32.50 respectively.

The "Average Price" will be calculated by reference to the average closing mid-market price of a National Grid Share, as derived from the Daily Official List of the London Stock Exchange, multiplied by five (because one ADS represents five ordinary shares in National Grid) and converted into US dollars, at an exchange rate as reported in the Financial Times for each date for which the closing price is to be determined. An average of such closing prices for 20 trading days, selected at random in the period of 40 consecutive London Stock Exchange trading days ending on the close of business on the tenth London Stock Exchange trading day prior to the election deadline, will be used to calculate the Average Price.

The table below shows, for illustrative purposes only, the impact of different average prices for a National Grid Share, assuming a constant exchange rate of $1.49(pound)1, on the consideration paid per Niagara Mohawk Share:

Average closing mid-market      415p      436p   609.5p(2)       685p      719p
  price for a National Grid
  Share(1)

(pound)to US dollar exchange    1.49      1.49        1.49       1.49      1.49
  rate(3)

Average price                 $30.88    $32.50      $45.40     $51.00    $53.55

Consideration per Niagara     $18.37    $19.00      $19.00     $19.00    $19.63
  Mohawk Share


Notes:

(1) To be determined from 20 trading days selected at random in the period of 40 consecutive London Stock Exchange trading days ending on the tenth London Stock Exchange trading day prior to the election deadline.

(2) The closing price of a National Grid Share on 28 December, 2000 the latest practicable date prior to publication of this document.

(3) The(pound):US dollar exchange rate on 28 December, 2000 the latest practicable date prior to publication of this document.

No fractions of New National Grid ADSs will be issued in connection with the Acquisition. Niagara Mohawk Shareholders who would otherwise have been entitled to receive a fraction of a New National Grid ADS in the Acquisition will receive cash in lieu of such fraction.

Consideration Election and Cash Increase

Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will be able to elect whether they receive New National Grid ADSs or cash or a combination of both as consideration (a "Consideration Election"), subject to the limitation on the aggregate cash consideration described above. In the event that no election is received from a Niagara Mohawk Shareholder, or a Niagara Mohawk Shareholder's election is not properly completed, National Grid may, at its sole discretion, determine the allocation of cash and New National Grid ADSs received by such Niagara Mohawk Shareholder.

In addition, based on the outcome of these elections, National Grid may, at its sole discretion, reduce the total number of New National Grid ADSs to be issued and increase the cash component of the consideration to satisfy in full or in part the elections made by Niagara Mohawk Shareholders to receive cash (the "Cash Increase").

Accordingly, the ability of National Grid to satisfy each Consideration Election will depend on Niagara Mohawk Shareholders making offsetting elections and on the extent, if any, of the Cash Increase. To the extent that elections are not satisfied in full, they will be scaled down on a pro rata basis.

6. Financing the Acquisition and ongoing capital requirements

Under the terms of the Merger Agreement, the total consideration payable is approximately $3.0 billion (approximately (pound)2.0 billion) (subject to adjustment as described in Section 5 of this Part) of which, assuming National Grid does not elect to increase the aggregate cash consideration, $1.015 billion (approximately (pound)0.7 billion) will be satisfied in cash. The balance of the consideration will be satisfied by the issue of New National Grid ADSs (each representing five ordinary shares in New National Grid) to Niagara Mohawk Shareholders.

The number of New National Grid Shares to be issued will be calculated based on the Average Price (as defined in Section 5 of this Part). Assuming the Average Price remains between $32.50 and $51.00 during the specified period before Completion the maximum number of New National Grid Shares which are expected to be issued is approximately 312 million, representing approximately 17 per cent. of New National Grid's enlarged share capital. Assuming National Grid does not exercise its right to increase the cash proportion of the consideration, the minimum number of New National Grid Shares to be issued is expected to be approximately 199 million, representing approximately 12 per cent. of New National Grid's enlarged share capital.

Based on the closing price of a National Grid Share of 609.5p on 28 December, 2000, the latest practicable date prior to the publication of this document, New National Grid would issue approximately 224 million New National Grid Shares representing approximately 13 per cent. of New National Grid's enlarged share capital. The number of New National Grid Shares which are issued will also be affected by any adjustment to the proportion of the consideration which is paid in cash.

As at 30 November, 2000, the latest practicable month end prior to publication of this document, National Grid had approximately (pound)1.9 billion sterling bonds and $1.1 billion dollar bonds in issue, committed bank facilities of (pound)2.7 billion and a commercial paper programme of (pound)0.2 billion and a number of uncommitted facilities from its banks. Of the bonds and committed facilities, approximately (pound)0.2 billion and (pound)0.5 billion respectively are repayable in one year or will otherwise require refinancing. Of the committed facilities approximately (pound)1.0 billion was undrawn. At the same date National Grid had cash balances and short-term investments of approximately (pound)0.7 billion.

Taking into account the minimum cash consideration for the Acquisition, the requirement to refinance certain of National Grid's existing bank facilities and the enlarged group's ongoing working capital requirements National Grid estimates that it will need to raise approximately $4.6 billion of new financing. National Grid has decided not to put such additional financing in place at the present time because of the extended period to Completion and National Grid's desire not to incur commitment fees on finance arrangements unnecessarily. At a suitable time prior to Completion National Grid will cover this financing requirement by issuing or putting in place $2.0 billion of additional bonds or committed medium term bank facilities, $1.6 billion of shorter term committed bank facilities and $1.0 billion of forward underwriting commitments. Until such financing plans are put in place National Grid (and, following the Scheme of Arrangement becoming effective, New National Grid) as enlarged by the Acquisition does not have sufficient working capital for its present requirements.

National Grid has already had discussions with a number of banks and other financial institutions regarding their willingness to provide such financing. Given the nature of these discussions, the Directors are confident that National Grid (and following the Scheme of Arrangement becoming effective New National
Grid) will have sufficient funds to complete the Acquisition and to meet the working capital requirements of the enlarged group.

Your attention is drawn to the working capital statement set out in Part III of this document.

7. Financial effects of the Acquisition

The  Acquisition  will  be  accounted  for  using  the  acquisition   method  of
accounting. Goodwill arising on the Acquisition will be capitalised on National Grid's balance sheet and amortised over a period of 20 years.

     For the year ended 31 December, 1999 and for the nine months ended 30 September, 2000, Niagara Mohawk reported, under US GAAP, a net loss before extraordinary items of $11.3 million and $1.6 million respectively.

     The Directors do not believe that Niagara Mohawk's historical results accurately reflect its ongoing financial performance. Historically, earnings have been negatively impacted by the following factors:

     o exceptional, non-recurring costs associated with the implementation of Niagara Mohawk's new customer service system and the resultant impact on customer billing;

     o the increased cost of rising unhedged commodity prices. Under PowerChoice, Niagara Mohawk will bear any such costs until August, 2001, after which Niagara Mohawk will be entitled to pass on such costs directly to its customers; and

     o increased amortisation charges resulting from Niagara Mohawk recording its non-earning stranded costs at their book value as opposed to a lower economic value.

In addition Niagara Mohawk's strong cash flows will progressively reduce the level of Niagara Mohawk's indebtedness and should result in a reduction of its interest charges. In light of the above factors the Directors believe Niagara Mohawk should demonstrate a more positive earnings picture in the future.

The Directors expect the Acquisition to enhance earnings per share after the amortisation of goodwill, but before exceptional integration costs, in the first full financial year after Completion, and also substantially to enhance cash flow per share immediately following Completion.

Following Completion, National Grid's interest cover (excluding exchangeable bond interest and before amortisation of goodwill) is projected to fall to 2.4 times in 2002/03, which is below National Grid's longer term target of 3.0 times. National Grid believes this level of cover is comfortable given the cash generative nature of the enlarged group and the value of National Grid's investment in Energis. The enlarged group will have strong operational cash flows allowing it to meet its operating and financing requirements.

Taking into account the minimum cash consideration, completion of the Acquisition will result in a cash outflow of approximately $1.1 billion (approximately (pound)0.7 billion). At the latest published balance sheet date of 30 September, 2000, National Grid had consolidated net debt of approximately (pound)3.8 billion and Niagara Mohawk had consolidated net debt of approximately $5.5 billion (approximately (pound)3.7 billion) and preferred stock of a subsidiary of approximately $0.5 billion (approximately (pound)0.3 billion). The consolidated net assets of National Grid and Niagara Mohawk at that date were approximately (pound)3.3 billion and $3.2 billion (approximately (pound)2.2 billion) respectively. This selected financial information has been extracted from the interim results for the six months ended 30 September, 2000 and latest 10-Q filing of National Grid and Niagara Mohawk respectively. A summary of Niagara Mohawk's 10-Q filing for the period ended 30 September, 2000 is included in Part II Section 3 of this document and should be read in conjunction with this.

8. Structure of the Acquisition and post-Completion corporate structure

The Acquisition will be implemented through the following steps. First, it is intended that prior to Completion National Grid will effect a Scheme of Arrangement under which New National Grid will become the holding company of National Grid. National Grid Shareholders will receive, in exchange for their existing ordinary shares, the same number of shares in New National Grid. New National Grid Shares will have the same economic and voting rights as National Grid Shares. The National Grid Special Share will be replaced by the New National Grid Special Share.

Second, under the terms of the Merger Agreement, a wholly-owned subsidiary of New National Grid, Grid Delaware Inc., will merge with and into Niagara Mohawk, with Niagara Mohawk continuing as the surviving company.

Following Completion, it is expected that Niagara Mohawk will become a wholly-owned subsidiary of National Grid USA. Niagara Mohawk's principal utility operating subsidiary, Niagara Mohawk Power, will remain a subsidiary of Niagara Mohawk after Completion. For management purposes, National Grid USA will be organised as two geographic divisions covering New York and New England. The New York division will be managed from Syracuse, which will continue to be the headquarters of Niagara Mohawk.

9. Scheme of Arrangement

The Scheme of Arrangement between National Grid and its shareholders pursuant to
Section 425 of the Act is subject to the sanction of the Court once the necessary approvals have been obtained from National Grid Shareholders. The effect of the Court's sanction of the proposal is that, when the Court order is delivered to the Registrar of Companies and registered by him, all National Grid Shareholders are bound by the terms of the Scheme of Arrangement.

It is expected that the Scheme of Arrangement will become effective and that trading in New National Grid Shares will commence by late 2001. Further details regarding the Scheme of Arrangement will be contained in a separate circular which is expected to be sent to National Grid Shareholders by July 2001. Listing particulars relating to New National Grid Shares to be issued in connection with the Scheme of Arrangement and the Acquisition will also be made available at the same time via National Grid's web site (www.nationalgrid.com) or upon written request until the date on which the meetings of National Grid Shareholders to approve the Scheme of Arrangement are held.

If for whatever reason the Acquisition is not expected to complete, National Grid will not effect the Scheme of Arrangement as described above.

Approval of the Scheme

The Scheme of Arrangement will require the approval of a simple majority in number of those National Grid Shareholders present and voting (either in person or by proxy) at the meeting convened by order of the Court representing not less than 75 per cent. of the number of the National Grid Shares held by such National Grid Shareholders. In addition, in order to implement the Scheme of Arrangement, it will be necessary for a special resolution to be approved at a separate Extraordinary General Meeting of National Grid Shareholders. The Scheme of Arrangement will also require the consent of the Special Shareholder.

Scheme becoming effective

It is intended that, immediately upon the Scheme of Arrangement becoming effective, New National Grid will change its name to National Grid Group plc. The Directors of New National Grid will comprise the then existing Directors of National Grid. In addition, following Completion, William E. Davis, Chairman and Chief Executive Officer of Niagara Mohawk, will be appointed as an additional Executive Director of New National Grid. One of Niagara Mohawk's non-Executive
Directors  will  also  join  the New  National  Grid  Board  as a  non-Executive
Director.

Applications will be made for New National Grid Shares to be admitted to the Official List and also to be traded on the London Stock Exchange. An application will also be made for New National Grid ADSs to be traded on the New York Stock Exchange. Thereafter National Grid Shares and National Grid ADSs will be de-listed. It is intended that the New National Grid Shares will be made eligible for settlement in CREST, the electronic system for settlement of securities traded on the London Stock Exchange.

Summary of the Scheme

Under the Scheme of Arrangement, all Scheme Shares and the National Grid Special Share will be cancelled on the date on which the Scheme of Arrangement becomes effective. In consideration of the cancellation, holders of Scheme Shares will receive in respect of any Scheme Shares held as at the relevant time:

    For each Scheme Share cancelled         One New National Grid Share

Following the Scheme of Arrangement becoming effective, holders of National Grid ADSs will, in respect of any National Grid ADSs held as at the relevant time, instead hold:

 For each National Grid ADS               One New National Grid ADS
 (representing  the right to              (representing the right to
 receive five National Grid Shares)       receive five New National Grid Shares)

The Special Shareholder will have issued to him the New National Grid Special Share and it is expected that this will confer substantially the same rights in relation to New National Grid as the existing National Grid Special Share confers in relation to National Grid.

The Memorandum and Articles of Association of New National Grid will, after the Scheme of Arrangement becomes effective, be substantially the same as the existing Memorandum and Articles of Association of National Grid. In particular, the rights of the shareholders and their control in respect of the actions of directors will remain the same in all material respects.

Under the terms of the Merger Agreement, if the Scheme of Arrangement does not become effective, the Acquisition will proceed using an alternative structure to be agreed between National Grid and Niagara Mohawk which substantially preserves the economic benefits of the Acquisition for both parties and Niagara Mohawk Shareholders.

10. Approvals and consents

Shareholder approvals

(a) National Grid

Due to its size, the Acquisition is conditional upon the approval by a majority of National Grid Shareholders voting at the EGM. The Merger Agreement is conditional upon such approval being obtained and the satisfaction or waiver of the other conditions in such agreement.

This document includes the notice of the EGM and explains the necessary actions to be taken by National Grid Shareholders.

(b) Niagara Mohawk

The Acquisition is also conditional upon, amongst other matters, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of Niagara Mohawk Shares and the satisfaction or waiver of the other conditions in the Merger Agreement.

A proxy  statement,  dated 6  December,  2000,  has been sent to Niagara  Mohawk
Shareholders containing a notice convening a meeting of Niagara Mohawk Shareholders. At the meeting, which is to be held on 19 January, 2001, Niagara Mohawk Shareholders will be asked to adopt the Merger Agreement.

Regulatory consents and timing

The Acquisition cannot be completed until a number of conditions have been satisfied, which include the granting of regulatory and other consents and approvals in the US. The principal regulatory approvals required are:

     o the termination or expiration of certain waiting periods under the US Hart-Scott-Rodino Antitrust Improvements Act;

     o    the authorisation of FERC under the Federal Power Act;

     o the authorisation of the US Federal Communications Commission for the transfer of certain telecommunications permits and licences;

     o    the   authorisation   of  various  state  public  utility   regulatory
          commissions, including the NYPSC; and

     o    the authorisation of the SEC under PUHCA.

In particular, the NYPSC must determine whether the transfer of Niagara Mohawk's franchise, works or systems to National Grid is in the public interest. Factors which may be considered include ratepayer benefits, service quality and reliability, market power issues, environmental impacts, affiliate transactions and the financial integrity of the resulting corporation.

Under PUHCA, the SEC must determine, among other things, that the Acquisition would improve the development of an integrated public utility system and would otherwise be in the interest of investors, consumers and the public interest. National Grid and National Grid USA are currently public utility holding companies registered under PUHCA, and New National Grid will register and become subject to regulation as such upon the Scheme of Arrangement becoming effective. After the Scheme of Arrangement becomes effective, National Grid will cease to be a holding company with respect to National Grid USA and its US utility subsidiary companies. Following Completion, Niagara Mohawk and its subsidiaries will become subsidiaries of a registered holding company and will be subject to regulation under PUHCA.

Under the Merger Agreement, each party has agreed to use its best efforts to obtain all governmental authorisations necessary or advisable to complete or effect the transactions contemplated by the Merger Agreement. Various parties may seek intervention in these proceedings to oppose the Acquisition or to have conditions imposed upon the receipt of necessary approvals. While there can be no assurance that the consents, approvals and clearances described above or any additional consents, approvals or clearances will be obtained on satisfactory terms, National Grid believes that the necessary approvals can be obtained by late 2001. The Acquisition will become effective at the later of the time when certificates of merger are filed by the Department of State in the State of New York and with the Secretary of State of the State of Delaware.

11. Recent developments

UK Regulatory Review

On 9 October, 2000 The National Grid Company plc ("NGC") accepted the price review proposals issued by Ofgem in respect of its transmission business, subject to agreeing with Ofgem the detailed transmission licence changes needed to implement these proposals. The new price control will apply from 1 April, 2001 for five years.

Following the introduction of the New Electricity Trading Arrangements ("NETA"), which is expected to take place before implementation of the new price control, the activities of the transmission business will be separated into two distinct roles: its role as transmission asset owner and as system operator. The existing transmission business price control applies to revenue earned from all of the transmission asset owner activities and some of the system operator activities. In order to reflect NGC's new responsibilities following the introduction of NETA, the new RPI-X price control will apply only to the revenues of the transmission asset owner business. The revenues of the system operator part of the business will be regulated through a separate price control and final proposals for that activity were published by Ofgem on 21 December, 2000. NGC has until 10 January, 2001 to decide whether to accept these final proposals.

In terms of financial impact from a base point of comparison with allowed revenues for the financial year ending 31 March, 2001, the new transmission price control is most appropriately viewed on a whole transmission business basis. This results in a financial impact of no real reduction in revenues in the year ending 31 March, 2002, and a reduction equal to RPI-1.5 per cent. in each of the four years thereafter.

National Grid Group Directors

On 20 October, 2000 it was announced that Wob Gerresten had died unexpectedly. He was 58 years old. He became a director of National Grid in 1995, and was responsible for the Company's Latin American operations.

On 11 December, 2000 it was announced that David Jones, Group Chief Executive, is to retire on 31 March, 2001. Roger Urwin, Group Director UK and Europe, will succeed David Jones as Group Chief Executive as from 1 April, 2001.

Auction of Niagara Mohawk's nuclear assets

On 12 December, 2000 Niagara Mohawk announced an agreement to sell its nuclear assets, comprising 100 per cent. of Nine Mile Point Nuclear Station Unit No. 1 and 41 per cent. of Nine Mile Point Nuclear Station Unit No. 2, to Constellation Nuclear, a wholly-owned subsidiary of Constellation Energy Group Inc., for a total consideration of $610 million. The consideration is made up of a purchase price of $524 million and $86 million in interest payments. Of the consideration, $262 million will be paid in cash at closing and a further $262 million in principal and $86 million in interest will be paid in five annual installments thereafter. All payments are subject to purchase price adjustments at closing under the terms of the asset sale agreement. In addition, Niagara Mohawk will transfer to Constellation Nuclear its existing decommissioning funds at closing. Thereafter Constellation Nuclear will take responsibility for all future decommissioning funding and Niagara Mohawk will have no further funding obligation relating to decommissioning.

As part of the transaction a purchase power agreement was entered into under which Constellation Nuclear will provide electricity to Niagara Mohawk at negotiated competitive prices for approximately 10 years. After the completion of the purchase power agreement a revenue sharing agreement begins, which will provide a hedge against electricity price increases and could provide Niagara Mohawk with additional future revenues in the period up to the end of 2021.

The sale is the result of a competitive auction process which has been pursued in accordance with the wishes of the NYPSC following its order urging the determination of the market value of the nuclear plants through an open, competitive process. The asset sale agreement is subject to various regulatory approvals including those of the Nuclear Regulatory Commission, FERC and the NYPSC. The sale is targeted to close in mid-2001.

It is a condition of Completion that the required regulatory approvals for the sale of Niagara Mohawk's nuclear generation interests and a determination of the level of allowed recovery of stranded costs from such sale do not have a material adverse effect on Niagara Mohawk.

12. National Grid current trading and prospects

On 21 November, 2000, National Grid announced its interim results for the six months ended 30 September, 2000. The Directors believe that these results demonstrate that National Grid continues to perform well and deliver on its strategy. The electricity businesses reported good results with a particularly strong first contribution from National Grid USA. Energis, in which National Grid currently owns 34.6 per cent., also performed strongly while in Brazil National Grid's joint venture, Intelig, reported start-up losses which were higher than originally expected but within the level forecast in National Grid's September 2000 trading statement. National Grid and its partners, Sprint and France Telecom, with Intelig's management, are taking actions to curtail these losses and to reinforce Intelig's focus on the fast-growing business market. Current trading of National Grid continues to be within management expectations and there has been no significant change in the financial or trading position of the Company and its subsidiaries since 30 September, 2000.

To reflect the confidence which the Directors have in National Grid's future financial strength and prospects for growth, National Grid announced a new dividend policy at the time of its interim results. The new policy aims to deliver real growth in dividends per share of 5 per cent. for each of the next five years.

National Grid (and following the Scheme of Arrangement becoming effective New National Grid) intends to continue to enhance shareholder value through investments both in the UK and internationally. The Acquisition is consistent with this intention and represents an important step towards its achievement.

The Directors believe that the prospects of National Grid (and following the Scheme of Arrangement becoming effective New National Grid) will be enhanced by the Acquisition.

13. Extraordinary General Meeting

At the end of this document, shareholders will find a notice of an Extraordinary General Meeting to be held at the Butterworth Hall, Warwick Arts Centre, Coventry CV4 7AL at 11.00 a.m. on 29 January, 2001 at which a resolution will be proposed to approve the Acquisition.

14. Action to be taken

You will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the Meeting, you are requested to complete, sign and return your Form of Proxy to Lloyds TSB Registrars, The Causeway, Worthing BN99 6AD as soon as possible and, in any event, so as to arrive no later than 11.00 a.m. on 27 January, 2001. The completion and return of a Form of Proxy will not preclude you from attending the Meeting and voting in person should you wish to do so, but if you do wish to attend, you should bring your attendance card with you. Instructions on how to complete the Form of Proxy are set out at the end of this document.

A holder of National Grid ADSs should complete the voting instruction card in relation to the voting rights attached to the ordinary shares represented by their National Grid ADSs and return the card to the Bank of New York, 101 Barclay Street, New York, NY 10286, USA as indicated on the voting instruction card as soon as possible and in any event by 5.00 p.m. (New York Time) on 24 January, 2001.

If you require any further information, please call the National Grid Shareholder Enquiry Unit on 02476 423940 between 9.00 a.m. and 5.00 p.m. on any business day before the Extraordinary General Meeting. Alternatively, you may write to the Shareholder Enquiry Unit at National Grid House, Kirby Corner Road, Coventry CV4 8JY or send an email to shareholder.enquiries@uk.ngrid.com. Please note that this service will only provide procedural advice and not personal financial advice.

15. Further information

Your attention is drawn to the further information set out in Parts II to V of this document.

16. Recommendation

The Board of National Grid, which has been advised by Rothschild, considers the Acquisition to be in the best interests of National Grid and its shareholders as a whole. In giving its advice, Rothschild has relied upon the National Grid Board's views of the commercial merits of the Acquisition.

The Directors of National Grid unanimously recommend its shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their respective beneficial holdings which amount to 270,256 National Grid Shares in aggregate.

         Yours sincerely,

         /s/ James Ross

         James Ross

         Chairman



                                     PART II

                     INFORMATION RELATING TO NIAGARA MOHAWK

1. Business description

Niagara Mohawk is an "exempt" holding company whose principal subsidiary, Niagara Mohawk Power, is a regulated electricity and gas utility serving more than 1.5 million electricity customers and over 540,000 gas customers in the areas of central, northern and western New York State. Niagara Mohawk's electricity system consists of over 9,000 miles of transmission lines and 118,000 miles of distribution network.

Niagara Mohawk has sold or has agreements to sell all of its generation capacity in the US. The sale of the remaining non-nuclear generation plant at Roseton is expected to complete in the first quarter of 2001. In December, 2000 Niagara Mohawk announced an agreement to sell its remaining nuclear assets, comprising 100 per cent. of Nine Mile Point Nuclear Station Unit No. 1 and 41 per cent. of Nine Mile Point Nuclear Station Unit No. 2. The sale is expected to close in mid-2001.

Niagara Mohawk has opened its market to retail competition and has reached an agreement with the NYPSC for the recovery of the vast majority of its stranded costs.

Niagara Mohawk is also the third largest gas local distribution company in New York State serving over 540,000 residential and business customers on a retail basis as well as a growing number of customers for whom Niagara Mohawk transports gas that they purchase directly from suppliers.

In addition, Niagara Mohawk has investments in telecommunications, through its shareholding in Telergy, energy-related and services businesses and a 50 per cent. interest in Canadian Niagara Power, an Ontario based utility.

2. Selected historical financial information

The financial information set out in this section has been extracted without material adjustment from the 1999 Annual Report of Niagara Mohawk and the 1998 Annual Report of Niagara Mohawk Power. These Annual Reports include the audited consolidated financial statements of Niagara Mohawk for the year ended 31 December, 1999 and of Niagara Mohawk Power for each of the two years to 31 December, 1998. Niagara Mohawk became the new holding company of Niagara Mohawk Power in 1999.

Niagara Mohawk's prior years consolidated financial statements have been prepared from Niagara Mohawk Power's prior years consolidated financial statements, except that accounts have been reclassified to reflect Niagara Mohawk's structure.

The financial information has been prepared in accordance with US GAAP and under the accounting policies set out in the notes below. US GAAP differs from UK GAAP in certain material respects. The main differences between the accounting policies adopted by Niagara Mohawk and Niagara Mohawk Power under US GAAP and those adopted by National Grid (also to be adopted by New National Grid) under UK GAAP relate to the accounting for pension costs, deferred taxation, allowance for equity funds used during construction and regulatory assets. A summary of these differences for each of the three years to and as at 31 December, 1999, is set out in Section 4 below.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Statements of Income and Retained Earnings

For the year ended 31 December,
In thousands of dollars


                                                                                             1999          1998         1997

Operating revenues:

Electric                                                                                  3,464,901     3,390,501    3,395,611
Gas                                                                                         611,226       601,276      681,230
Other                                                                                         8,059           643        1,654
                                                                                              -----           ---        -----


                                                                                          4,084,186     3,992,420    4,078,495
                                                                                          ---------     ---------    ---------
Operating expenses:

Electricity purchased                                                                     1,012,811     1,138,453    1,322,537
Fuel for electric generation                                                                189,657       239,982      179,455
Gas purchased                                                                               297,641       307,841      371,615
Other operation and maintenance                                                             910,871       948,297      845,758
PowerChoice charge                                                                               --       263,227           --
Amortisation of the MRA regulatory asset                                                    386,499       128,833           --
Depreciation and amortisation                                                               345,473       355,919      340,239
Other taxes                                                                                 415,082       460,940      472,212
                                                                                          ---------     ---------    ---------


                                                                                          3,558,034     3,843,492    3,531,816
                                                                                          ---------     ---------    ---------

Operating income                                                                            526,152       148,928      546,679
Other income                                                                                  3,795        60,697       37,157
                                                                                          ---------     ---------    ---------

Income before interest charges                                                              529,947       209,625      583,836
Interest charges                                                                            485,240       397,178      273,906
Preferred dividend requirement of subsidiary                                                 36,808        36,555       37,397
                                                                                          ---------     ---------    ---------

Income (loss) before federal and foreign income taxes                                         7,899     (224,108)      272,533
Federal and foreign income taxes                                                             19,180      (66,728)      126,595
                                                                                             ------      --------      -------

Income (loss) before extraordinary item                                                    (11,281)     (157,380)      145,938
Extraordinary item -- Loss from the extinguishment
   of debt, net of income taxes of $12,819 (Note 5)                                        (23,807)           --            --
                                                                                          ---------     ---------    ---------



Net income (loss)                                                                          (35,088)     (157,380)      145,938
Retained earnings at beginning of year                                                      646,040       803,420      657,482
                                                                                          ---------     ---------    ---------



Retained earnings at end of year                                                            610,952       646,040      803,420
                                                                                          =========     =========    =========

                                       18


Average number of shares of common stock
   outstanding (in thousands)                                                              186,689       166,186      144,404
Basic and diluted earnings (loss) per                                                     $ (0.06)      $ (0.95)       $ 1.01
   average share of common stock before extraordinary
   item

Extraordinary item per average share of common stock                                       $ (0.13)     $      --    $      --
                                                                                          ---------     ---------    ---------

Basic and diluted earnings (loss) per average share of common stock                        $ (0.19)      $ (0.95)       $ 1.01
                                                                                          =========     =========    =========


The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Statements of Comprehensive Income

For the year ended 31 December,
In thousands of dollars


                                                                                             1999          1998         1997


Net income (loss)                                                                        (35,088)     (157,380)      145,938
                                                                                        ---------     ---------    ---------



Other comprehensive income (loss):

Unrealised gains on securities, net of tax                                                    113          304            6
Foreign currency translation adjustment                                                     5,448       (6,896)      (4,567)
Additional minimum pension liability                                                      (5,967)           --           --
                                                                                        ---------     ---------    ---------

Other comprehensive loss                                                                    (406)       (6,592)      (4,561)
                                                                                        ---------     ---------    ---------

Comprehensive income (loss)                                                              (35,494)     (163,972)      141,377
                                                                                        =========     =========    =========



The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Balance Sheets

As at 31 December,
In thousands of dollars


                                                                                            1999           1998           1997

Assets

Utility plant (Note 1)

Electric plant                                                                           7,221,762       8,826,650      8,752,865
Nuclear fuel                                                                               630,321         604,213        577,409
Gas plant                                                                                1,263,168       1,179,716      1,131,541
Common plant                                                                               364,718         349,066        319,409
Construction work in progress                                                              312,322         471,802        294,650
                                                                                         ---------       ---------      ---------


Total utility plant                                                                      9,792,291      11,431,447     11,075,874
Less -- Accumulated depreciation and amortisation                                        3,904,049       4,553,488      4,207,830
                                                                                         ---------       ---------      ---------



Net utility plant                                                                        5,888,242       6,877,959      6,868,044
                                                                                         ---------       ---------      ---------



Other property and investments                                                             484,735         411,106        371,709
                                                                                         ---------       ---------      ---------



Current assets

Cash, including temporary cash investments of $90,029, $122,837
  and $315,708 respectively                                                                116,164         172,998        378,232
Accounts receivable (less allowance for doubtful accounts of
   $61,400, $47,900 and $62,500 respectively) (Notes 1 and 8)                              373,510         427,588        492,244
Materials and supplies, at average cost:
   Coal and oil for production of electricity                                                9,263          42,299         27,642
   Gas storage                                                                              39,166          38,803         39,447
   Other                                                                                    90,605         118,855        118,308
Refundable federal income taxes                                                                 --         130,411             --
Prepaid taxes                                                                               21,489          17,282         15,518
Other                                                                                       24,042          22,208         20,309
                                                                                         ---------       ---------      ---------



Total                                                                                      674,239         970,444      1,091,700
                                                                                         ---------       ---------      ---------



Regulatory assets (Note 2)

MRA Regulatory Asset                                                                     3,686,019       4,045,647          7,516
Swap contracts regulatory asset                                                            505,723         535,000             --
Regulatory tax asset                                                                       483,546         425,898        399,119
IPP buyout costs                                                                           260,873          41,971             --
Deferred finance charges                                                                        --              --        239,880
Deferred environmental restoration costs (Note 8)                                          240,000         220,000        220,000
Deferred loss on sale of assets                                                            135,229              --             --
Postretirement benefits other than pensions                                                 48,937          52,701         56,464
Unamortised debt expense                                                                    44,903          51,922         57,312
Other                                                                                      112,556          95,090        196,533
                                                                                         ---------       ---------      ---------



                                                                                         5,517,786       5,468,229      1,176,824
Other assets                                                                               105,433         133,449         75,864
                                                                                         ---------       ---------      ---------


                                                                                        12,670,435      13,861,187      9,584,141
                                                                                        ==========      ==========      =========

The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Balance Sheets

As at 31 December,
In thousands of dollars





                                                                                            1999            1998         1997
Capitalisation and Liabilities

Capitalisation (Note 5)
Common stockholders' equity:
   Common stock, outstanding 177,364,863 shares                                              1,874              --           --
   Common stock of Niagara Mohawk Power, issued and outstanding 187,364,863 and
   144,419,351 shares respectively                                                             --          187,365      144,419
   Treasury stock, at cost  - 10,000,000 shares                                          (157,167)              --           --
Capital stock premium and expense                                                        2,546,630       2,362,531    1,794,739
Accumulated other comprehensive income                                                    (26,200)        (25,794)     (15,051)
Retained earnings                                                                          610,952         646,040      803,420
                                                                                        ----------      ----------    ---------


                                                                                         2,976,089       3,170,142    2,727,527
                                                                                        ----------      ----------    ---------




Preferred stock of subsidiary:

Not subject to mandatory redemption                                                        440,000         440,000      440,000
Subject to mandatory redemption                                                             61,370          68,990       76,610
Long term debt                                                                           5,042,588       6,417,225    3,417,381
                                                                                        ----------      ----------    ---------



Total capitalisation                                                                     8,520,047      10,096,357    6,661,518
                                                                                        ----------      ----------    ---------



Current liabilities:

Long-term debt due within one year (Note 5)                                                613,740         312,240       67,095
Sinking fund requirements on redeemable
  preferred stock of subsidiary (Note 5)                                                     7,620           7,620       10,120
Accounts payable                                                                           288,223         197,124      263,095
Payable on outstanding bank checks                                                          22,067          39,306       23,720
Customers' deposits                                                                         15,255          17,148       18,372
Accrued taxes                                                                                1,408           6,254        9,005
Accrued interest                                                                            67,593         132,236       62,643
Accrued vacation pay                                                                        35,334          38,727       36,532
Other                                                                                       67,068          91,877       64,756
                                                                                        ----------      ----------    ---------


                                                                                         1,118,308         842,532      555,338
                                                                                        ----------         -------      -------


Regulatory and other liabilities:

Deferred finance charged                                                                        --              --      239,880
Accumulated deferred income taxes (Notes 1 and 6)                                        1,568,957       1,511,417    1,387,032
Liability for swap contracts (Note 9)                                                      663,718         693,363           --
Employee pension and other benefits (Note 7)                                               226,223         235,376      240,211
Unbilled gas revenues (Note 1)                                                              14,552          30,652       43,281
Other                                                                                      318,630         231,490      236,881
                                                                                        ----------      ----------    ---------

                                       23



                                                                                         2,792,080       2,702,298    2,147,285
                                                                                        ----------      ----------    ---------

Commitments and contingencies (Notes 2 and 8):

Liability for environmental restoration                                                    240,000         220,000      220,000
                                                                                        ----------      ----------    ---------


                                                                                        12,670,435      13,861,187    9,584,141
                                                                                        ==========      ==========    =========



The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Statements of Cash Flows

For the year ended 31 December,
In thousands of dollars


                                                                                           1999            1998         1997


Increase (Decrease) in Cash

Cash flows from operating activities:

Net income (loss)                                                                         (35,088)       (157,380)      145,938
Adjustments to reconcile net income to net cash provided
  by (used in) operating activities
PowerChoice charge                                                                              --         263,227           --
Amortisation of the MRA regulatory asset                                                   386,499         128,833           --
Depreciation and amortisation                                                              345,473         355,919      340,239
Amortisation of nuclear fuel                                                                28,285          30,798       25,241
Extraordinary loss on extinguishment of debt, net of taxes                                   9,627              --           --
Provision for deferred income taxes                                                        (8,325)          97,606       46,994
Unbilled revenues                                                                         (16,100)        (12,629)      (6,600)
Net accounts receivable (net of changes in accounts receivable sold)                        54,078          64,656    (118,939)
Materials and supplies                                                                      21,800        (14,341)      (1,306)
Accounts payable and accrued expenses                                                       50,358        (38,712)     (11,175)
Accrued interest and taxes                                                                (53,361)          66,842        4,180
MRA regulatory asset                                                                         2,605     (3,959,508)      (7,516)
Deferral of MRA interest rate savings                                                       28,006          10,741           --
Refundable federal income taxes                                                            130,411       (130,411)           --
Change in IPP buyout costs regulatory asset                                              (218,902)        (41,971)           --
Changes in other assets and liabilities                                                     33,065          59,320       83,122
                                                                                         ---------      ----------    ---------



Net cash provided by (used in) operating activities                                        758,431     (3,277,010)      500,178
                                                                                         ---------      ----------    ---------



Cash flows from investing activities:

Construction additions                                                                   (271,973)       (365,396)    (286,389)
Nuclear fuel                                                                              (26,108)        (26,804)      (4,368)
Less: Allowance for other funds used during construction                                     5,366           8,626        5,310
                                                                                         ---------      ----------    ---------



Acquisition of utility plant                                                             (292,715)       (383,574)    (285,447)
Material and supplies related to construction                                                1,586           (219)        1,042
Accounts payable and accrued expenses related to construction                               12,589         (9,678)      (2,794)
Proceeds from the sale of generation assets                                                860,080              --           --
Other investments                                                                         (73,482)        (35,069)    (115,533)
Other                                                                                     (17,272)        (18,551)        8,761
                                                                                         ---------      ----------    ---------



Net cash provided by (used in) investing activities                                        490,786       (447,091)    (393,971)
                                                                                         ---------      ----------    ---------



Cash flows from financing activities:

Issuance of Niagara Mohawk Power common stock                                                   --         316,389           --
Proceeds from long-term debt                                                                    --       3,361,178           --

                                       25


Proceeds from preferred stock of subsidiary                                                150,000              --           --
Reduction in preferred stock of subsidiary                                               (157,620)        (10,120)      (8,870)
Reductions in long-term debt                                                           (1,134,020)       (135,000)     (44,600)
Purchase of treasury stock                                                               (157,167)              --           --
Other                                                                                      (7,244)        (13,580)           97
                                                                                         ---------      ----------    ---------



Net cash provided by (used in) financing activities                                    (1,306,051)       3,518,867     (53,373)
                                                                                         ---------      ----------    ---------



Net increase (decrease) in cash                                                           (56,834)       (205,234)       52,834
Cash at beginning of year                                                                  172,998         378,232      325,398
                                                                                         ---------      ----------    ---------



Cash at end of year                                                                        116,164         172,998      378,232
                                                                                         =========      ==========    =========



Supplemental disclosures of cash flow information:

Interest paid                                                                              512,735         315,541      279,957
Income taxes paid (refunded)                                                             (118,052)        (12,127)       82,331
                                                                                         =========      ==========    =========





Supplemental schedule of noncash financing activities:

On 18 March, 1999, Niagara Mohawk issued 187,364,863 shares of common stock in a share-for-share exchange for Niagara Mohawk Power's outstanding common stock. Niagara Mohawk Power issued 20,546,264 shares of common stock, valued at $14.75 per share ($303.1 million) to the IPP Parties on 30 June, 1998.

The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Corporate Structure and Principles of Consolidation

Niagara Mohawk is a New York corporation. On 18 March, 1999, Niagara Mohawk Power was reorganised into a holding company structure in accordance with an Agreement and Plan of Exchange between Niagara Mohawk Power and Niagara Mohawk. Niagara Mohawk Power's outstanding common stock was exchanged on a share-for-share basis for Niagara Mohawk' common stock. Niagara Mohawk Power's preferred stock and debt was not exchanged as part of the share exchange and continue as obligations of Niagara Mohawk Power.

On 31 March, 1999, Niagara Mohawk Power distributed its ownership in the stock of Opinac North America, Inc. ("Opinac") as a dividend to Niagara Mohawk. The dividend completed the holding company structure, with Niagara Mohawk owning 100 per cent. of the common stock of its two subsidiaries, Niagara Mohawk Power and Opinac. Niagara Mohawk Power and its subsidiaries manage all regulated activities and comprise approximately 98 per cent. of the assets and approximately 94 per cent. of the revenues of Niagara Mohawk. Opinac and its subsidiaries manage all other activities including an energy marketing company and investments in energy related services businesses and a development stage telecommunications company.

Niagara Mohawk Power is subject to regulation by the PSC and FERC with respect to its rates for service under a methodology, which establishes prices, based on Niagara Mohawk Power's costs. Niagara Mohawk Power's accounting policies conform to US GAAP, including the accounting principles for rate-regulated entities with respect to Niagara Mohawk Power's nuclear, transmission, distribution and gas operations (regulated business), and are in accordance with the accounting requirements and ratemaking practices of the regulatory authorities. In 1996, Niagara Mohawk Power discontinued the application of regulatory accounting principles to its fossil and hydro generation operations.

Niagara Mohawk's consolidated financial statements include the accounts of Niagara Mohawk and its wholly owned subsidiaries. Inter-company balances and transactions have been eliminated. The Notes to the accounts apply to both Niagara Mohawk and Niagara Mohawk Power unless otherwise stated.

The closing of the MRA, which occurred on 30 June, 1998, and the implementation of PowerChoice on 1 September, 1998 have depressed and will continue to substantially depress earnings during the five-year term of PowerChoice. The ability of Niagara Mohawk to improve earnings in the period subsequent to PowerChoice will depend on the outcome of the regulatory process to set prices at that time. However, operating cash flows have substantially improved. The closing on the sale of the fossil and hydro generation assets at various times during the year has also affected the comparability of the financial statements. See Note 2 for a further discussion of the sales.

Estimates

In order to be in conformity with US GAAP, management is required to use estimates in the preparation of Niagara Mohawk's financial statements.

Utility Plant

The cost of additions to utility plant and replacements of retirement units of property are capitalised. Costs include direct material, labour, overhead and AFC. Replacement of minor items of utility plant and the cost of current repairs and maintenance are charged to expense. Whenever utility plant is retired, its original cost, together with the cost of removal, less salvage, is charged to accumulated depreciation.

The output of the co-owned generation units, Roseton Units No. 1 and 2 (which has a capability of 1,200 MW) and Nine Mile Point Nuclear Station Unit No. 2, and related expenses are shared in the same proportions as the co-tenants' respective ownership interests. Niagara Mohawk Power's share of expenses associated with these plants are included in the appropriate operating expenses in Niagara Mohawk's Consolidated Statements of Income.

Allowance for Funds Used During Construction

Niagara Mohawk Power capitalises AFC in amounts equivalent to the cost of funds devoted to plant under construction for its regulated business. AFC rates are determined in accordance with FERC and PSC regulations. The AFC rate in effect at 31 December, 1999 was 8.86 per cent. AFC is segregated into its two components, borrowed funds and other funds, and is reflected in the "Interest charges" and "Other income" sections, respectively, in Niagara Mohawk's Consolidated Statements of Income. The amount of AFC credits recorded in each of the three years ended 31 December, in thousands of dollars, was as follows:

                                      1999          1998         1997
Other Income                         5,366         8,626        5,310
Interest Charges                     7,252        10,228        4,396

The amount of AFC credits in 1999 for fossil and hydro generation, included in the total above, is $518,000 as compared to $1,034,000 in 1998 and $1,179,000 in 1997.

Depreciation, Amortisation and Nuclear Generation Plant Decommissioning Costs

For accounting and regulatory purposes, Niagara Mohawk Power's depreciation is computed on the straight-line basis using the licence lives for its nuclear class of depreciable property and the average service lives for all other classes. The percentage relationship between the total provision for depreciation and average depreciable property was approximately 3.4 per cent. to
3.6 per cent. for the years 1997 through 1999. Niagara Mohawk Power performs depreciation studies to determine service lives of classes of property and adjusts the depreciation rates when necessary.

Estimated decommissioning costs (costs to remove a nuclear plant from service in the future) for Niagara Mohawk Power's Unit 1 and its share of Unit 2 are being accrued over the service lives of the units, recovered in rates through an annual allowance and currently charged to operations through depreciation. Niagara Mohawk Power currently recognises the liability for nuclear decommissioning over the service life of the plants as an increase to accumulated depreciation. As discussed in Notes 2 and 3, Niagara Mohawk Power announced an agreement to sell its nuclear assets. As part of the agreement, Niagara Mohawk Power will transfer its decommissioning liability, as well as the decommissioning funds, which will be increased by Niagara Mohawk Power to a specified amount at the time of the transfer. See Note 3. Nuclear Operations - Nuclear Plant Decommissioning, for more information on the decommissioning fund. Absent such a nuclear sale, Niagara Mohawk Power plans to commence decommissioning of both units using a method which removes or decontaminates the Units' components properly at that time.

Amortisation of the cost of nuclear fuel is determined on the basis of the quantity of heat produced for the generation of electric energy. The cost of disposal of nuclear fuel, which presently is $.001 per KWh of net generation available for sale, is based upon a contract with the DOE. These costs are charged to operating expense as part of fuel for electric generation.

Regulated Revenues

Niagara Mohawk Power bills its customers on a monthly cycle basis at approved tariffs based on energy delivered and a minimum customer service charge. Revenues are determined based on these bills plus an estimate for unbilled energy delivered between the cycle billing date and the end of the accounting period. In February 1999, a new customer service billing system was implemented which converted all customers previously billed on a bi-monthly cycle to a monthly basis. (See Note 8 "Customer Service System" for a further discussion of this new system). The unbilled revenues included in accounts receivable at 31 December, 1999 and 1998 were $143.9 million and $205.6 million, respectively.

In accordance with PowerChoice, Niagara Mohawk Power recognises changes in accrued unbilled electric revenues in its results of operations. Previously, Niagara Mohawk Power did not recognise accrued unbilled electric revenues in its results of operations until authorised and used them to reduce future revenue requirements. Such amounts were included in "Other Liabilities" pending regulatory disposition. Under the PowerChoice agreement, $8.6 million of unrecognised unbilled electric revenues as of 1 September, 1998, the implementation date of PowerChoice, were netted with certain other regulatory assets and liabilities and any subsequent changes in the estimated unbilled electric revenues are recognised currently in results of operations.

Pursuant to Niagara Mohawk Power's 1996 three-year gas settlement, changes in accrued unbilled gas revenues are deferred. At 31 December, 1999 and 1998, $14.6 million and $30.7 million, respectively, of unbilled gas revenues remain unrecognised in results of operations.

Prior to 1 September, 1998, Niagara Mohawk Power's tariffs included an electric fuel adjustment clause, such that electricity costs above or below the levels allowed in approved rate schedules, were billed or credited to customers.
Niagara Mohawk Power, as authorised by the PSC, charged operations for electricity cost variances in the period of recovery. Under the PowerChoice agreement, the electric fuel adjustment clause was discontinued as of 1 September, 1998.

The 1996 three-year gas settlement agreement established a gas commodity cost adjustment clause ("CCAC"). Niagara Mohawk Power's gas CCAC provides for the collection or pass back of certain increases or decreases from the base commodity cost of gas as established in the gas settlement agreement. The maximum annual risk or benefit to Niagara Mohawk Power is $2.25 million. All savings or excess costs beyond that amount flow to ratepayers. The PSC approved an interim gas rate agreement on 15 October, 1999 and 12 January, 2000 that included a provision for the implementation of a return to a full gas cost collection mechanism and termination of the cost sharing mechanism, effective 1 November, 1999.

Unregulated Revenues

Unregulated revenues and the related costs of gas and electricity are accrued and recorded in the month of delivery, based on contract price and nominated natural gas and electricity transmission reservation volumes sold to customers and purchased from suppliers. Adjustments are made to reflect actual volumes delivered or purchased when the actual volumetric information becomes available from the transporters.

Federal Income Taxes

As directed by the PSC, Niagara Mohawk Power defers any amounts payable pursuant to the alternative minimum tax rules. Deferred investment tax credits are amortised over the useful life of the underlying property. Deferred investment tax credits related to the assets that have been sold are taken into income in accordance with IRS rules. Niagara Mohawk and its United States subsidiaries file a consolidated federal income tax return. Income taxes are allocated to each company based on its taxable income.

Statements of Cash Flows

Niagara Mohawk considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents. The consolidated cash flow statements for Niagara Mohawk have been presented to reflect the closing on the sale of the fossil and hydro generation assets, such that certain individual line items are net of the effects of the sale. (For example, the change in materials and supplies was reduced by the sale of inventory to the buyers of the fossil and hydro generation assets).

Treasury Stock

The PSC approved Niagara Mohawk Power's petition to purchase up to $800 million of Niagara Mohawk's common stock. Niagara Mohawk's Board of Directors has approved a program to repurchase twenty million shares through 31 December, 2001. The cost to acquire Niagara Mohawk's common stock by Niagara Mohawk Power is presented as "Treasury stock" in Niagara Mohawk's financial statements and as "Repurchase of Niagara Mohawk's common stock" on Niagara Mohawk Power's financial statements. See Note 5 for a discussion of the stock repurchased during 1999.

Earnings Per Share

Basic earnings per share ("EPS") is computed based on the weighted average number of common shares outstanding for the period. Treasury stock is not considered outstanding and thus, reduces the weighted average shares outstanding. The number of options outstanding at 31 December, 1999, 1998 and 1997 that could potentially dilute basic EPS, (but are considered antidilutive for each period because the options exercise price was greater than the average market price of common shares), is immaterial. Therefore, the calculation of both basic and dilutive EPS is the same for each period.

Derivatives

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from the changes in the values of the derivatives will be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Niagara Mohawk will be required to adopt this standard in 2001. Niagara Mohawk Power has identified swap contracts, entered into as part of the MRA and generation asset sales agreements, (see Note
9) as derivative instruments and has recorded a liability at fair value under SFAS No. 80, "Accounting for Futures Contracts." These swap contracts qualify as hedges of future purchase commitments and will continue to qualify as hedges under SFAS No. 133. The financial sharing agreement entered into as part of the agreement to sell Niagara Mohawk Power's nuclear generation assets will be a derivative instrument as defined by SFAS No. 133 and will be recorded upon the closing of such sale. See Note 8 - "Long-term Contracts for the Purchase of Electric Power - Nuclear Contracts" for a further discussion of the financial sharing agreement. Niagara Mohawk continues to assess the applicability of this new standard to other contractual obligations.

Energy Trading

The Emerging Issues Task Force ("EITF") of the FASB reached a conclusion on Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" to be applied for fiscal years beginning after 15 December, 1998. This EITF states that energy trading contracts should be marked-to-market with the gains and losses included in earnings. Contracts that are designed as hedges of non-trading activities are outside the scope of this EITF. Niagara Mohawk Power's energy contracts and the majority of the marketing activities of Niagara Mohawk Energy, Inc. ("Niagara Mohawk Energy") are not energy trading as defined by this EITF, and therefore, Niagara Mohawk and its subsidiaries do not account for its energy contracts on a marked-to-market basis.

Comprehensive Income

Comprehensive income is the change in the equity of a company, not including those changes that result from shareholder transactions. While the primary component of comprehensive income is reported net income or loss, the other components of comprehensive income relate to foreign currency translation adjustments, additional minimum pension liability recognition and unrealised gains and losses associated with certain investments held as available for sale.

Reclassifications

Certain amounts from prior years have been reclassified on the accompanying Consolidated Financial Statements to conform with the 1999 presentation. Niagara Mohawk's prior years consolidated financial statements have been prepared from Niagara Mohawk Power's prior years consolidated financial statements, except that accounts have been reclassified to reflect Niagara Mohawk's structure.

Note 2  -- Rate and Regulatory Issues and Contingencies

Niagara Mohawk's financial statements conform to US GAAP, including the accounting principles for rate-regulated entities with respect to its regulated operations. Substantively, SFAS No. 71 permits a public utility, regulated on a cost-of-service basis, to defer certain costs, which would otherwise be charged to expense, when authorised to do so by the regulator. These deferred costs are known as regulatory assets, which in the case of Niagara Mohawk Power are approximately $5.5 billion at 31 December, 1999. These regulatory assets are probable of recovery.

Niagara Mohawk has recorded the following regulatory assets on its Consolidated Balance Sheets reflecting the rate actions of its regulators with regard to Niagara Mohawk Power:

MRA Regulatory Asset

Under PowerChoice, a regulatory asset was established for the costs of the MRA and represents the costs to terminate, restate, or amend IPP Party contracts. This regulatory asset is being amortised generally over ten years, beginning 1 September, 1999. Niagara Mohawk Power's rates under PowerChoice have been designed to permit recovery of the MRA regulatory asset.

Swap Contract Regulatory Asset

The swap contract regulatory asset represents the expected future recovery of the swap contract liability. The swap contract liability is the difference between estimated future market prices and the contract prices for the notional quantities of power in the restated IPP PPA contracts and in the financial swaps associated with the PPAs from the sale of the Huntley and Dunkirk coal-fired generation plants. The portion of this regulatory asset associated with the restated IPP PPA contracts will be amortised over ten years ending in June 2008, in accordance with the MRA, as notional quantities are settled. The portion of this regulatory asset associated with the Huntley and Dunkirk PPAs will be amortised over the remaining term of the swaps through June 2003. The amount of this regulatory asset will fluctuate as estimates of future market and contract prices change over the terms of the contracts. For a further discussion of the several PPAs and other financial agreements that Niagara Mohawk Power has entered into as part of the MRA and the sale of its generation assets, see Note 8 -- "Long-term contracts for the purchase of electric power" and Note 9.

Regulatory Tax Asset

The regulatory tax asset represents the expected future recovery from ratepayers of the tax consequences of temporary differences between the recorded book bases and the tax bases of assets and liabilities. This amount is primarily timing differences related to depreciation. These amounts are recovered and amortised as the related temporary differences reverse. In January 1993, the PSC issued a Statement of Interim Policy on Accounting and Ratemaking Procedures that required adoption of SFAS No. 109 on a revenue-neutral basis.

IPP Buyout Costs

Niagara Mohawk Power is also permitted to defer and amortise the cost of any additional IPP contract buyouts. In 1999, there have been four IPP contracts for approximately 127 MW terminated for a total consideration (cash and/or notes) of $229.2 million. Niagara Mohawk Power estimates that it will have reduced IPP payments of approximately $60 million annually, net of purchases of power at market price as a result of the contract buyouts. Deferred costs associated with IPP buyouts will generally be amortised over five years in accordance with PowerChoice, unless PSC approval is obtained for a different amortisation period. Niagara Mohawk Power retains the annual net savings of the buyouts during the remaining term of PowerChoice to offset the amortisation expense. Niagara Mohawk Power is negotiating buyouts and amendments of other IPP contracts. Niagara Mohawk Power is unable to determine the timing and outcome of these negotiations.

Deferred Environmental Restoration Costs

The deferred environmental restoration costs regulatory asset represents Niagara Mohawk Power's share of the estimated costs to investigate and perform certain remediation activities at both Niagara Mohawk Power-owned sites and non-owned sites with which it may be associated. Niagara Mohawk Power has recorded a regulatory asset representing the remediation obligations to be recovered from ratepayers. PowerChoice and Niagara Mohawk Power 's gas rates decisions provide for the recovery of these costs over the settlement periods. Niagara Mohawk Power believes future costs, beyond the settlement periods, will continue to be recovered in rates. See Note 8 -- "Environmental Contingencies".

Deferred Loss on the Sale of Assets

PowerChoice requires Niagara Mohawk Power to divest its portfolio of fossil and hydro generation assets. During 1999, Niagara Mohawk Power completed the sale of its hydroelectric generation plants, its two coal-fired generation plants and its Oswego oil and gas-fired plant for $860 million. These assets had a combined net book value of $956.8 million (including materials and supplies and fuel) at the time of their sale. In addition, there were purchase price adjustments of $26.7 million, primarily due to a lower amount of fuel being delivered to the new owners of the Oswego generation assets than originally anticipated and provided for in the sales agreement.

On 6 October, 1999, Niagara Mohawk Power announced an agreement to sell its Albany oil and gas-fired plant to PSEG Power LLC ("PSEG") for $47.5 million. The 400 MW Albany plant has a net book value of approximately $32.0 million
(including materials and supplies and fuel) as of 31 December, 1999. Niagara Mohawk Power could also receive up to an additional $11.5 million if PSEG chooses to pursue the redevelopment of the Albany plant and the redevelopment is in service by 1 July, 2003. The agreement with PSEG includes a "Post Closing Property Tax Adjustment" to be settled on the first ten anniversaries of the closing date. If actual annual property taxes exceed a predetermined amount, Niagara Mohawk Power will pay PSEG. If the property taxes are lower, then PSEG will pay Niagara Mohawk Power. The predetermined amount is based upon the taxes paid by Niagara Mohawk Power at the time of the sale, which should approximate $6.7 million. During the ten years, the predetermined amount will be lowered by $0.5 million each year. Niagara Mohawk Power is pursuing a reduction in the taxes paid on the facility. No amount has been reflected in the anticipated proceeds from the sale of Albany for the redevelopment fee or the post closing property tax adjustment. Niagara Mohawk Power expects to complete the Albany sale transaction in the first quarter of 2000.

The sale of the Roseton Steam Station, of which Niagara Mohawk Power owns 25 per cent., is being pursued by Central Hudson Gas & Electric Corporation ("Central Hudson"). The remaining ownership interests are Central Hudson, the operator of the plant (35 per cent.), and Consolidated Edison Company of New York, Inc. (40 per cent.). Although Central Hudson stated that it expects to sell this plant by early 2001, to assure divestiture of this asset, Niagara Mohawk Power entered into an agreement with Central Hudson, subject to regulatory approval, to sell its interest in the plant to Central Hudson at approximately net book value by no later than 1 January, 2003. Niagara Mohawk Power's share of the plant has a net book value of approximately $40.8 million (which includes materials and supplies and fuel) as of 31 December, 1999.

The following table summarises Niagara Mohawk Power's electric plant assets as of 31 December, 1999 and 1998, showing the impact on Niagara Mohawk Power's electric plant from the completed sales through 31 December, 1999:



                                          31 December, 1999          31 December, 1998
                                          -----------------          -----------------


In thousands of dollars                   Original      Net Book Original Cost     Net Book
Plant Type                                    Cost         Value                      Value

Unit 1(1)                                1,504,718       957,884     1,503,833      985,141
Unit 2(1)                                  749,204       476,934       748,763      490,504
Albany                                     126,147        27,202       130,476       29,319
Roseton                                     92,544        34,448        91,871       36,842
Dunkirk                                         --            --       274,737      140,878
Huntley                                         --            --       399,660      204,868
Oswego                                          --            --       622,953      299,743
Hydro                                           --            --       448,212      214,351
                                         ---------     ---------     ---------    ---------

                                       32



Total generation                         2,472,613     1,496,468     4,220,505    2,401,646
Transmission and distribution            4,277,210     2,862,408     4,142,255    2,795,782
Other/general                              471,939       313,115       463,890      331,878
                                         ---------     ---------     ---------    ---------



Total electric plant                     7,221,762     4,671,991     8,826,650    5,529,306
                                         =========     =========     =========    =========


(1)      Excludes nuclear fuel.

The PowerChoice agreement provides for deferral and future recovery of net losses, if any, resulting from the sale of the fossil and hydro generation asset portfolio. As of 31 December, 1999, Niagara Mohawk Power has recorded a regulatory asset of $135.2 million for the net loss on the sale of its two coal-fired generation plants, its hydro generation assets, and its oil and gas fired plant at Oswego, which includes $3.0 million in employee-related severance costs. The net loss is included in the balance sheet as "Deferred Loss on the Sale of Assets." In accordance with PowerChoice, Niagara Mohawk Power will not earn a return on the deferred loss during the PowerChoice period. The amount of this regulatory asset is subject to change as a result of post closing adjustments on the sales, transaction costs, the accounting treatment relating to the hydro PPAs, the amount of severance and other costs and the outcome of the sale of the remaining fossil assets. Niagara Mohawk Power has petitioned the PSC to defer, as part of the regulatory asset associated with the sale of the fossil and hydro generation assets, the amount by which the actual amount incurred on the hydro PPAs exceeds the forecasted amount reflected in PowerChoice. After all the fossil and hydro sales transactions have been completed, Niagara Mohawk Power estimates that it will have a net loss (stranded costs) of approximately $150 million, including an estimate of the future deferrable hydro payments. Niagara Mohawk Power is required to submit to the PSC a final accounting of the costs and proceeds from the sale of its assets upon completion of the final sale. Niagara Mohawk Power will begin recovery of the loss in 2003, over a period not to exceed the average remaining life of the assets sold, estimated at 20 years. Niagara Mohawk Power has earned an incentive as provided for in PowerChoice of $9.0 million based on the asset sales concluded in 1999, which is reflected in income in 1999 and is recorded as an other regulatory asset in the balance sheet. An additional incentive is expected to be earned upon the completion of the remaining assets sales of approximately $6.0 million. Niagara Mohawk Power will begin recovery of this amount in 2001, over a period not to exceed 5 years.

Niagara Mohawk Power has also announced an agreement to sell its nuclear generation assets. Niagara Mohawk Power estimates its net loss from the nuclear sale to be in the range of $1,800 to $1,850 million. Niagara Mohawk Power has petitioned the PSC for approval to defer this net loss for future recovery, which approval is a condition of the closing of the sale of the nuclear assets. See Note 3 -- Nuclear Operations, for a complete discussion regarding this announced sale of Niagara Mohawk Power's nuclear generation assets and its regulatory treatment.

Postretirement Benefits other than Pensions

The postretirement benefits other than pensions regulatory asset represent the excess of such costs recognised in accordance with SFAS No. 106 over the amount received in rates. In accordance with a PSC policy statement, postretirement benefit costs other than pensions were phased into rates generally over a five-year period and amounts deferred are being amortised and recovered over a period of approximately 15 years.

Unamortised Debt Expense

The unamortised debt expense regulatory asset represents the costs to issue and redeem certain long-term debt securities, which were retired prior to maturity. These amounts are amortised as interest expense ratably over the lives of the related issues in accordance with PSC directives.

Other

Included in the other regulatory asset is the accumulation of numerous miscellaneous regulatory deferrals, including the deferral of nuclear outage costs, uncollectible accounts receivable, nuclear decontamination and decommissioning fund costs, and income earned on gas rate sharing mechanisms.

The EITF of the FASB reached a consensus on Issue No. 97-4 "Deregulation of the Pricing of Electricity -- Issues Related to the Application of SFAS No. 71 and SFAS No. 101" in July 1997. EITF 97-4 does not require a company to earn a return on regulatory assets that arise from a deregulating transition plan in assessing the applicability of SFAS No. 71. Niagara Mohawk Power believes that the regulated cash flows to be derived from prices it will charge for electric service over the next ten years, including the Competitive Transition Charge ("CTC") assuming no unforeseen reduction in demand or bypass of the CTC or exit fees, will be sufficient to recover the MRA regulatory asset and to provide recovery of and a return on the remainder of its assets, as appropriate. In the event Niagara Mohawk Power determines, as a result of lower than expected revenues and /or higher than expected costs, that its net regulatory assets are not probable of recovery, it can no longer apply the principles of SFAS No. 71 and would be required to record an after-tax non-cash charge against income for any remaining unamortised regulatory assets and liabilities. If Niagara Mohawk Power could no longer apply SFAS No. 71, the resulting charge would be material to Niagara Mohawk's reported financial condition and results of operations and adversely effect Niagara Mohawk Power's, and therefore Niagara Mohawk's ability to pay dividends.

Under PowerChoice, Niagara Mohawk Power's remaining electric business (electric transmission, distribution and nuclear business) will continue to be rate-regulated on a cost-of-service basis and, accordingly, Niagara Mohawk Power continues to apply SFAS No. 71 to these businesses. Also, Niagara Mohawk Power's IPP contracts, including those restructured under the MRA, as well as the PPAs entered into in connection with the generation divestiture, will continue to be the obligations of the regulated business.

Note 3 - Nuclear Operations

Niagara Mohawk Power is the owner and operator of the 613 MW Unit 1 and the operator and a 41 per cent. co-owner of the 1,143 MW Unit 2. The remaining ownership interests are Long Island Power Authority ("LIPA") -- 18 per cent.; New York State Electric and Gas Corporation ("NYSEG") -- 18 per cent.; Rochester Gas and Electric Corporation ("RG&E") -- 14 per cent.; and Central Hudson -- 9 per cent. Unit 1 was placed in commercial operation in 1969 and Unit 2 in 1988.

Announced Sale

On 24 June, 1999, Niagara Mohawk Power announced an agreement to sell its nuclear assets to AmerGen Energy Company, LLC ("AmerGen"), a joint venture of PECO Energy Company and British Energy, for approximately $135 million, which is subject to price adjustments depending on the time of closing. Along with the asset purchase agreement, Niagara Mohawk Power also signed PPAs with AmerGen to purchase energy and capacity at negotiated prices. See Note 8 for a further discussion of these PPAs under "Long term contracts for the purchase of electric power."

New York State Electric and Gas Corporation is also a party to the agreement and has agreed to sell its 18 per cent. share of Unit 2 to AmerGen. The sale to AmerGen is subject to a previously existing agreement among the five co-owners of Unit 2 that gives the co-owners the right to match a third-party purchase offer made for any share of the plant. On 21 December, 1999, RG&E, a 14 per cent. co-owner, submitted a notice stating it would match the AmerGen agreement.

As a condition of the sale transaction, Niagara Mohawk Power will pre-fund its nuclear decommissioning trust funds (discussed below) at the closing to a predetermined amount (which amount is contingent upon tax rulings and the closing date). The trust funds will be transferred to the buyer at the closing, and the buyer will assume full responsibility for the decommissioning of Unit 1 and its ownership share of Unit 2. If the sale occurs on 1 July, 2000, Niagara Mohawk Power estimates that it will be required to make additional contributions to the decommissioning trust funds of approximately $90 million.

At 31 December, 1999, the net book value of Niagara Mohawk Power's nuclear generation assets (including materials, supplies and nuclear fuel) was approximately $1.6 billion, excluding the reserve for decommissioning. In addition, Niagara Mohawk Power has other nuclear-related assets of approximately $0.5 billion. These assets include the decommissioning trusts and regulatory assets, primarily related to the flow-through to customers of prior income tax benefits.

Because of the uncertainty as to whether the PSC will approve the sale of the nuclear generating plants on terms acceptable to Niagara Mohawk Power, and the outcome of other regulatory approvals, Niagara Mohawk Power has continued to utilise its best estimate of cash flows based on a held-and-used (regulated) model for purposes of assessing whether an asset impairment existed as of 31 December, 1999. Under this assumption the nuclear generating plants are not impaired.

If, and when, Niagara Mohawk Power concludes that its best estimate of future cash flows is from the sale of the power plants, the impairment test will be performed taking into consideration the expected cash flows from operations until sale, expected cash proceeds from the sale of the assets, less amounts required to pre-fund the nuclear decommissioning trust funds. In that event, Niagara Mohawk Power estimates its net loss (stranded costs) from the nuclear sale would to be in the range of $1,800 to $1,850 million.

Niagara Mohawk Power has petitioned the PSC for approval to defer the net loss that would be recognised on the sale for future recovery, which approval is a condition of the closing of the sale of the nuclear assets. Accordingly, Niagara Mohawk Power plans to record a regulatory asset for the amount of the estimated net loss, as calculated pursuant to the assumptions and circumstances described in the preceding paragraph. However, the ability to record the regulatory asset is ultimately conditional on an assessment by Niagara Mohawk Power that the amounts are probable of future recovery in rates and that the rates ultimately approved by the PSC can be charged to and collected from customers without unanticipated reduction in demand.

The amount of the estimated net loss on the sale of the nuclear assets is subject to change as a result of closing price adjustments, transaction costs and the final amount needed to pre-fund the decommissioning trust funds. The estimated range of loss excludes any accounting requirements relating to the nuclear PPAs. Niagara Mohawk Power has proposed to recover the regulatory asset, plus a return on the unamortised balance over a period not to exceed 15 years beginning in 2000, with a significant portion of the recovery likely to occur in years subsequent to the MRA regulatory asset amortisation. Niagara Mohawk Power's current rate structure includes recovery and a return on the nuclear assets. Niagara Mohawk Power proposes to recover a return on and a return of stranded nuclear costs within the rate structures contained in its PowerChoice agreement. This sale is also contingent upon approval by, among others, the PSC, NRC, IRS, and the SEC.

Niagara Mohawk Power originally requested PSC approval by December 1999 and has filed an application with the NRC to transfer the licences to AmerGen. It is unlikely that any sale will close prior to the planned Unit 2 refueling and maintenance outage scheduled to begin in March 2000. A delay in the sale through the planned outage would result in an increase in the purchase price of Unit 2 as specified in the agreement to reflect the estimated costs of the refueling and maintenance outage. The sale price of Unit 1 decreases if the sale occurs after the Unit 2 refueling and maintenance outage. Until the sale is closed, Niagara Mohawk Power generally bears the risks associated with unexpected costs of the refueling outage at Unit 2 and any unscheduled outages at both units, including investigations and unexpected maintenance and capital costs. The purchase agreement terminates if the sale has not occurred before 1 September, 2000. In the event that the sale of the nuclear assets does not occur, Niagara Mohawk Power will continue to recover the costs to run the nuclear generation plants in its PowerChoice rates. In addition, Niagara Mohawk Power would continue to participate in the PSC regulatory proceeding regarding the future of nuclear assets in New York State. On 27 October, 1999, the FERC approved the sale of the transmission assets connected to the nuclear plants to AmerGen. On 26 January, 2000, the PSC Staff had informed the ALJ and all parties, including Niagara Mohawk Power, that they believed the terms of the proposed nuclear sale were not in the public interest. The PSC Staff is continuing its discussions with AmerGen, as well as exploring other options, including giving other interested parties the opportunity to put forth competing proposals. Niagara Mohawk Power cannot predict the outcome of this proceeding, but is committed to pursue the sale of Unit 1 and Unit 2. Notwithstanding this commitment, because of the regulatory hurdles that must be overcome, Niagara Mohawk Power does not believe that such a sale is any more likely to occur than other possible scenarios, including the possible continued operation of the plants by Niagara Mohawk Power for the remainder of their useful lives.

Upon closing of the sale of the nuclear assets, Niagara Mohawk Power will continue to be liable for all spent nuclear fuel fees associated with electricity generated and sold and Unit 1 and Unit 2, prior to the closing. See "Nuclear Fuel Disposal Cost" for a discussion of the Nuclear Waste Policy Act of 1982 and Niagara Mohawk Power's determination of liability. This liability will remain with Niagara Mohawk Power until the DOE provides disposal facilities.

Niagara Mohawk Power also retains liability for changes enacted prior to closing, if any, in the disposal fees already paid to the DOE for fuel burned from 1983 through closing of the sale or in the pre-1983 liability. Niagara Mohawk Power has recovered these costs in rates in the past and believes that any increases in these costs would ultimately be included in the rate process.

Nuclear Plant Decommissioning

If the sale does not occur, Niagara Mohawk Power estimates its site specific costs for decommissioning Unit 1 and its ownership interest in Unit 2 at 31 December, 1999 are as follows:


                                                                       Unit 1                          Unit 2
                                                                       ------                          ------
--------------------------------------------------------------------------------------------------------------
Site Study (year)                                                        1995                            1995
End of Plant Life (year)                                                 2009                            2026
Radioactive Dismantlement to Begin (year)                                   *                            2028
Method of Decommissioning                                                   *         Immediate Dismantlement
--------------------------------------------------------------------------------------------------------------

Cost of Decommissioning (in January 2000 dollars)
                                                                                  In millions of dollars
                                                                                  ----------------------

  Radioactive Components                                                    *                             214
  Non Radioactive Components                                                *                              52
  Fuel Dry Storage/Continuing Care                                          *                              46
                                                                                                      -------

                                                                                                          312
                                                                                                      =======


* Niagara Mohawk Power has not made a final decision on the timing of decommissioning for Unit 1. Decommissioning could occur immediately after end of licence shutdown in 2009 or coincident with Unit 2 decommissioning which would commence in 2026. The cost of decommissioning Unit 1 in January 2000 dollars is estimated to be $594 million for immediate dismantlement or $724 million for delayed dismantlement. Projected earnings from the decommissioning fund are expected to approximate the cost impact of inflation and continuing care under a delayed scenario. The final decision to decommission Unit 1 immediately after shutdown or to delay will occur much closer to the end of licence shutdown date of 2009 so that Niagara Mohawk Power can adequately evaluate the variables that could impact total costs. These variables include but are not limited to the inflation projections, actual earnings rate on the decommissioning fund, the uncertainty of the availability of a low level waste disposal site and the DOE acceptance date and rate of spent fuel disposal.

Niagara Mohawk Power estimates that by the time decommissioning is completed, the above costs will ultimately amount to $1.0 billion (immediate dismantlement) or $1.7 billion (delayed dismantlement) for Unit 1 and $0.9 billion for Niagara Mohawk Power's share of Unit 2, using approximately 3.5 per cent. as an annual inflation factor.

In addition to the costs mentioned above, Niagara Mohawk Power would expect to incur post-shutdown costs for plant ramp down, insurance and property taxes. In 2000 dollars, these costs are expected to amount to $117 million (immediate dismantlement) or $127 million (delayed dismantlement) for Unit 1 and $65 million for Niagara Mohawk Power's share of Unit 2. The amounts will escalate to $193 million (immediate dismantlement) or $210 million (delayed dismantlement) and $190 million for Unit 1 and Niagara Mohawk Power's share of Unit 2, respectively, by the time decommissioning is expected to be completed.

NRC regulations require owners of nuclear power plants to place funds into an external trust to provide for the cost of decommissioning radioactive portions of nuclear facilities and establish minimum amounts that must be available in such a trust at the time of decommissioning. The allowance for Unit 1 and Niagara Mohawk Power's share of Unit 2 was approximately $28 million for the year ended 31 December, 1999. PowerChoice permits rate recovery for all radioactive and non-radioactive cost components for both units, including post-shutdown costs, based upon the amounts estimated in the 1995 site specific studies described above, which are higher than the NRC minimum. The annual decommissioning allowance (which includes funds to be placed into the external trust plus internal reserves) for 2000 will increase to $43.3 million of which $28 million is for radioactive components and $15.3 million is for non-radioactive components. There is no assurance that the decommissioning allowance recovered in rates will ultimately aggregate a sufficient amount to decommission the units. Niagara Mohawk Power believes that if decommissioning costs are higher than currently estimated, the costs would ultimately be included in the rate process.

Decommissioning costs recovered in rates are reflected in "Accumulated depreciation and amortisation" on the balance sheet and amount to $353.1 million and $315.5 million at 31 December, 1999 and 1998, respectively for both units. Additionally at 31 December, 1999, the fair value of funds accumulated in Niagara Mohawk Power's external trusts were $210.2 million for Unit 1 and $70.9 million for its share of Unit 2. The trusts are included in "Other Property and Investments." Earnings on the external trust aggregated $45.3 million through 31 December, 1999, and because the earnings are available to fund decommissioning, have also been included in "Accumulated depreciation and amortisation." For a further discussion on the earnings on the external trust, see Note 9. Amounts recovered for non-radioactive dismantlement are accumulated in an internal reserve fund, which has an accumulated balance of $65 million at 31 December, 1999.

Nuclear Liability Insurance

The Atomic Energy Act of 1954, as amended, requires the purchase of nuclear liability insurance from the Nuclear Insurance Pools in amounts as determined by the NRC. At the present time, Niagara Mohawk Power maintains the required $200 million of nuclear liability insurance.

With respect to a nuclear incident at a licensed reactor, the statutory limit for the protection of the public under the Price-Anderson Amendments Act of 1988, which is in excess of the $200 million of nuclear liability insurance, is currently $8.89 billion without the 5 per cent. surcharge discussed below. This limit would be funded by assessments of up to $83.9 million for each of the 106 presently licensed nuclear reactors in the United States, payable at a rate not to exceed $10 million per reactor, per year, per incident. Such assessments are subject to periodic inflation indexing and to a 5 per cent. surcharge if funds prove insufficient to pay claims. With the 5 per cent. surcharge included, the statutory limit is $9.34 billion.

Niagara Mohawk Power's interest in Units 1 and 2 could expose it to a maximum potential loss, for each accident, of $124.2 million (with 5 per cent. assessment) through assessments of $14.1 million per year in the event of a serious nuclear accident at its own or another licensed US commercial nuclear reactor. The amendments also provide, among other things, that insurance and indemnity will cover precautionary evacuations, whether or not a nuclear incident actually occurs.

This liability would transfer to the purchaser of the nuclear generation assets, if the assets are sold.

Nuclear Property Insurance

The Nine Mile Point Nuclear Site has $500 million primary nuclear property insurance with the American Nuclear Insurers (ANI). In addition, there is $2.25 billion in excess of the $500 million primary nuclear insurance with Nuclear Electric Insurance Limited ("NEIL"). The total nuclear property insurance is $2.75 billion. NEIL also provides insurance coverage against the extra expense incurred in purchasing replacement power during prolonged accidental outages. The insurance provides coverage for outages for 162 weeks, after a 12 week waiting period. NEIL insurance is subject to retrospective premium adjustment under which Niagara Mohawk Power could be assessed up to approximately $8.8 million per loss.

If the sale of the nuclear generation assets occurs, Niagara Mohawk Power will still be liable for retrospective premium adjustments that are associated with NEIL losses that occurred prior to the date of the sale for up to a period of 6 years following the sale. As of 31 December, 1999, Niagara Mohawk Power has not been made aware of any material retrospective premium adjustments.

Low Level Radioactive Waste

Niagara Mohawk Power currently uses the Barnwell, South Carolina waste disposal facility for low level radioactive waste. However, continued access to Barnwell is not assured, and Niagara Mohawk Power has implemented a low level radioactive waste management program so that Unit 1 and Unit 2 are prepared to properly handle interim on-site storage of low level radioactive waste for at least a ten-year period.

Under the Federal Low Level Waste Policy Amendment Act of 1985, New York State was required by 1 January, 1993 to have arranged for the disposal of all low level radioactive waste within the state or, in the alternative, contracted for the disposal at a facility outside the state. To date, New York State has made no funding available to support siting for a disposal facility.

Nuclear Fuel Disposal Cost

In January 1983, the Nuclear Waste Policy Act of 1982 (the "Nuclear Waste Act") established a cost of $.001 per KWh of net generation for current disposal of nuclear fuel and provides for a determination of Niagara Mohawk Power's liability to the DOE for the disposal of nuclear fuel irradiated prior to 1983. The Nuclear Waste Act also provides three payment options for liquidating such liability and Niagara Mohawk Power has elected to delay payment, with interest, until the year in which Niagara Mohawk Power initially plans to ship irradiated fuel to an approved DOE disposal facility. Progress in developing the DOE facility has been slow and it is anticipated that the DOE facility will not be ready to accept deliveries until at least 2010. In July 1996, the United States Circuit Court of Appeals for the District of Columbia ruled that the DOE had an obligation to accept spent fuel from the nuclear industry by 31 January, 1998 even though a permanent storage site would not be ready by then. The DOE did not appeal this decision. On 31 January, 1997, Niagara Mohawk Power joined a number of other utilities, states, state agencies and regulatory commissions in filing a suit in the US Court of Appeals for the District of Columbia against the DOE. The suit requested the court to suspend the utilities payments into the Nuclear Waste Fund and to place future payments into an escrow account until the DOE fulfills its obligation to accept spent fuel. The DOE did not meet its 31 January, 1998 deadline and indicated it was not obligated to provide a financial remedy for delay. On 14 November, 1997 the United States Court of Appeals for the District of Columbia Circuit issued a writ of mandamus precluding DOE from excusing its own delay on the grounds that it has not yet prepared a permanent repository or interim storage facility. On 11 December, 1997, 27 utilities, including Niagara Mohawk Power, petitioned the DOE to suspend their future payments to the Nuclear Waste Fund until the DOE begins moving fuel from their plant sites. The petition further sought permission to escrow payments to the waste fund beginning in February 1998. On 12 January, 1998, the DOE denied the petition. In 1998, both the House and the US Senate passed legislation to reform the federal government's spent nuclear fuel disposal policy. This legislation authorised DOE to construct an interim spent fuel storage facility to accommodate acceptance of spent fuel beginning no later than June 2003. Additionally, this legislation required the payment of one-time fees by electric utilities for the disposal of fuel irradiated prior to 1983 to be paid to the Nuclear Waste Fund no later than 30 September, 2001. However, this legislation was never sent to the President for approval. As of 31 December, 1999, Niagara Mohawk Power has recorded a liability of $126.0 million in other long-term debt for the disposal of nuclear fuel irradiated prior to 1983.

Niagara Mohawk Power has several alternatives under consideration to provide additional spent fuel storage facilities, as necessary. Each alternative will likely require NRC approval, may require other regulatory approvals and would likely require incurring additional costs, which Niagara Mohawk Power has included in its decommissioning estimates for both Unit 1 and its share of Unit
2. Niagara Mohawk Power does not believe that the possible unavailability of the DOE disposal facility until 2010 will inhibit operation of either Unit.

Note 4 -- Bank Credit Arrangements

Niagara Mohawk Power has an $804 million senior bank financing with a bank group consisting of a $255 million term loan facility, a $125 million revolving credit facility and $424 million for letters of credit. The letter of credit facility provides credit support for the adjustable rate pollution control revenue bonds issued through the New York State Energy Research and Development Authority ("NYSERDA"), discussed in Note 5. As of 31 December, 1999, the amount outstanding under the senior bank financing was $529 million, consisting of $105 million under the term loan facility and $424 million of letters of credit, leaving Niagara Mohawk Power with $275 million of borrowing capability under the financing. The senior bank facility term expires on 1 June, 2000. As a result, the amount outstanding on this facility at 31 December, 1999, $105 million, is shown as a current liability on the balance sheet. Niagara Mohawk Power is currently negotiating a new financing arrangement with a bank group, and believes as a minimum it will be able to obtain $424 million for letters of credit prior to the expiration of the senior bank facility on 1 June, 2000. The interest rate applicable to the facility is variable based on certain rate options available under the agreement and currently approximates 6.625 per cent. (but capped at 15 per cent.).

Opinac had an agreement with a bank providing for letters of credit totalling up to $25 million, which in January 2000 was replaced by a $50 million bank facility secured by certain assets of Opinac. The facility provides for letters of credit and a $10 million line of credit. The facility expires 30 September, 2000 and as of 31 January, 2000, supports approximately $20 million in letters of credit. Opinac is working to extend the facility beyond 30 September, 2000.

Niagara Mohawk did not have any short-term debt outstanding at 31 December, 1999 and 1998.

Note 5 - Capitalisation

Niagara Mohawk Power has been reviewing its capital structure in light of its scheduled debt reduction programme, its divestiture of its electric generation and the changing industry. As a result, Niagara Mohawk Power filed two petitions with the PSC on 1 July, 1999. The PSC approved the petitions on 22 September, 1999 as follows:

     o    Refinance Niagara Mohawk Power Preferred Stock

          The PSC approved Niagara Mohawk Power's petition to issue up to $350 million in preferred stock to refinance existing preferred stock outstanding through 31 December, 2000. During November 1999, Niagara Mohawk Power completed the sale of $150 million of fixed-adjustable rate preferred stock (Series D) at a fixed rate of 6.9 per cent. for the first five years. The 3 million shares of fixed-adjustable rate preferred stock has a $25 par value with a $50 liquidation preference. Niagara Mohawk Power used the proceeds from the sale to redeem its 9.5 per cent. series of $25 par value optionally-redeemable preferred stock on 31 December, 1999.

     o    Purchase of Niagara Mohawk's Common Stock

          The PSC approved Niagara Mohawk Power's petition to purchase up to $800 million of Niagara Mohawk's common stock. Niagara Mohawk's Board of Directors has approved a programme to repurchase 20 million shares through 31 December, 2001.

          During the third quarter of 1999, Niagara Mohawk Power entered into two agreements, which expire in less than one year, whereby two agents would purchase up to 9 million shares of Niagara Mohawk's common stock on Niagara Mohawk Power's behalf. At any time prior to the expiration of these agreements, Niagara Mohawk Power can repurchase the common stock from the agents and is required to reimburse these agents (in stock and/or cash) for the costs they incurred to buy the stock plus a carrying charge. The two agents have incurred a total of approximately $140.3 million to purchase the 9 million shares. During December 1999, Niagara Mohawk Power purchased 4 million shares from one of the agents for approximately $64.3 million, including fees paid to the agent. The remaining 5 million shares repurchased by the other agent, but not yet paid for by Niagara Mohawk Power (with the exception of $1.4 million in carrying charges) remain in the number of shares outstanding in computing Niagara Mohawk's earnings per share.

          During the fourth quarter of 1999, Niagara Mohawk Power repurchased an additional 6 million shares of Niagara Mohawk's common stock on the open market for approximately $91.5 million, including fees.

Niagara Mohawk Capital Stock

Niagara Mohawk is authorised to issue 300,000,000 shares of common stock, $0.01 par value. In addition, Niagara Mohawk is authorised to issue 50,000,000 shares of preferred stock, $0.01 par value. The table below summarises changes in the capital stock issued and outstanding and the related capital account for 1999:


                                                                    Treasury Stock      Capital Stock       Accumulated Other
                                                                      (at cost)*        Premium and           Comprehensive
                                                                                        Expense (Net)*          Income*

                                           Common Stock
                                        $0.01 Par Value
                                         ---------------
                                    Shares               Amount*


31 December, 1998(a)                       --                --               --                  --                   --
Exchange(a)                       187,364,863             1,874                             2,548,022             (29,722)
Issued by subsidiary                                                                          (1,479)
Redemptions by subsidiary                                                                          87
Treasury stock, at cost          (10,000,000)                           (157,167)
Other comprehensive income
  adjustments                                                                                                       3,521
                                 -----------------------------------------------------------------------------------------


31 December, 1999:                177,364,863              1,874        (157,167)          2,546,630             (26,201)
                                  ===========              =====        =========          =========             ========


*    In thousands of dollars.

(a) On 18 March, 1999, the common stock of Niagara Mohawk Power was exchanged on a share for share basis with Niagara Mohawk (See Note 1).

The cumulative amount of foreign currency translation adjustment was $(21,048), the unrealised gain on securities was $814 and the additional minimum pension liability was $5,967 at 31 December, 1999.

Niagara Mohawk Power Capital Stock

Niagara Mohawk Power is authorised to issue 250,000,000 shares of common stock, $1 par value; 3,400,000 shares of preferred stock, $100 par value; 19,600,000 shares of preferred stock, $25 par value; and 8,000,000 shares of preference stock, $25 par value. The table below summarises changes in the capital stock issued and outstanding and the related capital accounts for 1997, 1998 and 1999:



                            Common Stock                               Preferred Stock
                            $1 Par Value           $100 Par Value                             $25 Par Value
                            ------------           --------------                             -------------

Series                      Shares      Amount*    Shares    Non-Redeemable* Redeemable*     Shares   Non-Redeemable* Redeemable*


31 December, 1996         144,365,214   144,365   2,340,000     210,000      24,000(a)     12,064,005     230,000      71,600(a)
Issued                         54,137        54          --          --             --             --          --             --
Redemptions                                         (18,000)         --        (1,800)      (282,801)          --        (7,070)
Other comprehensive
    Income adjustments
                          -----------   -------   ---------     -------      ---------   ------------     -------      ---------
31 December, 1997         144,419,351   144,419   2,322,000     210,000      22,200(a)     11,781,204     230,000      64,530(a)
Issued                     42,945,512    42,946          --          --             --             --          --             --
Redemptions                                         (18,000)         --        (1,800)       (332,801)         --        (8,320)
Other comprehensive
    Income adjustments
                          -----------   -------   ---------     -------      ---------   ------------     -------      ---------
31 December, 1998         187,364,863   187,365   2,304,000     210,000      20,400(a)     11,448,403     230,000      56,210(a)
                          -----------   -------   ---------     -------      ---------   ------------     -------      ---------
Issued                                                   --          --             --   3,000,000 (c)    150,000            --
Redemptions                                         (18,000)         --        (1,800)  (6,232,801)(c)   (150,000)        (5,820)
  Repurchase Niagara
  Mohawk's common
  stock
Dividend of Opinac
Other comprehensive
  income adjustments
                          -----------   -------   ---------     -------      ---------   ------------     -------      ---------
31 December, 1999         187,364,863   187,365   2,286,000     210,000      18,600(a)     8,215,602      230,000      50,390(a)
                          ===========   =======   =========     =======      =========   ============     =======      =========





TABLE CONTINUED




Series                        Capital         Accumulated         Repurchased
                              Stock           Other               Holdings'
                              Premium         Comprehensive       Common
                              and             Income*             Stock*
                              Expense
                              (Net)*


31 December, 1996             1,798,366         (14,641)                  --
Issued                              426
Redemptions                          98
Other comprehensive
  Income adjustments                             (4,561)
                              ---------        ---------          ----------
31 December, 1997             1,798,890         (19,202)                  --
Issued                          563,540
Redemptions                         101
Other comprehensive
  Income adjustments                             (6,592)
                              ---------        ---------          ----------
31 December, 1998             2,362,531         (25,794)                  --
                              ---------        ---------          ----------
Issued                          (1,479)
Redemptions                          87
  Repurchase Niagara
  Mohawk's common
  stock                                                            (157,167)
Dividend of Opinac                             25,186(b)
Other comprehensive
  income adjustments                             (4,545)

                              ---------        ---------          ----------
31 December, 1999             2,361,139          (5,153)           (157,167)
                              =========        =========          ==========

-------------

* In thousands of dollars.

(a)  Includes sinking fund requirements due within one year.

(b) On 31 March, 1999, Niagara Mohawk Power distributed its ownership interest in the stock of Opinac as a dividend to Niagara Mohawk. As a result, the accumulated other comprehensive income of Opinac of $25,186 million, which is entirely made up of foreign currency translation adjustment, is no longer included in Niagara Mohawk Power's "Accumulated Other Comprehensive Income." (See Note 1.)

(c) The fixed-adjustable rate preferred stock issued during 1999 has a $25 par value with a $50 liquidation preference.

--------------

          The cumulative amount of unrealised gain on securities was $814 and the additional minimum pension liability was $5,967 at 31 December, 1999.


Niagara Mohawk Power Non-Redeemable Preferred Stock (Optionally Redeemable)

Niagara Mohawk Power had certain issues of preferred stock, which provide for optional redemption at 31 December, as follows:


                                                                                  Redemption price
                                              In thousands of dollars            dollars per share
                                              -----------------------               (Before adding
Series                                Shares         1999          1998      accumulated dividends)


Preferred $100 par value

3.40%                                200,000       20,000        20,000               103.50
3.60%                                350,000       35,000        35,000               104.85
3.90%                                240,000       24,000        24,000               106.00
4.10%                                210,000       21,000        21,000               102.00
4.85%                                250,000       25,000        25,000               102.00
5.25%                                200,000       20,000        20,000               102.00
6.10%                                250,000       25,000        25,000               101.00
7.72%                                400,000       40,000        40,000               102.36

Preferred $25 par value

9.50%                              6,000,000           --       150,000

Adjustable Rate -
Series A                           1,200,000       30,000        30,000                25.00
Series C                           2,000,000       50,000        50,000                25.00
Series D                           3,000,000      150,000           --                 50.00
                                                  -------       -------
                                                  440,000       440,000
                                                  =======       =======

Niagara Mohawk Power Mandatorily Redeemable Preferred Stock

At 31 December, Niagara Mohawk Power had certain issues of preferred stock, as detailed below, which provide for mandatory and optional redemption. These series require mandatory sinking funds for annual redemption and provide optional sinking funds through which Niagara Mohawk Power may redeem, at par, a like amount of additional shares (limited to 120,000 shares of the 7.45 per cent. series). The option to redeem additional amounts is not cumulative.



                                                                                                          Redemption price
                                           Shares                      In thousands of dollars           dollars per share
                                           ------                      -----------------------             (Before adding
                                                                                                        accumulated dividends)
                                                                                                        ----------------------
                                                                                                                       Eventual
Series                               1999              1998               1999            1998           1999          minimum


Preferred $100 par value               186,000           204,000         18,600          20,400          101.21         100.00
 7.45%

Preferred $25 par value                365,602           548,403          9,140          13,710           25.00          25.00
 7.85%

Adjustable Rate -- series B          1,650,000         1,700,000         41,250          42,500           25.00          25.00
                                     ---------         ---------         ------          ------          ------         ------
                                                                         68,990          76,610

Less sinking fund requirements                                            7,620           7,620
                                                                         ------          ------
                                                                         61,370          68,990
                                                                         ======          ======



Niagara Mohawk Power's five-year mandatory sinking fund redemption requirements for preferred stock are as follows:

(in thousands)                               Redemption
Year                                         Requirements

2000                                              7,620
2001                                              7,620
2002                                              3,050
2003                                              3,050
2004                                              3,050
                                                  -----

Niagara Mohawk Power Long-Term Debt

Long-term debt at 31 December, consisted of the following:


                                                                                    In thousands of dollars
                                                                                    -----------------------
                                                      Series          Due            1999             1998

First Mortgage Bonds

                                                      9 1/2%         2000         150,000          150,000
                                                      6 7/8%         2001         210,000          210,000
                                                      9 1/4%         2001         100,000          100,000
                                                      5 7/8%         2002         230,000          230,000
                                                      6 7/8%         2003          85,000           85,000
                                                      7 3/8%         2003         220,000          220,000
                                                          8%         2004         232,425          300,000
                                                      6 5/8%         2005         110,000          110,000
                                                      9 3/4%         2005         137,981          150,000
                                                      7 3/4%         2006         275,000          275,000
                                                     *6 5/8%         2013          45,600           45,600
                                                      9 1/2%         2021              --          150,000
                                                      8 3/4%         2022         136,597          150,000
                                                      8 1/2%         2023         146,020          165,000
                                                      7 7/8%         2024         170,257          210,000
                                                      *5.15%         2025          75,000           75,000
                                                       *7.2%         2029         115,705          115,705
                                                                                ---------        ---------

Total First Mortgage Bonds                                                      2,439,585        2,741,305
                                                                                ---------        ---------

Senior Notes

                                                      6 1/2%         1999              --          300,000
                                                          7%         2000         340,244          450,000
                                                      7 1/8%         2001         302,439          400,000
                                                      7 1/4%         2002         302,439          400,000
                                                      7 3/8%         2003         302,439          400,000
                                                      7 5/8%         2005         302,439          400,000
                                                      7 3/4%         2008         600,000          600,000
                                                      8 1/2%         2010         500,000          500,000
Unamortised discount on 8 1/2% Senior Note                                      (126,374)        (156,216)
                                                                                ---------        ---------
Total Senior Notes                                                              2,523,626        3,293,784
                                                                                ---------        ---------

Promissory notes:
*Adjustable Rate Series due

                                                                     2015         100,000          100,000
                                                                     2023          69,800           69,800
                                                                     2025          75,000           75,000
                                                                     2026          50,000           50,000
                                                                     2027          25,760           25,760
                                                                     2027          93,200           93,200
Term Loan Agreement                                                               105,000          105,000
Unsecured Medium Term Notes:
Various rates, due 2000-2004                                                           --           20,000
Other                                                                             186,902          174,462
Unamortised premium (discount)                                                   (12,545)         (18,846)
                                                                                ---------        ---------

                                       44


Total long-term debt                                                            5,656,328        6,729,465
Less long-term debt due within one year                                           613,740          312,240
                                                                                ---------        ---------
                                                                                5,042,588        6,417,225
                                                                                =========        =========

* Tax-exempt pollution control related issues.

Niagara Mohawk Power's long-term debt increased significantly upon the closing of the MRA on 30 June, 1998. The MRA was largely financed through the Senior Notes. The Senior Notes are unsecured obligations of Niagara Mohawk Power and rank pari passu in right of payment to its First Mortgage Bonds, the senior bank financing and unsecured medium term notes.

Niagara Mohawk Power is obligated to use 85 per cent. of the net proceeds of the sales of the generation assets to reduce its senior debt outstanding within 180 days after the receipt of such proceeds. To date, Niagara Mohawk Power has received $860 million on the sale of its two coal-fired generation plants, its hydro electric generation plants, and its oil and gas-fired plant in Oswego. During 1999 Niagara Mohawk Power redeemed approximately $1.1 billion in debt using the proceeds from the assets sales and from improved cash flow. See Notes 2 and 3 for a discussion of the status of the remaining generation asset sales.

Several series of First Mortgage Bonds and Promissory Notes were issued to secure a like amount of tax-exempt revenue bonds issued by NYSERDA.
Approximately $414 million of such securities bear interest at a daily adjustable interest rate (with an option to convert to other rates, including a fixed interest rate which would require Niagara Mohawk Power to issue First Mortgage Bonds to secure the debt) which averaged 3.23 per cent. for 1999 and
3.39 per cent. for 1998 and are supported by bank direct pay letters of credit. Pursuant to agreements between NYSERDA and Niagara Mohawk Power, proceeds from such issues were used for the purpose of financing the construction of certain pollution control facilities at Niagara Mohawk Power's generation facilities or to refund outstanding tax-exempt bonds and notes (see Note 4).

Other long-term debt in 1999 consists of obligations under capital leases of approximately $22.1 million, a liability to the DOE for nuclear fuel disposal of approximately $126.0 million and a liability for IPP contract terminations not related to the MRA of approximately $38.8 million. The aggregate maturities of long-term debt for the five years subsequent to 31 December, 1999, excluding capital leases, in millions, are approximately $610.5, $624.2, $544.0, $610.7 and $232.4, respectively. A reduction in debt that will occur from applying proceeds from additional generation asset sales may impact the schedule of maturities of long-term debt.

Early Extinguishment of Debt

During 1999, Niagara Mohawk Power redeemed approximately $822 million in long-term debt prior to its scheduled maturity. Niagara Mohawk Power charged to earnings, as an extraordinary item, approximately $23.8 million, after tax, for redemption premiums incurred, and unamortised debt expense and issuance costs. This extraordinary item had a 13 cents per share, after tax effect on Niagara Mohawk's 1999 earnings per share.

Note 6 -- Federal and Foreign Income Taxes

The federal income tax amounts included in this note are for Niagara Mohawk.

Components of United States and foreign income before income taxes:

In thousands of dollars               1999          1998         1997

United States                        25,276     (206,372)      315,027
Foreign                               6,124         8,227      (1,621)
Consolidating eliminations           13,307        10,592      (3,476)
                                     ------     ---------      -------
Income before income taxes and
  preferred dividend requirement
  of subsidiary                      44,707     (187,553)      309,930
                                     ======     =========      =======

Following is a summary of the components of Federal and foreign income tax and a reconciliation between the amount of Federal income tax expense reported in the Consolidated Statements of Income and the computed amount at the statutory tax rate:



In thousands of dollars                                        1999**          1998        1997

Components of Federal and foreign income taxes:
Current Federal tax expense                                    24,637     (155,320)      77,565
                                                               ------     ---------      ------

Deferred tax expense: Federal                                 (6,931)        84,466      47,836
                      Foreign                                   1,474         4,126       1,194
                                                               ------     ---------      ------
                                                              (5,457)        88,592      49,030
                                                              -------        ------      ------

Total                                                          19,180      (66,728)     126,595
                                                               ======      ========     =======

Reconciliation  between Federal and foreign
  income taxes and the tax computed at
  prevailing U.S. statutory rate on income
  before income taxes:
   Computed Tax                                                15,648      (65,644)     108,475
                                                               ------      --------     -------
Increase (reduction) including those
  attributable to flow-through of certain tax
  adjustments:
   Depreciation                                                21,380        20,808      34,926
   Cost of removal                                            (6,809)       (7,859)     (8,168)
   Allowance for funds used during construction               (2,442)       (4,207)     (2,952)
   Expiring foreign tax credits                                   692        10,053          --
   Pension settlement amortisation                              (278)       (3,317)     (2,391)
   Debt premium & mortgage recording tax                       14,402       (9,408)          23
   Real estate taxes                                            3,540         1,968       2,408
   Provided at other than statutory rate                        1,185            --          --
   Subsidiaries                                               (2,294)         3,853     (1,820)
   Reserve for Hydra-Co sale expenses                         (1,181)          (15)       (276)
   Deferred investment tax credit reversal*                  (23,539)       (7,454)     (7,454)
   Other                                                      (1,124)       (5,506)       3,824
                                                              -------       -------       -----
                                                                3,532       (1,084)      18,120
                                                                -----       -------      ------

Federal and foreign income taxes**                             19,180      (66,728)     126,595
                                                               ======      ========     =======
Effective Tax Rate                                              43.0%         35.6%       40.8%
                                                                =====         =====       =====



* Deferred investment tax credits of $16.2 million related to the fossil and hydro generation assets that have been sold have been taken into income in 1999 in accordance with IRS rules.

** Does not include the tax benefit of $12.819 million associated with the extraordinary item for the loss on the extinguishment of debt in 1999.

At 31 December, the deferred tax liabilities (assets) were comprised of the following:

In thousands of dollars                         1999           1998
Alternative minimum tax                     (97,652)       (82,621)
Unbilled revenue                            (12,771)       (81,685)
Non-utilised NOL carryforward              (930,117)    (1,161,898)
Other                                      (336,478)      (290,035)
                                         -----------    -----------
Total deferred tax assets                (1,377,018)    (1,616,239)
                                         -----------    -----------
Depreciation related                       1,275,804      1,292,582
Investment tax credit related                 65,554         76,418
MRA terminated IPP contracts               1,172,380      1,415,977
Other                                        432,237        342,679
                                         -----------    -----------

Total deferred tax liabilities             2,945,975      3,127,656
                                         -----------    -----------

Accumulated deferred income taxes          1,568,957      1,511,417
                                         ===========    ===========


In December 1998, Niagara Mohawk Power received a ruling from the IRS to the effect that the amount of cash and the value of common stock that was paid to the terminated IPP Parties was deductible in 1998 and generated a substantial net operating loss for federal income tax purposes, such that Niagara Mohawk Power did not pay federal income taxes for 1998. Further, Niagara Mohawk Power has carried back unused NOL carryforward to the years 1996 and 1997, and also for the years 1988 through 1990, which resulted in a tax refund of $135 million that was received in January 1999. Niagara Mohawk anticipates that it will be able to utilise the remaining $3.3 billion NOL carryforward prior to its expiration date in 2019. The amount of the NOL carryforward as of 31 December, 1999 is $2.6 billion. Niagara Mohawk's ability to utilise the NOL carryforward generated, as a result of the MRA, could be limited under the rules of section 382 of the Internal Revenue Code if certain changes in Niagara Mohawk's common stock ownership were to occur in the future.

Note 7 -- Pension and Other Retirement Plans

Niagara Mohawk Power and its affiliates have a non-contributory defined benefit pension plan covering substantially all employees, which was amended during 1998 to include a cash balance benefit in which the participant has an account to which amounts are credited based on qualifying compensation and with interest determined annually based on average annual 30-year Treasury bond yield. The majority of the costs and benefits associated with this plan are attributable to Niagara Mohawk Power employees. Supplemental non-qualified, non-contributory executive retirement programs provide additional defined pension benefits for certain officers. In addition, Niagara Mohawk Power and its affiliates provide certain contributory health care and life insurance benefits for active and retired employees and dependents.

The changes in benefit obligations, plan assets and plan funded status for these pension and other retirement plans as of, and for the year ended 31 December, are summarised as follows:


                                                                            Pension Benefits      Other Retirement Benefits
                                                                            ----------------      -------------------------
In thousands of dollars                                                    1999          1998          1999         1998


Change in benefit obligation:

Benefit obligation at 1 January,                                      1,302,197     1,172,428       547,620      519,851
Service cost                                                             34,743        30,430        15,367       14,338
Interest cost                                                            85,821        79,748        35,555       35,338
Benefits paid to participants                                         (234,683)      (75,650)      (35,568)     (32,917)
Plan amendments                                                          19,300        33,694            --      (6,579)
Curtailments                                                            (4,818)            --         7,287           --


                                       48



Settlements                                                            (32,058)            --            --           --
Actuarial (gain) loss                                                  (58,669)        61,547      (51,203)       17,589
                                                                       --------        ------     ---------    ---------
Benefit obligation at 31 December,                                    1,111,833     1,302,197       519,058      547,620
                                                                      ---------     ---------     ---------    ---------
Change in plan assets:

Fair value of plan assets at 1 January,                               1,446,512     1,304,338       210,046      181,101
Contributions                                                            11,878        12,446         9,435        9,466
Net return on plan assets                                               157,627       198,943        25,609       19,479
Benefits paid to participants                                         (234,152)      (69,215)            --           --
Settlements                                                            (37,218)            --            --           --
                                                                      ---------     ---------     ---------    ---------

Fair value of plan assets at 31 December,                             1,344,647     1,446,512       245,090      210,046
                                                                      ---------     ---------     ---------    ---------

Funded status                                                           232,814       144,315     (273,968)    (337,574)
Unrecognised initial obligation                                          12,788        16,887       141,570      152,460
Unrecognised net gain from actual
  return on plan assets                                               (366,232)     (360,450)            --           --
Unrecognised net loss (gain) from
   past experience different from that assumed                         (17,612)        41,914      (14,507)       55,335
Unrecognised prior service cost                                          81,178        79,269      (15,508)     (27,532)
Accumulated other comprehensive income                                  (6,746)            --            --           --
                                                                      ---------     ---------     ---------    ---------
Benefits liability on Niagara Mohawk's
  Consolidated Balance Sheet                                           (63,810)      (78,065)     (162,413)    (157,311)
                                                                      =========     =========     =========    =========



In 1999, Niagara Mohawk Power experienced a net curtailment/settlement gain of $35.3 million due to the employee transfers associated with the sale of the hydro and fossil generating plants and normal terminations electing lump sum pension benefits distributions under the cash balance option and receiving postemployment medical and life insurance benefits. After a portion of the gain was allocated to the co-tenants, $9.4 million of the net gain was included in the deferred loss on the sale of the assets; the remaining $23.6 million was deferred as an Other Regulatory Liability as required by PSC regulations.

The non-qualified executive pension plan has no plan assets due to the nature of the plan, and therefore, has an accumulated benefit obligation in excess of plan assets of $12.4 million and $8.8 million at 31 December, 1999 and 1998, respectively.

The following table summarises the components of the net annual benefit costs.



                                                                  Pension Benefits               Other Retirement Benefits
                                                                  ----------------               -------------------------
In thousands of dollars                                    1999         1998           1997        1999        1998         1997


Service cost                                             34,743       30,430         27,106      15,367      14,338       12,255
Interest cost                                            85,821       79,748         74,984      35,555      35,338       34,829
Expected return on plan assets                         (97,151)     (95,472)       (84,859)    (17,501)    (16,752)     (13,234)
Amortisation of the initial obligation                    2,526        2,559          2,559      10,890      10,890       10,890
Amortisation of gains and losses                        (1,574)      (8,408)        (9,226)      10,695       8,367        6,967
Amortisation of prior service costs                       7,675        4,899          3,892    (10,271)     (9,508)      (8,745)
                                                       --------     --------       --------    --------     -------      -------
Net benefit cost before curtailment and
  settlements                                            32,040       13,756         14,456      44,735      42,673       42,962


                                       49



Curtailment loss                                          6,470           --             --       5,370          --           --
Settlement gain                                        (47,102)           --             --         --           --           --
                                                       --------     --------       --------    --------     -------      -------
Net benefit cost(1)                                     (8,592)       13,756         14,456      50,105      42,673       42,962
                                                        =======       ======         ======      ======      ======       ======



(1) A portion of the benefit costs relates to the construction labour, and accordingly is allocated to construction projects.

                                                          Other Retirement
                                     Pension Benefits         Benefits
                                     ----------------         --------
                                     1999       1998       1999       1998

Weighted average assumptions
  as of 31 December:

Discount rate                        7.75%      6.75%      7.75%      6.75%
Expected return on plan assets       9.25       9.25       9.25       9.25
Rate of compensation increase
  (plus merit increases)             2.50       2.50        N/A        N/A
Health care cost trend rate
   Under age 65                       N/A        N/A       6.00       7.00
   Over age 65                        N/A        N/A       5.50       6.00
                                      ---        ---       ----       ----



The assumed health cost trend rates decline to 5 per cent. in 2000 and remain at that level thereafter. The assumed health cost trend rates can have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:
                                                 1%              1%
In thousands of dollars                       Increase        Decrease
                                              --------        --------
Effect on total of service and interest
  cost components of net periodic
  postretirement heath care benefit             4,920         (4,130)
  cost

Effect on health care component of the
  accumulated postretirement benefit
  obligations                                  40,839        (35,091)
                                               ------        --------



Niagara Mohawk recognises the obligation to provide postemployment benefits if the obligation is attributable to employees' past services, rights to those benefits are vested, payment is probable and the amount of the benefits can be reasonably estimated. At 31 December, 1999 and 1998, Niagara Mohawk's postemployment benefit obligation is approximately $15.7 million and $15.3 million, respectively.

Note 8 -- Commitments and Contingencies

Long-term Contracts for the Purchase of Electric Power

Niagara Mohawk Power has several types of long-term contracts for the purchase of electric power. Niagara Mohawk Power's commitments under these long-term contracts, as of 1 January, 2000, excluding its commitments with New York Power Authority ("NYPA"), which are shown separately, are summarised in the table below. Following the table are descriptions of the different types of these long-term contracts. For a detailed discussion of the financial swap agreements that Niagara Mohawk Power has entered into as part of the MRA and the sale of its generation assets (the sale of the Huntley and Dunkirk coal-fired generation plants and the announced sale of the Albany oil and gas-fired generation plant) which are not included in the table below, see Note 9.



                             In thousands of dollars
                             -----------------------
Year              Esimated Fixed       Estimated       Total*        Estimated       Estimated
                 Costs* Capacity        Variable                     Purchased       Purchased
                                          Costs*                     Capacity        Energy
                                        Capacity                     (in MW)         (in MWh)
                                      Energy and
                                        Taxes***


2000                128,995             221,032         350,027      1,945           5,776,572
2001                102,157             198,441         300,598      1,936           5,119,974
2002                 40,288             182,337         222,625      1,303           3,476,141
2003                 30,226             182,216         212,443      1,300           3,465,277
2004                 15,218             175,067         190,285        430           3,249,885
2005-15              94,852           1,829,292       1,924,144      422**          34,592,593
                     ------           ---------       ---------      -----          ----------


*    Nominal value.

**   MW value represents the average annual quantity of purchased capacity.

***  Does not include puts (see below).

PURPA Contracts

Under the requirements of PURPA, Niagara Mohawk Power is required to purchase power generated by IPPs, as defined therein. Niagara Mohawk Power has 112 PPAs with 120 IPP facilities, amounting to approximately 1,000 MW of capacity at 31 December, 1999. All of this capacity amount is considered firm and excludes PPAs that provide energy only. The table above includes the estimated payments for fixed costs (capacity) and variable costs (capacity, energy and related taxes) that Niagara Mohawk Power estimates it will be obligated to make under these 112 IPP contracts, excluding the financial obligation under the swap contracts. The payments to the IPPs are subject to the tested capacity and availability of the facilities, scheduling and price escalation. These payments have been significantly reduced by the consummation of the MRA and additional IPP buyouts made in 1999. See Note 2 "IPP Buyout Costs" for a further discussion of the additional IPP buyouts made in 1999.

Fixed capacity costs (in the table above) relate to three  contracts as follows:
(1) a contract with an IPP that was a party to the MRA, (2) a contract for the sale of the Oswego generation assets as discussed further below, and (3) the contract for the sale of the hydroelectric generation assets as discussed further below. With respect to the IPP contract, Niagara Mohawk Power is required to make capacity payments, including payments when the facility is not operating but available for service. The terms of this contract allows Niagara Mohawk Power to schedule energy deliveries and then pay for the energy delivered. Contracts relating to the remaining IPP facilities in service at 31

December, 1999, require Niagara Mohawk Power to pay only when energy is delivered, except when Niagara Mohawk Power decides that it would be better to pay a particular project a reduced payment to have the project reduce its high priced energy deliveries. Niagara Mohawk Power paid approximately $435 million, $785 million and $1,106 million in 1999, 1998 and 1997 for 6,765,000 MWh,
9,700,000 MWh and 13,500,000 MWh, respectively, of electric power under all IPP contracts.

Fossil/Hydro Contracts

As part of the sale of Niagara Mohawk Power's fossil and hydro generation assets, Niagara Mohawk Power entered into PPAs with the buyers of these assets for the purchase of capacity and energy as discussed in more detail below. The table above includes the estimated payments for variable costs and quantities (capacity and energy) associated with the PPAs that Niagara Mohawk Power estimates it will make under these contracts. Niagara Mohawk Power paid approximately $123.7 million in 1999 for 2,409 MW of capacity and 3,490,000 MWh of electric power under these PPAs. The table above does not include the estimated payments for the PPAs entered into with the buyers of the Albany Steam Station and the nuclear generation assets, since Niagara Mohawk Power has not closed on these asset sales.

The hydro PPA calls for the purchase of all energy and capacity through September 2001 at prices that approximate forecasted future market prices. Niagara Mohawk Power anticipates that the energy and capacity to be purchased under the hydro PPA to be at quantities approximating historical generation levels, subject to the effects of water flow availability. The Oswego PPA is primarily a contract for capacity with a nominal amount of energy at prices above forecasted future market prices.

Nuclear Contracts

As part of the agreement with AmerGen to sell its nuclear generation assets, Niagara Mohawk Power would enter into PPAs to purchase energy and capacity at negotiated prices. The negotiated prices are expected to be, on average, above projected market prices during the term of the PPAs. Niagara Mohawk Power would pay only for delivered output from the units. The terms of the PPAs would be for five years from Unit 1 and three years from Unit 2. Upon the expiration of the PPA for Unit 2, there would be a financial sharing agreement whereby Niagara Mohawk Power would be entitled to future payments from the purchaser over a ten-year period if electric energy market prices exceed certain amounts during the ten-year sharing period. Niagara Mohawk Power has proposed to the PSC that any future payments received under the financial sharing agreement will serve to reduce the unamortised regulatory asset recorded as a result of the sale of the nuclear assets. See Note 3 -- Nuclear Operations, for a complete discussion of the proposed sale of the nuclear generation assets.

Put Contracts

As a part of the MRA, Niagara Mohawk Power signed put agreements with approximately one-third of the IPP Parties whereby the IPP Parties have an option to put the physical delivery of energy to Niagara Mohawk Power at market prices. These put agreements will be in effect until the NYISO meets certain volume and capacity conditions for a consecutive six-month period. If the NYISO does not meet the defined volume and capacity transactions that are outlined in the put agreements, then the put agreements are in effect until June 2008. Since Niagara Mohawk Power cannot predict if and when the NYISO will meet the volume and capacity conditions, the cost and quantity of energy associated with the put agreements have not been included in the table above. During 1999, Niagara Mohawk Power paid $75.9 million to the IPP Parties for 2,782,678 MWh of electric power received as part of these put agreements. If the put agreements remain in effect, Niagara Mohawk Power expects to pay approximately $77.1 million to $91.3 million for 4,031,000 MWh to 4,093,000 MWh of electric power in each of the years 2000 to 2004.

While the PPAs for the generation asset sales, which were entered into as an integral part of the generation sales, are above market, they are designed to help Niagara Mohawk Power meet the objectives of rate reduction and price cap commitments as well as meet expected demand as the "provider of last resort" as outlined in the PowerChoice agreement.

At 1 January, 2000, Niagara Mohawk Power had long-term contracts to purchase electric power from the following generation facilities owned by NYPA:

Facility                          Expiration         Purchased      Estimated
                                     Date of         Capacity         Annual
                                    Contract           in MW         Capacity
                                                                       Cost*
Niagara
hydroelectric project                   2007               951     28,392,000

St. Lawrence
hydroelectric project                   2007               104      1,248,000

Blenheim-Gilboa
pumped storage generating
  station                               2002               270      7,452,000
                                                           ---      ---------

                                                         1,325     37,092,000
                                                         =====     ==========

* In thousands of dollars.

The purchase capacities shown above are based on the contracts currently in effect. The estimated annual capacity costs are subject to price escalation and are exclusive of applicable energy charges. The total cost of purchases under these contracts, plus other miscellaneous NYPA purchases, was approximately, in millions, $112.4, $93.1 and $91.0 for the years 1999, 1998 and 1997, respectively. Niagara Mohawk Power continues to have a contract with NYPA's Fitzpatrick nuclear facility to purchase for resale up to 46 MW of power for NYPA's economic development customers.

In addition to the contractual commitments described above, Niagara Mohawk Power entered into a four-year contract, expiring in June 2003, that gives it the option to buy additional power at market prices from the Huntley coal-fired generation plant, now owned by NRG Energy, Inc. ("NRG"). If Niagara Mohawk Power needs any additional energy to meet its load it can purchase the electricity from other IPPs, other utilities, other energy merchants or through the NYISO at market prices.

Gas Supply, Storage and Pipeline Commitments

In connection with its regulated gas business, Niagara Mohawk Power has long-term commitments with a variety of suppliers and pipelines to purchase gas commodity, provide gas storage capability and transport gas commodity on interstate gas pipelines.

The table below sets forth Niagara Mohawk Power's estimated commitments at 31 December, 1999, for the next five years, and thereafter.

                                     Gas Supply     Gas Storage/
In thousands of dollars                                 Pipeline
Year

2000                                     55,175           73,039
2001                                     52,538           66,203
2002                                     39,445           33,067
2003                                     39,445           11,535
2004                                     39,445           11,535
Thereafter                               72,305           45,237
                                         ------           ------

With respect to firm gas supply commitments, the amounts are based upon volumes specified in the contracts giving consideration for the minimum take provisions. Commodity prices are based on New York Mercantile Exchange quotes and reservation charges, when applicable. Storage and pipeline capacity commitments amounts are based upon volumes specified in the contracts, and represent demand charges priced at current filed tariffs. At 31 December, 1999, Niagara Mohawk Power's firm gas supply commitments extend through October 2006, while the gas storage and transportation commitments extend through October 2012.

Gas Multi-Year Rate and Restructuring Proposal

Niagara Mohawk Power filed a three-year gas rate and restructuring proposal on 11 March, 1999 in anticipation of the expiration of its 1996 three-year gas rate settlement agreement, which expired on 1 November, 1999. Niagara Mohawk Power is currently negotiating with the PSC and other parties, but has not reached a final agreement. However, on 15 October, 1999 and 12 January, 2000, the PSC approved an interim arrangement that freezes delivery rates at current levels, subject to refund if the permanent rates are lower, and allows the pass through to customers the benefits of lowered pipeline costs. In addition, the interim arrangement minimises Niagara Mohawk Power's exposure to stranded costs. The interim agreement also included provisions for the implementation of both unbundled gas rates and a return to a full gas cost collection mechanism (gas adjustment clause "GAC") effective 1 November, 1999. In addition, Niagara Mohawk Power is allowed to recover all commodity costs along with fixed capacity costs for capacity actually used to serve customers. It also provides that, pending resolution of the issue in that case, costs for capacity upstream of CNG that are not actually required for sales customer demands or offset by assignment and secondary market release (stranded capacity costs) are not recoverable beginning 1 November, 1999. However, the potential for stranded costs are not considered material to Niagara Mohawk Power's results of operations or financial condition. The exposure may increase in the future as additional customers select alternative suppliers. Niagara Mohawk Power is continuing to work with the PSC and other interested parties to reach a final settlement, but it cannot predict the timing or outcome of such a settlement.

Future of the Natural Gas Industry

In November 1998, the PSC issued its Policy Statement concerning the Future of the Natural Gas Industry in New York State and Order Terminating Capacity Assignment ("PSC Policy Statement"). The PSC envisions a transitional time frame of three to seven years for local gas distribution companies ("LDC") to exit the business of purchasing natural gas (the "merchant" function). The PSC established a process comprising three basic elements, to be pursued in parallel in the exiting of the merchant function:

o Addressing the issues involved in the exiting of the merchant function on a utility-by-utility basis as part of the LDCs individual rate plans;

o Collaboration among staff, LDCs, marketers, pipelines and other stakeholders of generic issues such as operational and reliability issues, protocols and information systems requiring a status report by 1 April, 1999; and

o Coordination of issues faced by electric utilities, including provider of last resort issues and a plan to allow competition in other areas, such as metering, billing and information services.

In December 1998, Niagara Mohawk Power notified the PSC that its specific operational and reliability requirements continue to warrant certain mandatory capacity assignment and inclusion of capacity costs in transportation rates after 1 April, 1999. Niagara Mohawk Power will continue to assign CNG capacity until a final determination is reached in the current rate and restructuring case. The PSC noted in its PSC Policy Statement that it will provide LDCs with a reasonable opportunity to recover these strandable costs if they can demonstrate compliance with the PSC's directives to minimise such costs.

As a result of the collaborative process established in the PSC Policy Statement, on 19 August, 1999, the PSC issued an order requiring that marketers serving firm customers have firm, primary delivery point capacity for the five winter months of November through March, but allowed an alternative for marketers, only for the 1999-2000 heating season, to have firm secondary delivery point capacity and to pay the LDC a standby charge to provide backup service. LDCs that implemented this Order would be presumed to have met the PSC's directive to minimise their stranded costs.

Niagara Mohawk Power believes that it has taken numerous actions to reduce its capacity obligations and its potential stranded costs, but is unable to predict the outcome of this matter. Niagara Mohawk Power has addressed the issues from the PSC Policy Statement in its three-year gas rate and restructuring proposal filed on 11 March, 1999 and as noted above, Niagara Mohawk Power is currently working with the PSC and other interested parties to reach a final settlement.

Sale of Customer Receivables

Niagara Mohawk Power has established a single-purpose, financing subsidiary, NM Receivables LLC ("NMR"), whose business consists of the purchase and resale of an undivided interest in a designated pool of Niagara Mohawk Power customer receivables, including accrued unbilled revenues. For receivables sold, Niagara Mohawk Power has retained collection and administrative responsibilities as agent for the purchaser. As collections reduce previously sold undivided interests, new receivables are customarily sold. NMR has its own separate creditors which, upon liquidation of NMR, will be entitled to be satisfied out of its assets prior to any value becoming available to Niagara Mohawk Power. The sale of receivables are in fee simple for a reasonably equivalent value and are not secured loans. Some receivables have been contributed in the form of a capital contribution to NMR in fee simple for reasonably equivalent value, and all receivables transferred to NMR are assets owned by NMR in fee simple and are not available to pay Niagara Mohawk Power's creditors.

At 31 December, 1999 and 1998, $215.1 million and $150 million, respectively, of receivables had been sold by NMR to a third party. The undivided interest in the designated pool of receivables was sold with limited recourse. The agreement provides for a formula based loss reserve pursuant to which additional customer receivables are assigned to the purchaser to protect against bad debts. At 31 December, 1999, the amount of additional receivables assigned to the purchaser, as a loss reserve, was approximately $83.2 million.

To the extent actual loss experience of the pool receivables exceeds the loss reserve, the purchaser absorbs the excess. Concentrations of credit risk to the purchaser with respect to accounts receivable are limited due to Niagara Mohawk Power's large, diverse customer base within its service territory. Niagara Mohawk Power generally does not require collateral, i.e., customer deposits.

In the fourth quarter of 1999, NMR was not in compliance with a certain statistical ratio relating to the pool of receivables sold. The purchaser has granted a waiver for this period. While NMR is working to return to compliance with this ratio, it is possible a non-compliance condition could continue to exist. NMR is unable to predict whether further waivers would be granted.

Customer Service System

Niagara Mohawk Power implemented a new customer service system in mid-February 1999, which experienced transition issues in customer satisfaction, incremental costs and PSC scrutiny. The PSC has begun an inquiry into the development and implementation costs of CSS, as well as Niagara Mohawk Power's exposure to operational issues during transition. Niagara Mohawk Power is unable to predict the outcome or financial consequences, if any, of the PSC inquiry.

Environmental Contingencies

The public utility industry typically utilises and/or generates in its operations a broad range of hazardous and potentially hazardous wastes and by-products. Niagara Mohawk Power believes it is handling identified wastes and by-products in a manner consistent with federal, state and local requirements and has implemented an environmental audit program to identify any potential areas of concern and aid in compliance with such requirements. Niagara Mohawk Power is also currently conducting a programme to investigate and remediate, as necessary to meet current environmental standards, certain properties associated with former gas manufacturing and other properties which Niagara Mohawk Power has learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that Niagara Mohawk Power has contributed. Niagara Mohawk Power has also been advised that various federal, state or local agencies believe certain properties require investigation and has prioritised the sites based on available information in order to enhance the management of investigation and remediation, if necessary.

Niagara Mohawk Power is currently aware of 163 sites with which it may be associated, including 86 which are Niagara Mohawk Power-owned. With respect to non-owned sites, Niagara Mohawk Power may be required to contribute some proportionate share of remedial costs. Although one party can, as a matter of law, be held liable for all of the remedial costs at a site, regardless of fault, in practice costs are usually allocated among Potentially Responsible Parties ("PRPs"). Niagara Mohawk Power has denied any responsibility at certain of these PRP sites and is contesting liability accordingly.

Investigations  at each of the Niagara Mohawk  Power-owned sites are designed to
(1) determine if environmental contamination problems exist, (2) if necessary, determine the appropriate remedial actions and (3) where appropriate, identify other parties who should bear some or all of the cost of remediation. Legal action against such other parties will be initiated where appropriate. After site investigations are completed, Niagara Mohawk Power expects to determine site-specific remedial actions and to estimate the attendant costs for restoration. However, since investigations are ongoing for most sites, the estimated cost of remedial action is subject to change.

Estimates of the cost of remediation and post-remedial monitoring are based upon a variety of factors, including identified or potential contaminants; location, size and use of the site; proximity to sensitive resources; status of regulatory investigation and knowledge of activities at similarly situated sites. Additionally, Niagara Mohawk Power's estimating process includes an initiative where these factors are developed and reviewed using direct input and support obtained from the New York State Department of Environmental Conservation ("DEC"). Actual Niagara Mohawk Power expenditures are dependent upon the total cost of investigation and remediation and the ultimate determination of Niagara Mohawk Power's share of responsibility for such costs, as well as the financial viability of other identified responsible parties since clean-up obligations are joint and several. Niagara Mohawk Power has denied any responsibility at certain of these PRP sites and is contesting liability accordingly.

As a consequence of site characterisations and assessments completed to date and negotiations with PRPs, Niagara Mohawk Power has accrued a liability in the amount of $240 million and $220 million, which is reflected in the balance sheet at 31 December, 1999 and 1998, respectively. The potential high end of the range is presently estimated at approximately $480 million, including approximately $245 million in the unlikely event Niagara Mohawk Power is required to assume 100% responsibility at non-owned sites. Niagara Mohawk Power increased its environmental liability $20 million in 1999 as compared to 1998 primarily as a result of the availability of information on certain sites resulting from progress made on feasibility studies. The probabilistic method was used to determine the amount to be accrued for 24 of Niagara Mohawk Power's largest sites. The amount accrued for Niagara Mohawk Power's remaining sites is determined through feasibility studies or engineering estimates, Niagara Mohawk Power's estimated share of a PRP allocation or where no better estimate is available, the low end of a range of possible outcomes is used. In addition, Niagara Mohawk Power has recorded a regulatory asset representing the remediation obligations to be recovered from ratepayers. PowerChoice and the gas settlements provide for the continued application of deferral accounting for expense recognition resulting from this effort.

Niagara Mohawk Power recently informed the DEC, in response to an October 1999 request for information, of 24 additional former manufactured gas plant sites that it may be associated with, including 2 sites that are currently owned by Niagara Mohawk Power. Niagara Mohawk Power is unable to predict what further action the DEC may take with respect to these sites.

In November 1999, Niagara Mohawk Power submitted a revised feasibility study to the DEC, which included the land-based portions of Niagara Mohawk Power's Harbor Point site and five surrounding non-owned sites. The study indicates a range of viable remedial approaches and associated cost estimates and recommends a selected remedial alternative. This range consists of a high end of $70 million, with an expected value calculation of $49 million, which is included in the amounts accrued at 31 December, 1999. The surface water-based portions of Niagara Mohawk Power's Harbor Point site are subject to continuing feasibility study evaluations and review by the DEC. Niagara Mohawk Power currently estimates the range of costs for remediation of the surface water bodies to consist of a high end of $18 million, with an expected value of $11 million. The ranges for the land-based and the surface water bodies portions represent the total estimated costs to remediate the properties and does not consider contributions from other PRPs, the amount of which Niagara Mohawk Power is unable to estimate.

In May 1995,  Niagara  Mohawk  Power  filed a complaint  pursuant to  applicable
Federal and New York State law, in the US District Court for the Northern District of New York against several defendants seeking recovery of past and future costs associated with the investigation and remediation of the Harbor Point and surrounding sites. The New York State Attorney General moved to dismiss Niagara Mohawk Power's claims against the state of New York, the New York State Department of Transportation and the Thruway Authority and Canal Corporation under the Comprehensive Environmental Response, Compensation and Liability Act. Niagara Mohawk Power opposed this motion. On 3 April, 1998, the Court denied the New York State Attorney General's motion as it pertains to the Thruway Authority and Canal Corporation, and granted the motion relative to the state of New York and the Department of Transportation. The case management order, as amended by the Court, establishes 29 February, 2000 as the trial ready date. As a result, Niagara Mohawk Power cannot predict the outcome of the pending litigation against the defendants or the allocation of Niagara Mohawk Power's share of the costs to remediate the Harbor Point and surrounding sites.

Construction Programme

Niagara Mohawk Power is committed to an ongoing construction programme to assure transmission and delivery of its electric and gas services. Niagara Mohawk Power presently estimates that the construction programme for the years 2000 through 2002 will require approximately $678 million, excluding AFC and nuclear fuel. For the years 2000 through 2002, the estimates, in millions, are $219, $229, and $230, respectively, which includes amounts relating to Niagara Mohawk Power's nuclear assets through June 2000, its Albany plant through March 2000, and Niagara Mohawk Power's 25 per cent. ownership share in the Roseton plant through December 2000. If the nuclear sale does not occur, Niagara Mohawk Power estimates it will incur expenditures for construction and nuclear fuel of $69 million for 2000 and $32 million and $67 million for 2001 and 2002, respectively. Any delay in the timing or outcome of these remaining generation asset sales will effect Niagara Mohawk Power's capital expenditure requirements.

Note 9 -- Fair Value of Financial and Derivative Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Temporary Cash Investment

The carrying amount approximates fair value because of the short maturity of the financial instruments.

Long-Term Debt and Mandatory Redeemable Preferred Stock

The fair value of fixed rate long-term debt and redeemable preferred stock is estimated using quoted market prices where available or discounting remaining cash flows at Niagara Mohawk Power's incremental borrowing rate. The carrying value of NYSERDA bonds and other long-term debt are considered to approximate fair value.

Derivative Financial Instruments

The fair value of futures and forward contracts are determined using quoted market prices and broker quotes. (See Note 8 for a discussion of the financial sharing agreement that Niagara Mohawk Power has entered into in connection with the announced sale of the nuclear generation assets.)

Swap Contracts

Niagara Mohawk Power has two different types of swap contracts; the IPP indexed swap contracts and the swap contracts resulting from the sale of Niagara Mohawk Power's Huntley and Dunkirk coal-fired generation plants. The terms of the two types of contracts are as follows:

o IPP indexed swap contracts -- Niagara Mohawk Power, as part of the MRA, entered into restated contracts with eight IPPs. The contracts have a term of ten years and are structured as indexed swap contracts where Niagara Mohawk Power receives or makes payments to the eight IPPs based upon the differential between the contract price and a market reference price for electricity. Niagara Mohawk Power has recorded the liability for these contractual obligations and recorded a corresponding regulatory asset since payments under these restated contracts are authorised and are currently being recovered under PowerChoice. The amount of this liability and regulatory asset will fluctuate as estimates of future market and contract prices change over the term of the contracts, and will decrease over the life of the contracts as notional quantities are settled.

     The contract prices are fixed for the first two years changing to an indexed pricing formula primarily related to gas prices, thereafter. Contract quantities are fixed for each year of the full ten-year term of the contracts and average 4.1 million MWh. The indexed pricing structure ensures that the price paid for energy and capacity will fluctuate relative to the underlying market cost of gas and general indices of inflation.

o Huntley and Dunkirk generating station swap contracts -- As part of the transaction to sell the Huntley and Dunkirk coal-fired generation plants, Niagara Mohawk Power entered into PPAs to purchase energy and capacity from the buyer, NRG Energy, Inc. ("NRG"). Niagara Mohawk Power was required to purchase a portion of the energy generated by the two coal-fired plants; however, it had call options to purchase additional energy if needed. The aggregate energy and capacity costs in the PPAs were above forecasted future market prices. The PPAs converted to financial swaps ("swaps") on 1 December, 1999 and have the same economic terms as the energy contracts, with no physical delivery of energy.

     The agreements expire in June 2003. As of 31 December, 1999, Niagara Mohawk Power has recorded a $56.4 million swap contract liability for the present value of the difference between the contract energy prices and projected market prices and has recorded a corresponding swap contract regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled and may be adjusted as periodic reassessments are made of future energy prices. These amounts are included with the swap contract asset and liability.

     The agreements to purchase capacity and energy began at the sale date of the assets (June 1999). Base quantities were set by the contract with a call option on additional amounts. The contracts converted to financial swaps at 1 December, 1999 triggered by the Independent System Operater implementation. Contract quantities average 2.9 million MWh annually. These agreements expire in June 2003.

In connection with the pending sale of the Albany plant, Niagara Mohawk Power has entered into a contract with the new owner that is intended to compensate PSEG in the near term for the costs of running the plant. This contract will be recorded as a financial agreement at the time of the closing on the sale. The contract is a financial agreement with an exchange of payments that are based on the market price of energy and expires on 30 September, 2003. No actual energy will be delivered to Niagara Mohawk Power, but a quantity of energy, referred to as the call amount, is used to calculate the payment. The call amount is capped each year and totals 1,300 GWh for the life of the contract. The contract is a derivative instrument. Each month Niagara Mohawk Power will pay PSEG a fixed monthly charge plus the call amount times a contract price. The contract price approximates the cost of fuel for the plant and will fluctuate as fuel prices change. PSEG will pay Niagara Mohawk Power the same call amount times the current market price for energy. This market price will be determined by the NYISO. Niagara Mohawk Power has the sole option, within certain limits stated in the contract, to decide what the call amount will be. This combination of a swap with one party having an option is called a swaption. If the market price is expected to be higher than the contract price, Niagara Mohawk Power would likely exercise the option, elect a call amount, and PSEG will make a swap payment to Niagara Mohawk Power. If the market price is expected to be below the contract price, Niagara Mohawk Power would not likely choose to name a call amount, in which case Niagara Mohawk Power would only be required to make the fixed monthly payment. For Niagara Mohawk Power, this contract will serve as a hedge against rising energy prices. Niagara Mohawk Power expects to account for this contract as a hedge of future purchase commitments upon the closing of the sale, expected to occur in the first quarter of 2000. The costs associated with the Albany contract are recoverable under Niagara Mohawk Power's PowerChoice rates.

At 31 December, 1999, Niagara Mohawk Power projects that it will make the following payments in connection with the IPP and Huntley and Dunkirk swap contracts for the years 2000 to 2004, and thereafter:

In thousands of dollars      Projected
Year                           Payment

2000                           106,866
2001                           120,253
2002                           124,109
2003                           114,166
2004                           100,907
Thereafter                     367,816
                               -------

The financial instruments held or issued by Niagara Mohawk are for purposes other than trading. The estimated fair values of their financial instruments are as follows:


                                                          1999                       1998
                                                          ----                       ----
At 31 December; In thousands of dollars            Carrying    Fair Value      Carrying   Fair Value
                                                     Amount                      Amount



Cash and temporary cash investments                 116,164       116,164       172,998      172,998
Mandatorily redeemable preferred stock               68,990        66,564        76,610       86,444
Long-term debt:
   First Mortgage bonds                           2,439,585     2,380,992     2,741,305    2,905,141
   Senior notes                                   2,523,626     2,423,611     3,293,784    3,324,777
   Medium-term notes                                     --            --        20,000       23,290
   Promissory notes                                 413,760       413,760       413,760      413,760
   Other                                            269,827       269,827       253,195      253,195
Swap contract regulatory assets*                    663,718       663,718       693,362      693,362
                                                  ---------     ---------     ---------    ---------

* Includes a portion reported in MRA regulatory asset.

Niagara Mohawk Energy's marketing activities generally consist of transactions entered into to hedge the market fluctuations of contractual and anticipated commitments. Gas futures and electric forward contracts are used for hedging purposes. Changes in market value of futures and forward contracts relating to hedged items are deferred until the physical transaction occurs, at which time, income or loss is recognised.

At 31 December, 1999, Niagara Mohawk Energy's open positions consisted of long and short gas futures and long electric forward contracts with approximate fair values as follows:

                                  1999                          1998
                                  ----                          ----
                            Fair Value Units              Fair Value Units

In thousands

Gas - Long                  $9,596    3,920 Dth           $4,794    2,470 Dth
Gas - Short                 $4,725    2,020 Dth           $1,170      650 Dth
Electric - Long           $125,026    4,493 MWh          $13,141      428 MWh
Electric - Short                --           --               --           --
                          --------    ---------          -------    ---------

The fair value of both the open gas and electric positions for non-trading purposes at 31 December, 1999 and 1998, as well as the effect of these activities on Niagara Mohawk's results of operations for the same period endings, were not material.

The fair value of futures and forward contracts are determined using quoted market prices.

Niagara Mohawk Power's investments in debt and equity securities consist of trust funds for the purpose of funding the nuclear decommissioning of Unit 1 and its share of Unit 2 (see Note 3 -- Nuclear Plant Decommissioning), investments held by Opinac and a trust fund for certain pension benefits. Niagara Mohawk has classified all investments in debt and equity securities as available for sale and have recorded all such investments at their fair market value at 31 December, 1999.

The nuclear decommissioning trust funds comprise over 73 per cent. of the investments in debt and equity securities. The agreement to sell the nuclear generation assets includes the transfer of the decommissioning trust funds, at an agreed amount, to the buyer. In anticipation of that sale, and to reduce the risk of a detrimental market shift affecting the funds, Niagara Mohawk Power converted all decommissioning assets to high grade, short-term commercial paper in October and November of 1999.

The instruments purchased have specified coupon rates and maturity dates of generally 1 to 4 months. Remaining cash is invested in an overnight, short-term investment fund. Due to the current makeup of the funds the book and market values are approximately equal therefore the decommissioning funds no longer experience any substantial unrealised gains or losses. These actions also increased the sales activity for 1999 affecting both the proceeds reported and the realised gains and losses.

The proceeds from the sale of investments were $463.9 million, $202.1 million, and $159.7 million in 1999, 1998, and 1997, respectively. Net realised and unrealised gains and losses related to the nuclear decommissioning trust are reflected in "Accumulated depreciation and amortisation" on the Consolidated Balance Sheets, which is consistent with the method used by Niagara Mohawk Power to account for the decommissioning costs recovered in rates. The unrealised gains and losses related to the investments held by the pension trust and Opinac for the period ending 31 December, 1999 are not material to Niagara Mohawk's results of operations.

The recorded fair values and cost basis of Niagara Mohawk's investments in debt and equity securities is as follows:


                                                   1999                                            1998
                                                   ----                                            ----
                                             Gross Unrealised                                Gross Unrealised
                                             ----------------                                ----------------
At 31 December,                      Cost        Gain    (Loss)    Fair Value        Cost       Gain     (Loss)   Fair Value
In thousands of dollars


Security Type
US Government obligations              --          --        --            --      19,291      2,621      (117)       21,795
Commercial paper                  346,181       1,812        --       347,993      82,930      1,269         --       84,199
Tax exempt obligations              8,143          33     (311)         7,865     104,538      6,786      (164)      111,160
Corporate obligations               8,057       1,532       (1)         9,588     100,736     22,684    (2,856)      120,564
Other                              18,542          --        --        18,542       6,666         --        --         6,666
                                  -------     -------   -------       -------     -------    -------    -------      -------

                                  380,923       3,377     (312)       383,988     314,161     33,360    (3,137)      344,384
                                  =======     =======   =======       =======     =======    =======    =======      =======


Using the specific identification method to determine cost, the gross realised gains and gross realised losses were:

Year ended 31 December;
  In thousands of dollars      1999          1998         1997

Realised gains                26,609         5,350        3,487
Realised losses               15,140         2,221          686
                              ------         -----          ---


The contractual maturities of Niagara Mohawk's investments in debt securities is as follows:

                                     Fair Value         Cost

At 31 December, 1999;
  In thousands of dollars


Less than 1 year                        335,155      333,343
1 year to 5 years                         1,404        1,420
5 years to 10 years                       2,061        2,098
Due after 10 years                        4,399        4,625
                                          -----        -----



Note 10 -- Stock Based Compensation

Under Niagara Mohawk's stock compensation plans, stock units and stock appreciation rights ("SARs") may be granted to officers, key employees and directors. In addition, Niagara Mohawk's plans allow for the grant of stock options to officers. The table below sets forth the activity under Niagara Mohawk's stock compensation plans for the years 1997 through 1999. On 18 March, 1999, Niagara Mohawk Power's common stock was exchanged for Niagara Mohawk's common stock and the SARs, the stock units and the options were likewise exchanged. (See Note 1)

Stock units are payable in cash at the end of a defined vesting period, determined at the date of the grant, based upon Niagara Mohawk's stock price for a defined period. SARs become exercisable, as determined at the grant date, and are payable in cash based upon the increase in Niagara Mohawk's stock price from a specified level. As such, for these awards, compensation expense is recognised over the vesting period of the award based upon changes in Niagara Mohawk's stock price for that period. Options granted over the period 1992 to 1995 are currently exercisable with expirations ten years from the grant date. These options are all considered to be antidilutive for EPS calculations. Included in Niagara Mohawk's results of operations for the years ending 1999, 1998 and 1997, is approximately $(1.9) million, $9.8 million and $3.2 million, respectively, related to these plans.

As permitted by SFAS No. 123 -- "Accounting for Stock-Based Compensation" ("SFAS No. 123") Niagara Mohawk has elected to follow Accounting Principles Board Opinion No. 25 -- "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock options. Since stock units and SARs are payable in cash, the accounting under APB No. 25 and SFAS No. 123 is the same. Therefore, the pro forma disclosure of information regarding net income, as required by SFAS No. 123, relates only to Niagara

Mohawk's outstanding stock options, the effect of which is immaterial to the financial statements for the years ended 1999, 1998 and 1997. There is no effect on earnings per share for these years resulting from the pro-forma adjustments to net income.

                                             SARs         Units      Options

Outstanding at 31 December, 1996          790,600       460,728      298,583
Granted                                   296,300       208,750           --
Exercised                                      --       (2,514)           --
Forfeited                                      --            --           --
                                        ---------     ---------    ---------



Outstanding at 31 December, 1997        1,086,900       666,964      298,583
Granted                                 1,723,500       488,428           --
Exercised                                (42,700)     (211,403)           --
Forfeited                                (28,000)      (10,550)     (12,000)
                                        ---------     ---------    ---------



Outstanding at 31 December, 1998        2,739,700       933,439      286,583
Granted                                   253,200       148,531           --
Exercised                                 (5,500)     (173,991)           --
Forfeited                               (134,838)      (42,985)     (39,208)
                                        ---------     ---------    ---------

Outstanding at 31 December, 1999        2,852,562       864,994      247,375
                                        =========     =========    =========


Note 11 -- Segment Information

Niagara Mohawk is organised between regulated and unregulated activities. Within the regulated business, Niagara Mohawk Power, which has 98 per cent. of total assets and 94 per cent. of total revenues, there are two principal business units: Energy Delivery and Nuclear. As discussed in Note 2, Niagara Mohawk Power is in the process of selling its remaining fossil and nuclear generation assets. Although there are two identified business units, financial performance and resource allocation are measured and managed at the regulated business level.

Niagara Mohawk uses a shareholder value based management system. The measure of shareholder value creation is Economic Value Added ("EVA(R)"). EVA(R) is the financial measure used to evaluate projects, allocate resources and report and provide performance incentives.

Niagara Mohawk's unregulated activities do not meet the reporting thresholds of SFAS No. 131, but comprise a substantial portion of "other" in the accompanying table.


                            Total Revenues     Depreciation &     Federal &         Economic       Construction      Identifiable
                                                Amortisation*   Foreign Income     Value Added     Expenditures         Assets
                                                                  Taxes**

In thousands of dollars

1999
Regulated company            3,827,340            731,429           18,883          (732,041)            298,081       12,445,608
Other                          257,645                543               10           (27,374)                 --          224,827
Eliminations                     (799)                 --              287                 --                 --               --
                             ---------          ---------        ---------          ---------          ---------        ---------

Total Consolidated           4,084,186            731,972           19,180          (759,415)            298,081       12,670,435
                             =========          =========        =========          =========          =========       ==========

1998
Regulated company            3,826,373            484,250         (63,131)          (697,948)            392,200       13,733,055
Other                          169,086                502          (3,597)           (31,471)                 --          128,132
Eliminations                   (3,009)                 --               --                 --                 --               --
                             ---------          ---------        ---------          ---------          ---------        ---------

Total Consolidated           3,992,450            484,752         (66,728)          (729,419)            392,200       13,861,187
                             =========          =========        =========          =========          =========        =========

1997
Regulated Company            3,966,404            339,641          125,401          (650,188)            290,757        9,431,763
Other                          114,444                598            1,194           (32,009)                 --          152,378
Eliminations                   (2,353)                 --               --                --                  --               --
                             ---------          ---------        ---------          ---------          ---------        ---------

Total Consolidated           4,078,495            340,239          126,595          (682,197)            290,757        9,584,141
                             =========          =========        =========          =========          =========        =========



*    Includes amortisation of the MRA regulatory asset in 1998 and 1999.

**   Excludes  the  tax  benefit  of  $12.189   million   associated   with  the
     extraordinary item for the loss on extinguishment of debt recorded in 1999.

EVA(R) is calculated as Net Operating Profit after Taxes less a charge for the use of capital employed. The capital charge is determined by applying a rate representing an estimate of investors expected return given the risk of the business and a targeted capital structure. The rate is not the same as the embedded cost of capital, and in particular does not reflect the return on equity that may be established in a rate proceeding. Certain adjustments to accounting data are made to more closely reflect operating or economic results. In each of the three years, an adjustment was made to include the recognition of the liability for remaining future over-market contracts with IPPs and the corresponding recognition of imputed interest on that liability. In addition, there was a significant adjustment in 1998 to reflect the re-capitalisation for EVA- purposes of the PowerChoice charge and the incremental operating expenses associated with the January 1998 ice storm.

EVA(R) is further segmented between EVA(R) from Operations and EVA(R) related to the IPPs. This distinction is used to allow management to focus on operating performance separate from the consequences of the IPP contracts, the MRA regulatory asset and finance decisions related to managing the capitalisation of Niagara Mohawk.

A reconciliation of total segment Economic Value Added to total consolidated net income for the years ended 31 December, 1999, 1998 and 1997 is as follows:

In thousands of dollars

Economic Value Added:                          1999          1998         1997
Operations                                (261,697)     (248,624)    (266,459)
IPP-related                               (497,718)     (480,795)    (415,738)
                                          ---------     ---------    ---------

Total Economic Value Added                (759,415)     (729,419)    (682,197)
Charge for use of investors' capital      1,163,596     1,225,437    1,237,499
Adjustments for significant items          (58,536)     (351,388)    (189,938)
Interest charges (net of taxes)           (320,119)     (265,455)    (182,029)
Extraordinary item (net of taxes)          (23,806)            --           --
Niagara Mohawk Power preferred dividends   (36,808)      (36,555)     (37,397)
                                           --------      --------     --------

Consolidated net income (loss)             (35,088)     (157,380)      145,938
                                           ========     =========      =======

EVA(R) is a registered trademark of Stern Stewart & Co.

Note 12 - Quarterly Financial Data (Unaudited)

Operating revenues, operating income, net income (loss) and earnings (loss) per common share by quarters from 1999, 1998 and 1997, respectively, are shown in the following tables. Quarterly information for Niagara Mohawk prior to 1999 is Niagara Mohawk Power's, but has been reclassified to reflect Niagara Mohawk's structure. Niagara Mohawk, in its opinion, has included all adjustments necessary for a fair presentation of the results of operations for the quarters. Due to the seasonal nature of the regulated utility business, the annual amounts are not generated evenly by quarter during the year. Niagara Mohawk Power's quarterly results of operations reflect the seasonal nature of its business, with peak electric loads in summer and winter periods. Gas sales peak in the winter.

                          Operating        Operating    Net Income    Basic and
                           Revenues    Income (loss)        (loss)      Diluted
In thousands of                                                        Earnings
dollars                                                              (loss) per
Quarter Ended                                                      common share

31 December,      1999    1,016,504           94,830      (18,166)       (0.10)
                  1998      904,066           99,666      (26,457)       (0.14)
                  1997    1,011,589           81,137       (1,355)       (0.01)
30 September,     1999    1,034,227           98,321      (31,707)       (0.17)
                  1998      979,774          111,231         8,516         0.05
                  1997      942,636          108,049        22,330         0.15
30 June,          1999      914,321           81,153      (36,047)       (0.19)
                  1998      944,684        (193,538)     (150,579)       (1.04)
                  1997      957,091          129,000        31,340         0.22
31 March,         1999    1,119,134          251,848        50,832         0.27
                  1998    1,163,897          131,569        11,140         0.08
                  1997    1,167,179          228,493        93,623         0.65

During the second and third quarters of 1999, Niagara Mohawk recorded an extraordinary item for the early extinguishment of debt of $10.8 million or 6 cents per share. In the first quarter of 1998, Niagara Mohawk expensed $70.2 million associated with the January 1998 ice storm (of which $62.9 million was considered incremental) or 28 cents per common share. In the second quarter of 1998, Niagara Mohawk recorded a non-cash write-off of $263.2 million ($1.18 per common share) associated with the portion of the MRA disallowed in rates by the PSC.

3.  Financial  information  on Niagara Mohawk for the period ended 30 September,
2000

The following financial information has been extracted without material adjustment from the unaudited report of Niagara Mohawk filed on form 10-Q with the SEC for the nine month period ended 30 September, 2000. The financial information is prepared in accordance with US GAAP and under the accounting policies set out in the notes below. US GAAP differs from UK GAAP in certain material respects. A summary of the main differences between the accounting policies adopted by Niagara Mohawk under US GAAP and those adopted by National Grid under UK GAAP is set out in Section 4 below.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Statements of Income (unaudited)

                                                          Nine Months Ended
                                                            30 September,
                                                          ------------------
In thousands of dollars                                    2000         1999

Operating revenues:

   Electric                                             2,827,261    2,597,743
   Gas                                                    507,130      465,220
   Other                                                    5,292        4,719
                                                        ---------    ---------
                                                        3,339,683    3,067,682
                                                        ---------    ---------

Operating expenses:

   Electricity purchased                                1,265,078      714,496
   Fuel for electric generation                            48,077      157,183
   Gas purchased                                          282,630      220,587
   Other operation and maintenance expenses               636,598      674,615
   Amortisation/accretion of MRA/IPP buyout costs         281,539      271,814
   Depreciation and amortisation                          233,804      268,677
   Other taxes (Note 1)                                   209,446      327,070
                                                        ---------    ---------
                                                        2,957,172    2,634,442
                                                        ---------    ---------
Operating income                                          382,511      433,240
Other income (deductions)                                 (6,538)        4,113
                                                        ---------    ---------



Income before interest charges                            375,973      437,353
Interest charges                                          329,146      377,896
Preferred dividend requirement of subsidiary               23,679       27,039
                                                        ---------    ---------

Income (loss) before income taxes                          23,148       32,418
Income taxes (Note 1)                                      24,759       25,536
                                                        ---------    ---------

Income (loss) before extraordinary item                   (1,611)        6,882
Extraordinary item - Loss from the extinguishment
 of debt, net of income taxes (Note 5)                      (909)     (23,804)
                                                            -----     --------
                                       65

Net income (loss) (Note 1)                                (2,520)     (16,922)
                                                         ========     ========
Average number of shares of common stock
  outstanding (in thousands)                              169,782      187,365
Basic and diluted earnings (loss) per average
  share of common stock before extraordinary item        $ (0.01)     $   0.04
Extraordinary item per average share of common stock     $    --      $ (0.13)
                                                         --------     --------
Basic and diluted earnings (loss) per average
  share of common stock                                  $ (0.01)     $ (0.09)
                                                         ========     ========

The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Balance Sheets



                                                       31 September,     31 December,
                                                           2000             1999
                                                        (Unaudited)

In thousands of dollars

Utility plant:
   Electric plant                                         7,168,568       7,221,762
   Nuclear fuel                                             647,798         630,321
   Gas plant                                              1,297,007       1,263,168
   Common plant                                             375,349         364,718
   Construction work-in-progress                            295,347         312,322
                                                         ----------      ----------

Total utility plant                                       9,784,069       9,792,291
Less -- accumulated depreciation and
  amortisation                                            4,031,200       3,904,049
                                                         ----------      ----------

Net utility plant                                         5,752,869       5,888,242
                                                         ----------      ----------

Other property and investment                               576,363         484,735
                                                         ----------      ----------

Current assets:
   Cash, including temporary cash investments
     of $84,173 and $90,029, respectively                   113,679         116,164
   Account receivable (less allowance for doubtful
     accounts of $62,700 and $61,400, respectively)         470,332         373,510
   Materials and supplies, at average cost:
      Oil for production of electricity                       3,713           9,263
      Gas storage                                            69,188          39,166
      Other                                                  89,705          90,605
      Prepaid taxes                                          45,637          21,489
      Other                                                  48,420          24,042
                                                         ----------      ----------
                                                            840,674         674,239
                                                         ----------      ----------

Regulatory assets (Note 3):
   MRA regulatory asset                                   3,417,893       3,686,019
   Swap contracts regulatory asset                          647,544         505,723
   Regulatory tax asset                                     460,873         483,546
   IPP buyout costs                                         243,426         260,873
   Deferred environmental restoration costs (Note 2)        240,000         240,000
   Deferred loss on sale of assets                          175,309         135,229
   Post-retirement benefits other than pensions              46,044          48,937
   Unamortised debt expense                                  41,077          44,903
   Other                                                    126,134         112,556
                                                         ----------      ----------
                                                          5,398,300       5,517,786
                                                         ----------      ----------
Other assets                                                 82,929         105,433
                                                         ----------      ----------
                                                         12,651,135      12,670,435
                                                         ==========      ==========

                                       67

The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Balance Sheets



                                                                                 30 September, 2000     31 December,
                                                                                    (Unaudited)            1999

In thousands of dollars



Capitalisation (Note 1):
   Common stockholders' equity:
      Common stock - $0.01 par value; authorised 300,000,000 shares;
      issued 187,364,863 shares;
      outstanding 160,239,818 and 177,364,863 shares, respectively                   1,874                    1,874
      Treasury stock, at cost, 27,125,045 and 10,000,000 shares, respectively    (407,193)                (157,167)
      Capital stock premium and expenses                                         2,547,554                2,546,630
      Accumulated other comprehensive income                                      (29,385)                 (26,200)
      Retained earnings                                                            608,432                  610,952
                                                                                 ---------                ---------
                                                                                 2,721,282                2,976,089
                                                                                 ---------                ---------

Preferred stock of subsidiary:
   Not subject to mandatory redemption                                             440,000                  440,000
   Subject to mandatory redemption                                                  53,750                   61,370
Long-term debt                                                                   4,712,280                5,042,588
                                                                                 ---------                ---------
Total capitalisation                                                             7,927,312                8,520,047
                                                                                 ---------                ---------

Current liabilities:

   Long-term debt due within one year                                              865,167                  613,740
   Sinking fund requirements on redeemable preferred stock of subsidiary             7,620                    7,620
   Accounts payable                                                                322,892                  288,223
   Payable on outstanding bank checks                                               18,095                   22,067
   Customers' deposits                                                              17,139                   15,255
   Accrued taxes                                                                    21,003                    1,408
   Accrued interest                                                                132,504                   67,593
   Accrued vacation pay                                                             34,811                   35,334
   Other                                                                            87,137                   67,068
                                                                                 ---------                ---------
                                                                                 1,506,368                1,118,308
                                                                                 ---------                ---------

Regulatory and other liabilities (Note 3):

   Accumulated deferred income taxes                                             1,560,412                1,568,957
   Liability for swap contracts                                                    801,887                  663,718
   Employee pension and other benefits                                             219,536                  226,223
   Unbilled gas revenues                                                             7,852                   14,552
   Other                                                                           387,768                  318,630
                                                                                 ---------                ---------
                                                                                 2,977,455                2,792,080
                                                                                 ---------                ---------
                                       69



Commitments and contingencies (Note 2 and 3):

   Liability for environmental restoration                                         240,000                  240,000
                                                                                 ---------                ---------
                                                                                12,651,135               12,670,435
                                                                                ==========               ==========


The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Statement of Cash Flows (unaudited)


                                                                                       Nine Months Ended
                                                                                          30 September,
                                                                                       -----------------
In thousands of dollars                                                                 2000           1999


Cash flows from operating activities:

Net loss                                                                             (2,520)       (16,922)
      Adjustments to reconcile net loss to net cash provided by (used in)
        operating activities:
      Depreciation and amortisation                                                  233,804        268,677
      Amortisation/accretion of MRA/IPP buyout costs                                 281,539        271,814
      Amortisation of nuclear fuels                                                   21,619         21,022
      Extraordinary loss on extinguishment of debt, net of taxes                         887          9,625
      Provision for deferred income taxes                                             14,605       (10,460)
      Net accounts receivable (net of changes in accounts received sold)           (103,522)       (95,665)
      Materials and supplies                                                        (27,551)         17,762
      Accounts payable and accrued expenses                                           25,646         46,198
      Accrued interest and taxes                                                      84,506       (20,684)
      Changes in MRA and IPP buyout costs regulatory assets                           24,538       (73,202)
      Deferral of MRA interest rate savings                                           16,240         22,941
      Refundable federal income taxes                                                     --        130,411
      Changes in other assets and liabilities                                        (5,921)         15,794
                                                                                   ---------      ---------

   Net cash provided by operating activities                                         563,870        587,311
                                                                                   ---------      ---------
Cash flows from investing activities:

   Construction additions                                                          (142,197)      (176,183)
   Nuclear fuel                                                                     (17,477)       (23,503)
                                                                                   ---------      ---------

   Acquisition of utility plant                                                    (159,674)      (199,686)
   Materials and supplies related to construction                                      (512)          1,399
   Accounts payable and accrued expenses related to construction                       6,412         11,549
   Proceeds from the sale of generation assets                                        47,500        780,000
   Other investments                                                                (91,923)       (55,578)
   Other                                                                                 375        (5,467)
                                                                                   ---------      ---------
Net cash provided by (used in) financing activities                                (197,822)        532,217
                                                                                   ---------      ---------

                                       70


Cash flows from financing activities

   Reduction in long-term debt                                                     (312,241)    (1,125,020)
   Proceeds from long-term debt                                                      200,000             --
   Purchase of treasury stock                                                      (250,026)             --
   Funds held for the repurchase of common stock                                          --        (9,394)
   Reduction in preferred stock of subsidiary                                        (7,620)        (7,620)
   Other                                                                               1,354        (4,583)
                                                                                   ---------      ---------
   Net cash used in financing activities                                           (368,533)    (1,146,617)
                                                                                   ---------      ---------
Net decrease in cash                                                                 (2,485)       (27,089)
Cash at beginning of period                                                          116,164        172,998
                                                                                   ---------      ---------
Cash at end of period                                                                113,679        145,909
                                                                                   =========      =========

Supplemental schedule of non-cash flow information:
   Interest paid                                                                     235,188        387,029
   Income taxes paid (refunded)                                                       10,669      (122,456)
                                                                                   =========      =========



Supplemental schedule of non-cash financial activities:

On 18 March, 1999, Niagara Mohawk issued 187,364 shares of common stock in a share-for-share exchange for Niagara Mohawk Power's outstanding common stock.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note 1 -- Summary of Significant Accounting Policies

Holding Company Formation: On 18 March, 1999, Niagara Mohawk Power was reorganised into a holding company structure in accordance with its Agreement and Plan of Exchange between Niagara Mohawk Power and Niagara Mohawk. Niagara Mohawk was incorporated on 2 April, 1998 as a wholly-owned subsidiary of Niagara Mohawk Power. Niagara Mohawk Power's outstanding common stock was exchanged on a share-for-share basis for Niagara Mohawk's common stock. Niagara Mohawk Power's preferred stock and debt were not exchanged as part of the share exchange and continue as obligations of Niagara Mohawk Power. Upon the share exchange on 18 March, 1999, shares originally issued to Niagara Mohawk Power were cancelled. The reorganisation was accounted for at net book value.

Subsidiaries: On 31 March, 1999, Niagara Mohawk Power distributed its ownership in the stock of Opinac as a dividend to Niagara Mohawk, which was accounted for using the net book value of Opinac. As a result, the net assets and accumulated other comprehensive income of Opinac are no longer included in Niagara Mohawk Power's consolidated balance sheet. The dividend completed the holding company structure, with Niagara Mohawk owning 100 per cent. of the common stock of its two subsidiaries, Niagara Mohawk Power and Opinac. Niagara Mohawk Power and its subsidiaries manage all regulated activities and comprise 98 per cent. of the assets and 87 per cent. of the revenues of Niagara Mohawk. Opinac and its subsidiaries consist of an energy marketing company and have investments in energy related services businesses, an unregulated electric utility (Canadian Niagara Power Company, Limited, "CNP"), a developmental stage telecommunications company (Telergy, Inc.), and a research and development company (EVonyx, Inc.) that has developed and intends to commercialise new fuel cell and battery technology. Opinac accounts for its investment in Telergy, Inc. and Evonyx, Inc. using the cost method, and uses the equity method to account for its interest in CNP.

Basis of Presentation: Information in this section has been extracted from the Quarterly Report on Form 10-Q. The Notes to the Consolidated Financial Statements apply to both Niagara Mohawk and Niagara Mohawk Power unless otherwise stated. Niagara Mohawk's consolidated financial statements include the accounts of Niagara Mohawk and its wholly owned subsidiaries, including Niagara Mohawk Power.

Niagara Mohawk, in the opinion of management, has included all adjustments (which include normal recurring adjustments) necessary for a fair statement of the results of operations for the interim periods presented.

Niagara Mohawk Power's electric sales tend to be substantially higher in summer and winter months as related to weather patterns in its service territory; gas sales tend to peak in the winter. Notwithstanding other factors, Niagara Mohawk Power's quarterly net income will generally fluctuate accordingly. Therefore, the earnings for the nine months ended 30 September, 2000 should not be taken as an indication of earnings for all or any part of the balance of the year.

The closing of the MRA, which occurred on 30 June, 1998, and the implementation of Power Choice on 1 September, 1998, have depressed and will continue to substantially depress earnings during the five-year term of Power Choice. The ability of Niagara Mohawk to improve earnings in the period subsequent to Power Choice will depend on the outcome of the regulatory process to set prices at that time and may otherwise be affected by the proposed merger with National Grid. The closing on the sale of the fossil and hydro generation assets at various times during 1999 and 2000 has also affected the comparability of the financial statements. See Note 3 for a further discussion of the generation asset sales.

The income statements and cash flow statements for Niagara Mohawk for the nine months ended 30 September, 1999 reflect the reclassification of the amortisation and accretion associated with certain costs incurred as part of the MRA and additional IPP contract buyouts from "Other Operation and Maintenance Expenses" to "Amortisation/Accretion of MRA/IPP Buyout Costs". The following table outlines the components of the line item "Amortisation/Accretion of MRA/IPP Buyout Costs":

                                                Nine Months Ended
                                                  30 September,
                                                -----------------
                                                1999         2000

In thousands of dollars

Amortisation of MRA regulatory asset           289,873      289,873
Accretion to MRA regulatory assets
  (Senior Discount Note)                      (21,748)     (20,011)
Other MRA related amortisation                (13,435)      (5,965)
Amortisation of other IPP buyout costs          26,849        7,917
                                              --------     --------
                                               281,539      271,814
                                              ========     ========

The income statements, balance sheet and cash flow statements for Niagara Mohawk reflect the accounting and ratemaking treatment proposed by the PSC as a result of May 2000 New York State tax law changes, whereby the gross receipts tax is being replaced by a state income tax retroactive to 1 January, 2000. The PSC requires deferral and pass back of any net tax reduction savings to customers. Accordingly, Niagara Mohawk Power has reduced electric and gas revenues by $15.4 million and $3.1 million, respectively, for the nine months ended 30 September, 2000 and recorded a corresponding liability to customers of $18.5 million, which is reflected in the "Other" current liabilities line item on the balance sheet as at 30 September, 2000.

The income statements also reflect the reclassification of $6.0 million from the "Other taxes" line item to the "Income taxes" line item. Niagara Mohawk Power provides for federal and state income taxes in accordance with SFAS No. 109,

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

Accounting for Income Taxes". The impact of the application of SFAS No. 109, for the nine months ended 30 September, 2000, resulted in a decrease in accumulated deferred income taxes of $22.7 million. Niagara Mohawk is currently working with the PSC and the New York State Department of Taxation and Finance to determine how the New York State tax law changes will be fully implemented for ratemaking purposes. The PSC is expected to issue a generic order by the end of the year. Niagara Mohawk will revise the accounting on these state tax law changes as necessary upon the receipt of such order. Niagara Mohawk does not anticipate any earnings impact to result from the implementation of the generic order.

The   consolidated   cash  flow  statements  for  Niagara  Mohawk  reflects  the above-mentioned income statement and balance sheet changes.

The consolidated cash flow statements for Niagara Mohawk have been presented to reflect the closings of the sales of the fossil and hydro generation assets, such that certain individual line items are net of the effects of the sales.

Estimates: In order to conform with US GAAP, management is required to use estimates in the preparation of Niagara Mohawk's financial statements. Actual results could differ from those estimates.

Comprehensive Income: Comprehensive income is the change in the equity of a company, not including those changes that result from shareholder transactions. While the primary component of comprehensive income is reported net income or loss, the other components of comprehensive income relate to foreign currency translation adjustments, additional minimum pension liability recognition and unrealised gains and losses associated with certain investments held as available for sale. Total comprehensive income (loss) for the nine months ended 30 September, 2000 and 1999 was as follows:

                                     Nine Months Ended
                                       30 September,
                                     -----------------
                                     1999         2000
In millions of dollars

Niagara Mohawk                      (5.7)       (17.7)

Accounting for Futures Contracts: Prior to the adoption of SFAS No. 133, Niagara Mohawk Power is accounting for futures contracts and contracts with similar characteristics according to SFAS No. 80, "Accounting for Futures Contracts" ("SFAS No. 80"). The contracts are hedges of anticipated transactions. Under hedge accounting, gains or losses from the settlements of the futures contracts are deferred until the hedged transactions occur. At that time, the gains or losses and the payments being hedged are recognised in earnings in the Consolidated Statements of Income.

New Accounting Standard: In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Niagara Mohawk will be required to adopt this standard beginning 1 January, 2001. SFAS No. 133 requires companies to record all derivatives, as defined by SFAS No. 133, on the balance sheet as assets or liabilities, measured at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as one of the following:

o Fair-value hedge -- a hedge of the exposure to changes, attributable to a particular risk, in the fair value of (1) a recognised asset or liability or (2) an unrecognised firm commitment.

o Cash-flow hedge -- a hedge of the exposure to variability, attributable to a particular risk, in the cash flows of (1) a recognised asset or liability or (2) a forecasted transaction.


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

Gains or losses resulting from the changes in the fair values of the derivatives will be accounted for depending on the use of the derivative, whether it qualifies for hedge accounting, and if the hedge is effective. Effectiveness is defined to mean that cumulative changes in the value of the hedging instrument should be between 80 per cent. and 125 per cent. of the inverse cumulative changes in the fair value or cash flows of the hedged item. Where the instrument is exchange traded, the fair value of the hedge is determined by reference to published market prices. Where the instrument is not exchange traded, fair value is measured by referring to various brokers' quotations, published forecasts, or other available market data.

The effective portion of gains or losses on derivatives designated and qualifying as cash flow hedges are deferred in Other Comprehensive Income
("OCI") until the hedged transaction is settled. The ineffective portion of gains or losses on derivatives designated and qualifying as cash flow hedges is recorded in earnings. At the time the hedged transaction is settled, the gain or loss is reclassified into earnings from OCI. Gains or losses on derivatives designated as hedging the exposure to changes in the fair value of an asset or liability are recognised in earnings in the period of the change together with the offsetting gain or loss on the value of the hedged item. The effect is to reflect in earnings the extent to which the hedged item is ineffective in achieving offsetting changes in fair value. The gains or losses from derivative instruments that do not qualify for hedge accounting must be recorded directly to earnings in the period of the change in value.

In June 2000, the FASB issued SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, An Amendment of FASB Statement No. 133." Among the amendments was the expansion of the normal purchase and sale exclusion to contracts that implicitly or explicitly permit net settlement and to contracts for which a market exists that facilitates net settlement. In serving its gas and electric customers, Niagara Mohawk Power procures gas and electricity and obtains gas transportation and electric transmission services in quantities that are expected to be used or sold over a reasonable period of time in the normal course of business. Niagara Mohawk Power estimates amounts to be provided based on projections of future sales, which consider historical results, economic trends and the potential for customers to switch to alternative suppliers. At the inception and throughout the term of these contracts, Niagara Mohawk Power believes, based upon past history, that the contracts will result in physical delivery. As such these contracts meet the exclusionary criteria under SFAS Nos. 133 and 138 and are excluded from the accounting and disclosure requirements.

Niagara Mohawk Power has been assessing potential derivatives, beginning with its commodity portfolio, which represents a significant portion of its costs. Commodity costs represent 46 per cent. of total operating expenses for the nine months ended 30 September, 2000. The following contracts, or groups of contracts, have been identified as derivatives:

IPP indexed swap contracts;

o Swap contracts with the buyers of Niagara Mohawk Power's coal and gas fired generating assets (Huntley, Dunkirk, Albany);

o New York Mercantile Exchange ("NYMEX") gas futures purchased to hedge natural gas purchases for customer sales requirements;

o NYMEX gas futures purchased to hedge the natural gas component of the contract payment of the IPP indexed swap contracts;

o Basis swap agreements to hedge the gas transportation portion of the natural gas component of the IPP indexed swap contract payments;

o Swap agreement to hedge the oil price component of the Albany swap contract; and

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


o Fixed for floating electricity swaps to hedge the price of NYISO purchases of electricity.

See Part II, Section 2, Note 9 -- Fair Value of Financial and Derivative Financial Instruments "Swap Contracts" for a further discussion of the terms of each of the financial swap agreements.

Niagara Mohawk Power believes that the Huntley and Dunkirk contracts would qualify as cash flow hedges at the implementation date. They were entered into with the intent to hedge customer exposure to changes in the market price of electricity. Based on experience to date, and expectations for the future, the Huntley and Dunkirk contracts are expected to be highly effective in achieving offsetting cash flows.

The IPP indexed swap contracts and the Albany swap contract are not expected to meet the cash flow hedge criteria of SFAS No. 133, specifically the 80 per cent.-125 per cent. effectiveness test, because of the significant effect of the gas and oil indexing adjustments. As such, these contracts would be measured at fair value on the implementation date of SFAS No. 133 and recorded as liabilities with a corresponding charge to earnings. However, under the accounting treatment currently followed in applying SFAS No. 80, Niagara Mohawk Power believes that the ratemaking afforded these contracts permits the deferral and amortisation of their above-market value in accordance with SFAS No. 71. The IPP indexed swaps and the swap contracts entered into with the sale of the generation assets (Huntley, Dunkirk, Albany) were negotiated in Power Choice, consistent with the restructuring of the New York State electricity markets. As long as Niagara Mohawk Power expects recovery of the above market costs within the terms of the existing Power Choice rate agreement, there will be no earnings impact from periodically marking these contracts to market under SFAS No. 133.

As noted in Note 3, "Rate and Regulatory Issues and Contingencies," if Niagara Mohawk Power determines that its regulatory asset for the swap contracts is not probable of recovery, it could no longer apply SFAS No. 71 and would be required to record an after-tax, non-cash charge against income for any remaining unamortised regulatory assets and liabilities. The IPP swap liability would remain according to SFAS No. 133.

Niagara Mohawk Power also believes the NYMEX futures contracts, basis swaps, oil swap, and electricity swaps will qualify as cash flow hedges of anticipated transactions under SFAS No. 133. The contracts are designated and documented as hedges at inception and price movements in the contracts are expected to move inversely with changes in the projected cash flows of the hedged transactions.

For Niagara Mohawk Power Transmission Congestion Contracts ("TCCs") are financial instruments purchased to hedge the cost of transmitting power. When TCCs are purchased along transmission pathways that Niagara Mohawk Power uses to supply customers with power, in quantities that do not exceed existing or projected load, they operate effectively as hedges of the transmission cost for power. TCCs can also be purchased without a corresponding load and can expose the entity to market risks. Niagara Mohawk Power does not purchase TCCs without an expected corresponding load. If TCCs are classified as derivatives for Niagara Mohawk Power, they would qualify as hedges of anticipated transactions subject to an evaluation of documentation and effectiveness. The projected cash flows created by the TCCs, the money received or paid because of owning the TCCs, would be offset by projected cash flows in transmission expenditures, the dollar impact of the congestion on the cost of power to Niagara Mohawk Power. Under the adoption of SFAS No. 133, Niagara Mohawk Power believes there would not be an earnings impact.

Niagara Mohawk Power has not reached a conclusion as to whether TCCs meet the definition of a derivative under SFAS No. 133. Niagara Mohawk Power, as a non-trading entity, believes there would be no impact to earnings whether or not TCCs are considered derivatives.

According to SFAS No. 133, a contract that does not, in its entirety, meet the definition of a derivative may contain embedded derivative instruments. The instrument may contain terms that could affect some of the cash flows in a manner similar to what would be observed under a derivative. Where such terms exist and where the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract, the embedded derivative should be separated from the host contract and accounted for separately under the new standard. Based upon a review, to date, of the majority of Niagara Mohawk Power's leases and debt and equity instruments, it does not appear that they contain embedded derivatives. The identification of embedded derivatives is an area of great complexity in the application of SFAS No. 133 and Niagara Mohawk Power will continue to review the terms of various financial instruments and will apply the standard as appropriate.

Niagara Mohawk Energy: Niagara Mohawk Energy uses various forms of financial instruments, including futures, forwards, swaps, TCCs, and options. Niagara Mohawk Energy's business has evolved beyond an entity whose activities are primarily associated only with marketing to one whose activities also include trading of energy commodities. Niagara Mohawk Energy's management intends to continue to engage in both marketing and trading activities. Accordingly, under EITF 98-10, effective 1 October, 2000, management is accounting for the portion of its portfolio designated as trading on a mark-to-market basis.

Under EITF 98-10, the financial instruments recognised as trading activities will be valued at fair value and recorded as assets or liabilities with a corresponding entry to defer the earnings impact. Future changes in the fair value of the instruments will be recorded in earnings as they occur. The mark-to-market value of the portfolio at 1 October, 2000 was approximately $21 million. Effective 1 January, 2001 with the implementation of SFAS No. 133, the initial deferred revenue from the impact of the EITF 98-10 accounting will be recognised as a cumulative effect of an accounting change for those contracts determined to be derivatives.

Niagara  Mohawk's  Common Stock:  During 1999,  the PSC approved  Niagara Mohawk
Power's petition to purchase up to $800 million of Niagara Mohawk's common stock. Niagara Mohawk's Board of Directors has approved a programme to repurchase 40 million shares through 31 December, 2002. Niagara Mohawk Power purchased 10 million shares of Niagara Mohawk's common stock through 31 December, 1999 for $157.2 million.

During 1999, Niagara Mohawk Power entered into an agreement with an agent to purchase up to 5 million shares of Niagara Mohawk's common stock. The agent purchased the 5 million shares during 1999. Niagara Mohawk Power, which had the option to settle in cash or shares, elected to settle in cash on 21 June, 2000 for $79 million.

Niagara Mohawk Power purchased 12,125,045 additional shares for approximately $171.0 million during the first nine months of 2000, excluding the 5 million shares noted above. Niagara Mohawk Power has suspended the program to repurchase Niagara Mohawk's common stock as a result of the proposed merger (See Note 6 -- Proposed Merger with National Grid).

Note 2 -- Contingencies

Environmental issues: The public utility industry typically utilises and /or generates in its operations a broad range of hazardous and potentially hazardous wastes and by-products. Niagara Mohawk Power believes it is handling identified wastes and by-products in a manner consistent with federal, state, and local requirements and has implemented an environmental audit program to identify any potential areas of concern and aid in compliance with such requirements. Niagara Mohawk Power is also currently conducting a programme to investigate and remediate, as necessary, to meet current environmental standards, certain properties associated with former gas manufacturing and other properties which Niagara Mohawk Power has learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that Niagara Mohawk Power has contributed. Niagara Mohawk Power has also been advised that various federal, state, or local agencies believe certain properties require investigation and has prioritised the sites based on available information in order to enhance the management of investigation and remediation, if necessary.

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


Niagara Mohawk Power is currently aware of 164 sites with which it may be associated, including 83 which are Niagara Mohawk Power-owned. With respect to non-owned sites, Niagara Mohawk Power may be required to contribute some proportionate share of remedial costs. Although one party can, as a matter of law, be held liable for all of the remedial costs at a site, regardless of fault, in practice costs are usually allocated among PRPs. Niagara Mohawk Power has denied any responsibility at certain of these PRP sites and is contesting liability accordingly.

Investigations  at each of the Niagara Mohawk  Power-owned sites are designed to
(1) determine if environmental contamination problems exist; (2) if necessary, determine the appropriate remedial actions; and (3) where appropriate, identify other parties who should bear some or all of the cost of remediation. Legal action against such other parties will be initiated where appropriate. As site investigations are completed, Niagara Mohawk Power expects to determine site-specific remedial actions and to estimate the attendant costs for restoration. However, since investigations and regulatory reviews are ongoing for most sites, the estimated cost of remedial action is subject to change.

Estimates of the cost of remediation and post-remedial monitoring are based upon a variety of factors, including identified or potential contaminants; location, size and use of the site; proximity to sensitive resources; status of regulatory investigation and knowledge of activities at similarly situated sites. Additionally, Niagara Mohawk Power's estimating process includes an initiative where these factors are developed and reviewed using direct input and support obtained from the DEC. Actual Niagara Mohawk Power expenditures are dependent upon the total cost of investigation and remediation and the ultimate determination of Niagara Mohawk Power's share of responsibility for such costs, as well as the financial viability of other identified responsible parties since clean-up obligations are joint and several.

As a consequence of site characterisations and assessments completed to date and negotiations with PRPs, Niagara Mohawk Power has accrued a liability in the amount of $240 million, which is reflected in the balance sheet at 30 September, 2000 and 31 December, 1999. The potential high end of the range is presently estimated at approximately $480 million, including approximately $235 million in the unlikely event Niagara Mohawk Power is required to assume 100 per cent.
responsibility at non-owned sites. The probabilistic method was used to determine the amount to be accrued for 23 of Niagara Mohawk Power's largest sites. The amount accrued for Niagara Mohawk Power's remaining sites is determined through feasibility studies or engineering estimates, Niagara Mohawk Power's estimated share of a PRP allocation or where no better estimate is available, the low end of a range of possible outcomes is used. In addition, Niagara Mohawk Power has recorded a regulatory asset representing the investigation, remediation and monitoring obligations to be recovered from ratepayers. Power Choice and the gas rate settlements provide for the continued application of deferral accounting for variations in spending from amounts provided in rates. As a result, Niagara Mohawk Power does not believe that site investigation and remediation costs will have a material adverse effect on its results of operations or financial condition.

In November 1999, Niagara Mohawk Power submitted a revised feasibility study to the DEC, which included the land-based portions of Niagara Mohawk Power's Harbor Point site and five surrounding non-owned sites. The study indicates a range of viable remedial approaches and associated cost estimates and recommends a selected remedial alternative. This range consists of a high end of $70 million, with an expected value calculation of $49 million, which is included in the amounts accrued at 30 September, 2000 and 31 December, 1999. The DEC approved this feasibility study in January 2000 and is expected to prepare and issue a Proposed Remedial Action Plan ("PRAP") in late 2000. The surface water-based portions of Niagara Mohawk Power's Harbor Point site are subject to continuing feasibility study evaluations and review by the DEC. In October 2000, the DEC issued a PRAP on the Utica Harbor/Barge Canal portion of the site. Niagara Mohawk Power currently estimates the range of costs for remediation of the surface water bodies to consist of a high end of $18 million, with an expected value of $11 million, which is included in the amounts accrued at 30 September, 2000 and 31 December, 1999. The ranges for the land-based and the surface water bodies portions represent the total estimated costs to remediate the properties and does not consider contributions from other PRPs, the amount of which Niagara Mohawk Power is unable to estimate.

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

In May 1995, Niagara Mohawk Power filed a complaint pursuant to applicable federal and New York State law in the US District Court for the Northern District of New York against several defendants seeking recovery of past and future costs associated with the investigation and remediation of the Harbor Point and surrounding sites. The New York State Attorney General moved to dismiss Niagara Mohawk Power's claims against the state of New York, the New York State Department of Transportation and the Thruway Authority and Canal Corporation under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). Niagara Mohawk Power opposed this motion. On 3 April, 1998, the Court denied the New York State Attorney General's motion as it pertains to the Thruway Authority and Canal Corporation, and granted the motion relative to the state of New York and the Department of Transportation. In a Memorandum -- Decision and Order, dated September 28, 2000, the Court: 1) denied Niagara Mohawk Power's CERCLA and New York Navigation Law motions for summary judgment on liability; 2) denied defendant Beazer East, Inc.'s motions for summary judgment under New York CPLR section 1401 and the New York Navigation Law; and 3) granted defendant Mohawk Valley Oil's ("MVO") cross-motions for summary judgment with respect to Niagara Mohawk Power's CERCLA and New York Navigation Law claims. The Court further ordered that MVO be dismissed from the case. Niagara Mohawk Power has filed a motion seeking leave to appeal the Court's rulings with respect to MVO. This motion is currently returnable on 17 November, 2000. Niagara Mohawk Power is engaged in settlement negotiations with the various parties. Should the case proceed to trial, the court has established 27 February, 2001 as the trial ready date. As a result, Niagara Mohawk Power cannot predict the outcome of the pending litigation against the defendants or the allocation of Niagara Mohawk Power's share of the costs to remediate the Harbor Point and surrounding sites.

Note 3 --  Rate and Regulatory Issues and Contingencies

Niagara Mohawk's financial statements conform to US GAAP, including the accounting principles for rate-regulated entities with respect to Niagara Mohawk Power's regulated operations. Niagara Mohawk Power discontinued application of regulatory accounting principles to its fossil and hydro generation business as of 31 December, 1996. Substantively, SFAS No. 71 permits a public utility, regulated on a cost-of-service basis, to defer certain costs, which would otherwise be charged to expense, when authorised to do so by the regulator. These deferred costs are known as regulatory assets, which in the case of Niagara Mohawk Power, are approximately $5.4 billion at 30 September, 2000. These regulatory assets are probable of recovery.

Swap contract regulatory asset: The swap contract regulatory asset represents the expected future recovery of the swap contract liabilities. The swap contract liability is the difference between estimated future market prices and the contract prices for the notional quantities of power in the restated PPA contracts with the IPPs and in the financial swaps associated with the PPAs from the sale of the Huntley and Dunkirk coal-fired and the Albany oil and gas-fired generation plants. The portion of this regulatory asset associated with the restated IPP contracts will be amortised over ten years ending in June 2008, in accordance with the MRA and Power Choice, as notional quantities are settled. The portion of this regulatory asset associated with the Huntley and Dunkirk PPAs will be amortised over the remaining term of the swaps through June 2003. During the second quarter of 2000, Niagara Mohawk Power completed the sale of its Albany oil and gas-fired generation plant. Niagara Mohawk Power entered into a financial swap as part of the sale. Approximately $18.6 million is included in the swap contract regulatory asset at 30 September, 2000 as part of this agreement. The Albany contract expires on 30 September, 2003, and the portion of the swap contract regulatory asset associated with the agreement will be amortised over the life of the contract as notional quantities are settled. See
Part II, Section 2, Note 9 Fair Value of Financial and Derivative Financial Instruments -- "Swap Contracts" for a further discussion of the terms of each of the financial agreements. The amount of this regulatory asset will fluctuate as estimates of future market and contract prices change over the terms of the contracts and will decline as the remaining contract periods shorten.

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

Deferred loss on the sale of assets: Power Choice requires Niagara Mohawk Power to divest its portfolio of fossil and hydro generation assets. During 1999, Niagara Mohawk Power completed the sale of its hydroelectric generation plants, its coal-fired generation plants and its Oswego oil and gas-fired plant for $860 million. These assets had a combined net book value of approximately $957 million (including materials, supplies and fuel) at the time of their sale. In addition, there were purchase price adjustments of approximately $27 million, primarily due to a lower amount of fuel being delivered to the new owners of the Oswego generation assets than originally anticipated and provided for in the sales agreement.

On 12 May, 2000, Niagara Mohawk Power completed the sale of its Albany oil and gas-fired plant to PSEG for $47.5 million. The Albany plant had a net book value of approximately $36.4 million (including materials, supplies and fuel) at the time of the sale. Niagara Mohawk Power could also receive up to an additional $11.5 million if PSEG chooses to pursue the redevelopment of the Albany plant and the redevelopment is in service by 1 July, 2003. The agreement with PSEG includes a "Post Closing Property Tax Adjustment" to be settled on the first ten anniversaries of the closing date. If actual annual property taxes exceed a predetermined amount, Niagara Mohawk Power will pay PSEG. If the property taxes are lower, then PSEG will pay Niagara Mohawk Power. The predetermined amount is based upon the taxes paid by Niagara Mohawk Power at the time of the sale, which should approximate $6.7 million. During the ten years, the predetermined amount will be lowered by $0.5 million each year. Niagara Mohawk Power is pursuing a reduction in the taxes paid on the facility. The proceeds from the sale of Albany do not include an amount for the redevelopment fee or the post closing property tax adjustment.

On 8 August, 2000, Niagara Mohawk Power announced that the Roseton Steam Station (of which Niagara Mohawk Power owns 25 per cent.) would be sold to Dynegy Inc. of Houston, pursuant to which Niagara Mohawk Power will receive approximately $80 million. Niagara Mohawk Power's share of the plant has a net book value of approximately $37.0 million (which includes materials, supplies and fuel) as of 30 September, 2000.

The Power Choice agreement provides for deferral and future recovery of net losses resulting from the sale of the fossil and hydro generation asset portfolio. As of 30 September, 2000, Niagara Mohawk Power has recorded a regulatory asset of $175.3 million for the net loss on the sale of its coal-fired generation plants, its hydro generation assets, and its oil and gas fired plants at Oswego and Albany, which includes $4.0 million in employee-related severance costs. The net loss is included in Niagara Mohawk Power's balance sheet as "Deferred Loss on Sale of Assets." In accordance with Power Choice, Niagara Mohawk Power will not earn a return on the deferred loss during the Power Choice period and would have to request a return to be applicable after the expiration of Power Choice (31 August, 2003), subject to the approval of the PSC. The amount of this regulatory asset is subject to change as a result of post closing adjustments on the sales, transaction costs, subsequent costs associated with contract clauses, the accounting treatment relating to the hydro PPAs, as discussed below, the amount of severance and other costs, the outcome of the sale of the Roseton Steam Station (described above), and PSC review of the amounts deferred. The PSC has allowed Niagara Mohawk Power to offset the proceeds from the sale of the fossil and hydro generation assets, by the amount which the actual amount incurred on the hydro PPAs exceeds the forecasted amount reflected in Power Choice. On 10 July, 2000, Niagara Mohawk Power filed a report with the PSC outlining the accounting of the costs and proceeds from the sale of the generation assets sold through 31 May, 2000. The amount recorded as a loss is subject to regulatory review. Niagara Mohawk Power will begin recovery of the loss in 2003, over a period not to exceed the average remaining life of the assets sold, estimated at 20 years. Niagara Mohawk Power has recorded a non-cash incentive as provided for in Power Choice of $14.5 million based on the asset sales of which $9.0 million is reflected in income in 1999 and $5.5 million is reflected in income in 2000 in the "Other income (deductions)" line item of the Consolidated Income Statements. The incentive earned is subject to regulatory review and is included in the other regulatory assets on the Consolidated Balance Sheets. Niagara Mohawk Power will begin recovery of the incentive in 2001, over a period not to exceed five years.

On 24 June, 1999, Niagara Mohawk Power announced an agreement to sell its nuclear assets to AmerGen, a joint venture of PECO Energy Company and British Energy, for approximately $135 million. NYSEG was also a party to the agreement and agreed to sell its 18 per cent. share of Unit 2 to AmerGen. The sale agreement was subject to regulatory approval. On 25 April, 2000, the PSC deemed Niagara Mohawk Power's and NYSEG's petitions with respect to the AmerGen agreement to be withdrawn because the PSC expects a competitive process to sell the nuclear assets to result in a substantially higher value and lower stranded costs than the AmerGen agreement. As a result, on 11 May, 2000, Niagara Mohawk Power, NYSEG and AmerGen terminated their agreement in contemplation of such a competitive process, and Niagara Mohawk Power and certain other co-owners are in the process of auctioning Unit 1 and their share of Unit 2. Niagara Mohawk Power cannot predict the outcome of this auction, but is committed to pursue the sale of Unit 1 and Unit 2. Notwithstanding this commitment, because Unit 2 has multiple owners and because any sale will be subject to regulatory hurdles that must be overcome, including stranded cost recovery, Niagara Mohawk Power does not believe that a sale is any more likely to occur than other possible outcomes, including the possible continued operation of the plants by Niagara Mohawk Power for the remainder of their useful lives.

In the event that the sale of the nuclear assets does not occur, Niagara Mohawk Power will continue to recover the costs to run the nuclear generation plants in its Power Choice rates. In addition, Niagara Mohawk Power would continue to participate in the PSC regulatory proceeding regarding the future of nuclear assets in New York State.

Because of the uncertainty as to whether the PSC will approve any sale of the nuclear generating plants on terms acceptable to Niagara Mohawk Power, and the outcome of other regulatory approvals, Niagara Mohawk Power has continued to utilise its best estimate of cash flows based on a held-and-used (regulated) model for purposes of assessing whether an asset impairment existed as of 30 September, 2000. Under this assumption, the nuclear generating assets are not impaired.

If, and when, Niagara Mohawk Power concludes that its best estimate of future cash flows is from the sale of the power plants, the impairment test will be performed taking into consideration the expected cash flows from operations until the sale, expected cash proceeds from the sale of the assets, less amounts which may be required to pre-fund the nuclear decommissioning trust funds.

At 30 September, 2000, the net book value of Niagara Mohawk Power's nuclear generation assets (including materials, supplies and nuclear fuel) was approximately $1.6 billion, excluding the reserve for decommissioning. In addition, Niagara Mohawk Power has other nuclear-related assets of approximately $0.5 billion. These assets include the decommissioning trusts and regulatory assets, which are primarily related to the flow-through to customers of prior income tax benefits.

SFAS No. 71 and other accounting matters: The EITF of the FASB reached a consensus on Issue No. 97-4, "Deregulation of the Pricing of Electricity -- Issues Related to the Application of SFAS No. 71" and SFAS No. 101, "Regulated Enterprises -- Accounting for the Discontinuance of Application of FASB Statement No. 71" in July 1997. EITF 97-4 does not require a company to earn a return on regulatory assets that arise from a deregulating transition plan in assessing the applicability of SFAS No. 71. Niagara Mohawk Power believes that the regulated cash flows to be derived from prices it will charge for electric service over the next ten years, including the CTC assuming no unforeseen reduction in demand or bypass of the CTC or exit fees, will be sufficient to recover the MRA regulatory asset and to provide recovery of and a return on the remainder of its assets, as appropriate. In the event Niagara Mohawk Power determines, as a result of lower than expected revenues and/or higher than expected costs, that its net regulatory assets are not probable of recovery, it can no longer apply the principles of SFAS No. 71 and would be required to record an after-tax, non-cash charge against income for any remaining unamortised regulatory assets and liabilities. If Niagara Mohawk Power could no longer apply SFAS No. 71, the resulting charge would be material to Niagara Mohawk's reported financial condition and results of operations and adversely affect Niagara Mohawk's ability to pay dividends.

Under Power Choice, Niagara Mohawk Power's remaining electric business (electric transmission, distribution and nuclear business) continues to be rate-regulated on a cost-of-service basis and, accordingly, Niagara Mohawk Power continues to apply SFAS No. 71 to these businesses. Also, Niagara Mohawk Power's IPP contracts, including those restructured under the MRA, as well as the PPAs entered into in connection with the generation divestiture, continue to be the obligations of the regulated business.

Note 4 -- Segment Information

Niagara Mohawk is organised between regulated and unregulated activities. Within the regulated business, Niagara Mohawk Power, which has 98 per cent. of total assets and 87 per cent. of total revenues, there are 2 principal business units:
Energy Delivery and Nuclear. As discussed in Note 3 above, Niagara Mohawk Power is pursuing the sale of its nuclear assets and its 25 per cent. interest in the Roseton plant. Although there are two identified business units, financial performance and resource allocation are measured and managed at the regulated business level.

Niagara Mohawk uses a shareholder value based management system. The measure of shareholder value creation is Economic Value Added ("EVA(R)"). EVA(R) is the financial measure used to evaluate projects, allocate resources and report and provide performance incentives.

                                   Nine Months Ended 30 September,
                                   -------------------------------
In thousands of dollars         Total Revenues      Economic Value Added

2000
   Regulated                       2,890,634             (430,398)
   Unregulated                       449,069              (24,905)
   Eliminations                         (20)                    --
                                  ----------             ---------
   Total consolidated              3,339,683             (455,303)
                                  ==========             =========
1999
   Regulated                       2,893,778             (541,240)
   Unregulated                       174,515              (21,124)
   Eliminations                        (611)                    --
                                  ----------             ---------
   Total consolidated              3,067,682             (562,364)
                                  ==========             =========

EVA(R) is calculated as Net Operating Profit after Taxes less a charge for the use of capital employed. The capital charge is determined by applying a rate representing an estimate of investors' expected return given the risk of the business and a targeted capital structure. The rate is not the same as the embedded cost of capital, and in particular, does not reflect the return on equity that may be established in a rate proceeding. Certain adjustments to accounting data are made to more closely reflect operating or economic results. For the nine months ended 30 September, 2000 and 1999, an adjustment is made to include the recognition of the estimated net present value of remaining future above-market contract payments to IPPs, which is calculated annually, and the corresponding recognition of imputed interest as follows:

                                                 Nine Months Ended
                                                   30 September,
                                                 ------------------
In thousands of dollars                          2000          1999
Estimated net present value of
  the remaining future above market
  contract payment to IPPs                     1,383,600      1,987,643
Corresponding recognition of
  imputed interest                                30,564         43,902
                                               ---------      ---------

EVA(R) is further segmented between EVA(R) from Operations and EVA(R) related to the IPPs. This distinction is used to allow management to focus on operating performance separate from the consequences of the IPP contracts, the MRA regulatory asset and finance decisions related to managing the capitalisation of Niagara Mohawk.

A reconciliation of total segment EVA(R) to total consolidated net income for the nine months ended 30 September, 2000 and 1999 is as follows:

                                                    Nine Months Ended
                                                      30 September,
                                                    -----------------
In thousands of dollars                             2000         1999
Economic Value Added:
   Operations                                     (162,079)    (185,383)
   IPP -- Related                                 (293,224)    (376,981)
                                                  ---------    ---------

Total economic value added                        (455,303)    (562,364)
Charge for use of investor's capital                704,095      889,486
Adjustments for significant items                  (30,564)     (43,902)
1998 ice storm recovery costs                        19,443           --
Interest charges (net of taxes)                   (215,603)    (249,299)
Extraordinary item (net of taxes)                     (909)     (23,804)
Niagara Mohawk Power preferred dividends           (23,679)     (27,039)
                                                  ---------    ---------

Consolidated net income (loss)                      (2,520)     (16,922)
                                                  =========    =========

EVA(R) is a registered trademark of Stern Stewart & Co.

Note 5 -- Extraordinary Item

During the nine months ended September 30, 2000 and 1999, Niagara Mohawk recognised an extraordinary item for the early redemption of debt. The following table shows the after tax effect and per share effect of redemption premiums incurred, and the write-off of unamortised debt expense and issuance costs associated with each of the series that was redeemed:



                                                                                      Nine Months Ended 30 September,
                                                                                      -------------------------------
                                                                                      2000                       1999
                                                                                      ----                       ----
In thousands of dollars                    Amount Redeemed  Month Redeemed   Costs          Income tax   Costs
                                                                             Incurred       Benefits     Incurred     Income tax
                                                                             net of tax                  net of tax   benefit



Senior Notes                                         3,402        February           14             8            --           --
Senior Bank Facility                                50,000           April          336           181            --           --
First Mortgage Bonds                                41,585             May          559           300            --           --
First Mortgage Bonds                               151,720            June           --            --        10,750        5,790
First Mortgage Bonds                               150,000            July           --            --         7,556        4,070
Senior Notes                                       500,000       September           --            --         5,459        2,940
Medium Term Notes                                   20,000       September           --            --            39           20
                                                  --------       ---------   ----------   -----------   -----------   ----------

Total                                                                               909           489        23,804       12,820
                                                                             ==========   ===========   ===========   =========-

Per share effect, net of tax                                                      $  --                  $     0.13
                                                                             ==========                  ==========


Note 6 -- Proposed Merger with National Grid

In September 2000, Niagara Mohawk agreed to a merger with National Grid, under which National Grid will acquire Niagara Mohawk through the formation of a new National Grid holding company and the exchange of Niagara Mohawk's shares for a combination of cash and American Depository Shares ("ADS") in the new holding company.

The merger is subject to approval by a majority vote of Niagara Mohawk's Shareholders as well as National Grid shareholder approval. In addition, the merger is contingent on the sale of Niagara Mohawk's nuclear facilities or other satisfactory arrangements being reached and is subject to a number of regulatory and other approvals and consents, including approvals by the SEC under the Public Utility Holding Company Act of 1935, FERC, the PSC, and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The merger is currently anticipated to be completed by late 2001.

Niagara Mohawk Shareholders will receive $19 per share, subject to the dollar value of Five National Grid ordinary shares being between $32.50 and $51.00 in a specified period shortly before the closing of the merger. In the event that the dollar value of Five National Grid ordinary shares is greater than $51.00 during such period, the per share consideration received by Niagara Mohawk's Shareholders will increase by two-thirds of the percentage of the increase in value over $51.00. In the event that the dollar value of Five National Grid ordinary shares is less than $32.50 during such period, the per share consideration received by Niagara Mohawk's Shareholders will decrease by two-thirds of the percentage of the decrease in value below $32.50. Shareholders can elect to receive their consideration either in cash or ADSs, or a combination of both, subject to the aggregate cash consideration offered being at least $1.015 billion. If cash elections received from Niagara Mohawk Shareholders exceed $1.015 billion, National Grid has the option to increase the cash element of the consideration.

4. Summary of differences from the accounting policies of National Grid under UK GAAP

The main differences between the accounting policies adopted by Niagara Mohawk under US GAAP and those adopted by National Grid under UK GAAP, which impact on net income and common share equity, relate to the accounting for pension costs, deferred taxation, the allowance for equity funds used during construction, and regulatory assets.

Pension Costs

Under UK GAAP, pension costs are accounted for and disclosures are provided in accordance with UK Statement of Standard Accounting Practice 24. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) 87 and 88 and pension disclosures are presented in accordance with SFAS 132. Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits.

Deferred taxation

Under UK GAAP, provision is made for deferred taxation to the extent that a liability or an asset will crystallise in the foreseeable future, in accordance with UK Statement of Standard Accounting Practice 15. US GAAP requires full provisioning for deferred taxation liabilities and permits deferred taxation assets to be recognised if their realisation is considered more likely than not.

Allowance for equity funds used during construction

Under US GAAP, the cost of equity funds used to finance construction of fixed assets is recognised in other income as an allowance for equity funds used during the course of construction and capitalised in fixed assets. The capitalised allowance for equity funds used during construction is depreciated over the course of the estimated lives of the relevant fixed assets. Under UK GAAP this accounting treatment is not permitted. However it is anticipated that upon acquisition this US to UK GAAP adjustment would result in an equal and opposite revaluation adjustment which has not been recognised in the table below.

Regulatory assets

SFAS 71 "Accounting for the Effect of Certain Types of Regulation" establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Where the application of UK GAAP results in the non or partial recognition of an obligation compared with US GAAP, any related regulatory asset is either not or partially recognised. In certain circumstances, regulatory assets may be reported net of related regulatory liabilities, including provisions for liabilities and charges.

The following unaudited statements summarise the material adjustments which reconcile Niagara Mohawk's consolidated net income and common share equity from that reported under US GAAP to estimates of those which would have been reported in accordance with the accounting policies of National Grid under UK GAAP.



Year ended 31 December,                                                                    1999          1998         1997


In millions of dollars
Net income (loss)
Net income (loss) as reported under US GAAP                                                (35)         (157)          146
                                                                                        -------      --------       ------
Adjustments for:
   Pension costs                                                                           (31)           (4)           --
   Deferred taxation                                                                         --            --           49
   Allowance for equity funds used during
     construction (net of depreciation)                                                      12             7           11
   Regulatory assets                                                                         --            --           --
                                                                                        -------      --------       ------
Total adjustments                                                                          (19)             3           60
                                                                                        -------      --------       ------
Net income (loss) as adjusted to UK GAAP                                                   (54)         (154)          206
                                                                                        =======      ========       ======

At 31 December,                                                                            1999          1998         1997
In millions of dollars
Common share equity
Common share equity as reported under US GAAP                                             2,976         3,170        2,728
                                                                                        -------      --------       ------
Adjustments for:
   Pension costs                                                                           (35)           (4)           --
   Deferred taxation                                                                      1,000         1,000        1,000
   Allowance for equity funds used during construction (net of depreciation)              (310)         (322)        (329)
   Regulatory assets                                                                      (461)         (461)        (461)
                                                                                        -------      --------       ------

Total adjustments                                                                           194           213          210
                                                                                        -------      --------       ------


                                       84



Common share equity as adjusted to UK GAAP                                                3,170         3,383        2,938
                                                                                        =======      ========       ======
Nine Months Ended 30 September, 2000
In millions of dollars
Net income (loss)
Net income (loss) as reported under US GAAP                                                                            (3)
                                                                                                                    ------
Adjustments for:
   Pension costs                                                                                                        14
   Deferred taxation                                                                                                    --
   Allowance for equity funds used during
     construction (net of depreciation)                                                                                 11
   Regulatory assets                                                                                                    --
                                                                                                                    ------

Total adjustments                                                                                                       25
                                                                                                                    ------



Net income (loss) as adjusted to UK GAAP                                                                                22
                                                                                                                    ======
At 30 September, 2000
In millions of dollars
Common share equity
Common share equity as reported under US GAAP                                                                        2,721
                                                                                                                    ------
Adjustments for:
   Pension costs                                                                                                       (21)
   Deferred taxation                                                                                                  1,000
   Allowance for equity funds used during
     construction (net of depreciation)                                                                               (299)
   Regulatory assets                                                                                                  (461)
                                                                                                                    ------
                                                                                                                       219
                                                                                                                    ------
Total adjustments

Common share equity as adjusted to UK GAAP                                                                           2,940
                                                                                                                    ======


The following is a copy of a letter received from PricewaterhouseCoopers:
PRICEWATERHOUSECOOPERS [logo]
------------------------------------------------------------------------------


                                                          PricewaterhouseCoopers
                                                              1 Embankment Place
                                                                 London WC2N 6RH

The Directors
National Grid Group plc
15 Marylebone Road
London NW1 5JD

The Directors
N M Rothschild & Sons Limited
New Court
St Swithin's Lane
LONDON EC4P 4DU

2 January, 2001

Dear Sirs

                    National Grid Group plc ("National Grid")

We report on the unaudited restatements, under United Kingdom Generally Accepted Accounting Principles ("UK GAAP") as applied in the financial statements of National Grid and as will be applied in the financial statements of New National Grid plc ("the UK GAAP restatements"), of the consolidated net income of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk") for the year ended 31 December, 1999, and for the nine months ended 30 September, 2000, and of Niagara Mohawk Power Corporation ("Niagara Mohawk Power") for each of the years ended 31 December, 1997 and 1998 and of the consolidated stockholders' equity of those companies as at those dates prepared under United States Generally Accepted Accounting Principles ("US GAAP") as applied in the financial statements of Niagara Mohawk and Niagara Mohawk Power. The UK GAAP restatements are set out in Part II
Section 4 of the Circular issued by National Grid dated 2 January, 2001.

Responsibilities

It is the responsibility solely of the Directors of National Grid to prepare the UK GAAP restatements in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority ("the Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the UK GAAP restatements and to report our opinion to you.

The UK GAAP restatements incorporate significant adjustments to the historical consolidated financial statements of Niagara Mohawk and Niagara Mohawk Power. The historical consolidated financial statements of Niagara Mohawk Power for the year ended 31 December, 1997 were prepared under US GAAP and were audited by Price Waterhouse LLP who gave unqualified reports thereon. Those for the years ended 31 December, 1998 for Niagara Mohawk Power and 31 December, 1999 for Niagara Mohawk were audited by PricewaterhouseCoopers LLP who gave an unqualified report thereon. The historical consolidated financial statements for the nine months ended 30 September, 2000 are unaudited. We do not take any responsibility for any of the historical consolidated financial statements of Niagara Mohawk or Niagara Mohawk Power.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Niagara Mohawk and Niagara Mohawk Power to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the UK GAAP restatements and have discussed the UK GAAP restatements with the Directors of National Grid.

Opinion

In our opinion the adjustments made are those appropriate for the purpose of presenting the consolidated net income of Niagara Mohawk for the year ended 31 December, 1999, and for the nine months ended 30 September, 2000, and of Niagara Mohawk Power for each of the years ended 31 December, 1997 and 1998, and the consolidated stockholders' equity of those companies as at those dates on a basis consistent in all material respects with UK GAAP and the accounting policies of National Grid, and the UK GAAP restatements have been properly compiled on the bases stated.

Yours faithfully

PricewaterhouseCoopers

                                    PART III

                                 WORKING CAPITAL

A detailed description of National Grid's financing plans is set out in Section 6 of Part I of this document. Until such financing plans are put in place National Grid (and, following the Scheme of Arrangement becoming effective, New National Grid) as enlarged by the Acquisition does not have sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of this document.

National Grid has decided not to put in place additional facilities to cover National Grid's (and, following the Scheme of Arrangement becoming effective, New National Grid's) working capital requirements at the present time because of the extended period to Completion and National Grid's desire not to incur commitment fees on financing arrangements unnecessarily. National Grid intends to raise additional financing of $4.6 billion, as described in Section 6 of Part I of this document, at an appropriate time nearer to Completion. Therefore taking into account these financing plans, bonds in issue or to be issued, available committed facilities and other uncommitted money market facilities, National Grid is of the opinion that it (and, following the Scheme of Arrangement becoming effective, New National Grid) will have sufficient funds to complete the Acquisition and to meet its working capital requirements.

                                    PART IV

                         SUMMARY OF THE PRINCIPAL TERMS
                            OF THE MERGER AGREEMENT

1.   Introduction

The Merger Agreement sets out the conditions to Completion. It also contains certain termination rights, representations and warranties and various covenants, including certain limitations on the operation of the business of Niagara Mohawk and National Grid in the period prior to Completion.

2.   Principal Conditions

The principal conditions to Completion that must be satisfied or waived include the receipt by National Grid of approval of its shareholders for both the Scheme of Arrangement and the Acquisition and receipt by Niagara Mohawk of approval of its shareholders for the Merger Agreement, as well as receipt of certain regulatory approvals and the absence of any governmental order prohibiting Completion. The principal regulatory approvals required in the US include approval by the NYPSC (including confirmation that PowerChoice will remain in effect in accordance with its terms in all material respects following Completion), the SEC under PUCHA, the FERC under the Federal Power Act and the Federal Communications Commission. The Acquisition also requires clearance under US antitrust laws. In the UK, the Scheme of Arrangement must be sanctioned by the High Court.

The Merger Agreement requires that prior to Completion, Niagara Mohawk's nuclear generation interests shall have been sold, and that sale itself requires approval of state and federal regulatory agencies including the NYPSC and the US Nuclear Regulatory Commission. If it appears that the sale of Niagara Mohawk's nuclear generation interests may be delayed beyond the term of the Merger Agreement, but is likely to occur, National Grid and Niagara Mohawk agree to consider alternative arrangements for the Niagara Mohawk nuclear generation interests in order to permit Completion.

It is a condition to Completion that the required regulatory approvals, including the approvals of the sale of Niagara Mohawk's nuclear generation interests or any alternative arrangement and a determination of the level of allowed recovery of stranded costs from such sale, do not have a material adverse effect on Niagara Mohawk.

3.   Termination Rights

National Grid and Niagara Mohawk can jointly agree to terminate the Merger Agreement at any time. The Merger Agreement requires National Grid and Niagara Mohawk to complete the Acquisition unless any one of the conditions to Completion is not satisfied or waived by 31 December, 2001. This date may be extended to 31 March, 2002, if on 31 December, 2001, the only conditions to Completion are the receipt of certain regulatory approvals and the completion of the sale of Niagara Mohawk's nuclear generation interests; provided that in the latter case, Niagara Mohawk must have entered into a definitive agreement with a third party relating to such sale. The date may then be further extended to 31 August, 2002 if the only unsatisfied conditions to Completion are the receipt of regulatory approvals for, and the closing of, the sale of Niagara Mohawk's nuclear generation interests.

The Merger Agreement may also be terminated by either National Grid or Niagara Mohawk (i) as a result of material breach of the Merger Agreement by the other party, (ii) if either of such parties fails to obtain approval of its shareholders, (iii) if the board of directors of the other party withdraws its recommendation with respect to the Acquisition or (iv) if a court of competent jurisdiction issues an order preventing or prohibiting the Acquisition.

In addition to these termination rights, the Merger Agreement may be terminated by Niagara Mohawk prior to obtaining the approval of its shareholders if its board of directors determines, in certain circumstances, that its fiduciary obligations require Niagara Mohawk to terminate the Agreement as a result of a more favourable acquisition proposal from a third party.

4.   Effect of Termination in Certain Circumstances

Niagara Mohawk is required to make a payment to National Grid in the amount of $150 million plus National Grid's out-of-pocket expenses up to $10 million as National Grid's exclusive remedy if the Merger Agreement is terminated for any of the following reasons:

     -- Niagara Mohawk terminates the Merger Agreement prior to obtaining Niagara Mohawk shareholder approval of the Merger Agreement because its board of directors has determined that Niagara Mohawk's fiduciary obligations require it to accept an alternative acquisition proposal;

     -- the Niagara Mohawk board of directors withdraws its recommendation for approval of the Merger Agreement prior to obtaining Niagara Mohawk shareholder approval of the Merger Agreement;

     -- Niagara Mohawk Shareholders fail to approve the Merger Agreement while an alternative acquisition proposal is outstanding and Niagara Mohawk enters into a definitive agreement with respect to the alternative acquisition proposal within two years;

     -- National Grid terminates the Merger Agreement because Niagara Mohawk has materially breached a representation, warranty or covenant of the Merger Agreement while an alternative acquisition proposal is outstanding and Niagara Mohawk enters into a definitive agreement with respect to the alternative acquisition proposal within two years; and

     -- Niagara Mohawk terminates the Merger Agreement because Completion has not occurred by 31 December, 2001, subject to any extensions made in the manner described above, and at the time of such termination an alternative acquisition proposal is outstanding and Niagara Mohawk enters into a definitive agreement with respect to the alternative acquisition proposal within two years (provided that if the failure to close while an alternative acquisition proposal is outstanding is solely the result of failure to complete the sale of Niagara Mohawk's nuclear generation interests, the fee will become payable if Niagara Mohawk enters into a definitive agreement regarding the alternative acquisition proposal within one year).

National Grid is required to make a payment to Niagara Mohawk in the amount of $150 million plus Niagara Mohawk's out-of-pocket expenses up to $10 million as Niagara Mohawk's exclusive remedy if the National Grid Board of Directors withdraws its recommendation for the Acquisition prior to obtaining National Grid Shareholder approval for the Acquisition.

In the event of a wilful breach of the Merger Agreement by one party, the breaching party may be liable for damages for breach of contract.

5.   Representations and Warranties

In the Merger Agreement, each of Niagara Mohawk, National Grid, New National Grid and Grid Delaware, Inc. makes representations and warranties about itself and its business. These representations and warranties relate to such matters as:

     -- the organisation of the parties and their subsidiaries and similar corporate matters;

     --   the absence of breach or conflict and compliance with applicable laws,
          regulations,   organisational   documents,   agreements  and  existing
          obligations;

     -- the absence of material adverse changes and the non-occurrence of certain events with respect to National Grid and its subsidiaries and Niagara Mohawk and its subsidiaries;

     -- legal proceedings with respect to National Grid and its subsidiaries and Niagara Mohawk and its subsidiaries;

     -- environmental compliance and liability with respect to National Grid and its subsidiaries and Niagara Mohawk and its subsidiaries;

     -- with respect to Niagara Mohawk, assets necessary to conduct its business;

     --   with respect to Niagara Mohawk, labour and employee relations; and

     -- with respect to Niagara Mohawk, compliance by it with laws applicable to Niagara Mohawk's nuclear facilities.

The principal purpose of the warranties and representations is to confer a right of termination on the party who is not in breach in circumstances where the breach is material.

6.   Covenants

Under the Merger Agreement, Niagara Mohawk has agreed, as to itself and its subsidiaries, that during the period from the date of the Merger Agreement to Completion, except as otherwise permitted in the Merger Agreement or as otherwise disclosed to National Grid prior to signing of the Merger Agreement, or subject to the prior written consent of National Grid, Niagara Mohawk (and each of its subsidiaries) will, among other things, carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted in the past and will not engage in material acquisitions or disposals except in the ordinary course of business consistent with past practice, incur any capital expenditure in excess of certain specified amounts, or take any action that would, or is reasonably likely to, result in a material breach of any provision of the Merger Agreement or a failure of any representation or warranty of Niagara Mohawk to be true and correct.

National Grid has agreed, as to itself and its subsidiaries, that during the period from the date of the Merger Agreement until Completion, except as otherwise permitted in the Merger Agreement or disclosed to Niagara Mohawk prior to signing of the Merger Agreement, or subject to the prior written consent of Niagara Mohawk, it will do or, as the case may be, refrain from doing certain acts although these obligations are significantly more limited than the obligations imposed on Niagara Mohawk. However, National Grid has agreed on behalf of itself and each of its material operating subsidiaries that they will carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted in the past.

                                     PART V
                             ADDITIONAL INFORMATION

1.   Responsibility

The Directors, whose names appear in paragraph 3.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.   Registered office

The registered and head office of the Company is 15 Marylebone Road, London NW1 5JD.

3.   Directors of the Company and other interests

3.1  The names and principal functions of the Directors are as follows:


        James Hood Ross                         (Chairman*)
        David Harold Jones                      (Group Chief Executive)
        Stephen John Box                        (Group Finance Director)
        Richard Paul Sergel                     (Group Director, North America)
        Roger John Urwin                        (Group Director, UK and Europe)
        Robert Frederick William Faircloth      (Director*)
        John Albert Martin Grant                (Director*)
        Paul Lewis Joskow                       (Director*)
        Richard Gurdon Reynolds                 (Director*)


*    Non-Executive.

     each of whose business address is 15 Marylebone Road, London NW1 5JD with the exceptions of Richard Sergel and Paul Joskow whose business address is 25 Research Drive, Westborough, Massachusetts 01582.

3.2 As at 28 December, 2000 (being the latest practicable date prior to publication of this document), the interests of the Directors and their immediate families and persons connected (within the meaning of Section 346 of the Act) with such persons, in the share capital of the Company (all of which, unless otherwise stated, are beneficial) which (i) have been notified to the Company pursuant to Sections 324 or 328 of the Act; or (ii) are required to be entered into the register referred to in Section 325 of the Act; or (iii) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to, or could with reasonable diligence be ascertained by, that person, were as follows:

                                   Number of   Percentage of    National Grid  Exercise Price
                               National Grid          issued     Shares under    per National
                                      Shares   National Grid           option      Grid Share
                                                      Shares
Director

James Ross                            10,000          0.0007               --              --
David Jones                          110,500          0.0074          230,837         280.50p
                                                                      149,906         375.75p
                                                                       44,045         455.25p
                                                                       67,730         531.50p
                                                                       40,085               *

Stephen Box                            6,552          0.0004          160,427         280.50p
                                                                       93,147         375.75p
                                                                        3,125         312.00p
                                                                       43,931         455.25p
                                                                       37,630         531.50p
                                                                       10,921               *

Roger Urwin                          117,832          0.0079           10,648         162.00p
                                                                      169,340         280.50p
                                                                       91,656         375.75p
                                                                       22,098         455.25p
                                                                       33,867         531.50p
                                                                       27,849               *
Rick Sergel                              372         0.00003          201,845         566.50p
John Grant                            10,000          0.0007               --              --
Paul Joskow                            5,000          0.0003               --              --
Richard Reynolds                      10,000          0.0007               --              --


* total exercise price for all options granted to the person set out opposite is(pound)1.00.

     Each of the Executive Directors (David Jones, Stephen Box, Rick Sergel and Roger Urwin) is deemed for the purposes of the Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest in the 7,652,039 National Grid Shares held by the QUEST and the 741,282 National Grid Shares held by the 1996 Employee Benefit Trust.

3.3 Save as disclosed in paragraph 3.2 above, none of the Directors has any interest in the share or loan capital of the Company or any of its subsidiaries nor has the Company or any of its subsidiaries provided any guarantees for the benefit of the Directors as at 28 December, 2000.

3.4 The following table shows the interests of each of the Directors (and their immediate families and persons connected with them) in the issued share capital of New National Grid following implementation of the Scheme of Arrangement and Completion and assuming that the maximum number of New National Grid Shares which may be issued pursuant to the Acquisition are issued:

                                            Number of New  Percentage of New
                                            National Grid      National Grid
                                                   Shares             Shares

Director

James Ross                                         10,000             0.0006
David Jones                                       110,500             0.0061
Stephen Box                                         6,552             0.0004
Roger Urwin                                       117,832             0.0066
Rick Sergel                                           372            0.00002
John Grant                                         10,000             0.0006
Paul Joskow                                         5,000             0.0003
Richard Reynolds                                   10,000             0.0006


     The table set out above assumes no dealings by the Directors or such connected persons and that no further shares of National Grid are issued, whether pursuant to the exercise of options, or otherwise, in each case after 28 December, 2000 (being the latest practicable date prior to publication of this document) and that no New National Grid Shares are issued save in connection with the implementation of the Scheme of Arrangement and the Acquisition.

     Currently only Stephen Box has an interest in New National Grid. He holds 10 New National Grid Shares (0.002 per cent. of the total number of shares currently issued).

3.5 Save as described in this paragraph, none of the Directors has an existing or proposed service contract with the Company or any of its subsidiaries:

     (a) On 17 November, 1995, David Jones entered into a service agreement jointly with NGC and the Company (for the purpose of this paragraph
          3.5 the "Companies") pursuant to which he is employed as Group Chief Executive. David Jones receives a base salary of(pound)440,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' Performance-Related Bonus Scheme. Long term incentives are provided through an executive share option scheme. David Jones is provided with a car and receives death-in-service life cover. David Jones is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

          Pension arrangements for Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). If the employment of David Jones is terminated following a change of control of the Company or as a result of redundancy, and the termination is with the consent of the Company, David Jones may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary David Jones' service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

     (b) On 17 November, 1995, Roger Urwin entered into a service agreement jointly with the Companies pursuant to which he is employed as Managing Director Transmission. Roger Urwin receives a base salary of (pound)275,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' Performance-Related Bonus Scheme. Long term incentives are provided through an executive share option scheme. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from to time) make pension contributions under a defined-benefit pension scheme.

          Pension arrangements for Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of the Company or as a result of redundancy, and the termination is with the consent of the Company, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary Roger Urwin's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

     (c) On 16 July, 1997, Stephen Box entered into a service agreement jointly with the Companies pursuant to which he is employed as Finance Director. Stephen Box receives a base salary of (pound)300,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' Performance-Related Bonus Scheme. Long term incentives are provided through an executive share option scheme. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

          Pension arrangements for Directors provide for them to retire at age 60, although they may, at the Companies request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary Stephen Box's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

     (d) On 22 March, 2000, Rick Sergel entered into a service agreement jointly with the Company and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. Rick Sergel receives no additional salary for being a director of National Grid. His base salary as President and Chief Executive Officer of National Grid USA is $605,000 and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long term incentives are provided through an executive share option scheme. He participates in National Grid USA's Executive Retirement Plan and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers in National Grid USA. The National Grid USA Executive Retirement Plan does not mandate a retirement age.

          Subject to mutual agreement to the contrary Rick Sergel's service agreement is for an initial fixed term of three years, subject to a one year notice period by the Company after the initial two year period although the service agreement is terminable by him on six months' written notice at any time.

          In the event that National Grid USA terminates Rick Sergel's service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel and he also has the right to receive certain benefits. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

     It is envisaged that each of the above-named Directors will enter into new service agreements with New National Grid, to be effective from the date that the Scheme of Arrangement becomes effective. The new service agreements will be on substantially the same terms as the existing agreements. Following Completion, William E. Davis, Chairman and Chief Executive Officer of Niagara Mohawk, will be appointed Chairman of National Grid USA for a period of two years and as an additional Executive Director of New National Grid.

3.6 No Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company and any of its subsidiaries and which was effected by the Company during the current or immediately preceding financial year or which was effected by the Company during any earlier financial year and remains in any respect outstanding or unperformed.

3.7 There will be no variation in the total emoluments receivable by any of the Directors under the Merger Agreement.

3.8 In so far as is known to the Company, as at 28 December, 2000 (being the latest practicable date prior to publication of this document), the following parties are interested, directly or indirectly, in three per cent. or more of the Company's issued ordinary share capital:

                                                             Percentage
                                                              of issued
                                                               National
                                                                   Grid
                                                                 Shares

     Shareholder

     Prudential Corporation plc                                   4.97
     Deutsche Bank AG London*                                     4.26
     HSBC Investment Bank plc*                                    3.72
     Credit Suisse First Boston Equities Limited*                 3.37
     CGNU plc                                                     3.02


     * HSBC Investment Bank plc, in respect of 3.70 per cent., Deutsche Bank AG London in respect of 3.81 per cent. and Credit Suisse First Boston Equities Limited in respect of its total holding have each hedged their economic exposure to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group of companies. As a result of these transactions, the Olayan Group of companies has an economic exposure to 10.88 per cent. of issued National Grid Shares.

          Save as disclosed in this paragraph 3.8, the Directors are not aware of any interest which as at 28 December, 2000, represented three per cent. or more of the issued ordinary share capital of the Company.

3.9 The following table shows the persons who are expected to be interested, directly or indirectly, in three per cent. or more of the issued share capital of New National Grid following implementation of the Scheme of Arrangement and Completion and assuming that the maximum number of New National Grid Shares which may be issued pursuant to the Acquisition are issued and that there is no increase in the issued share capital of the Company after 28 December, 2000 (being the latest practicable date prior to publication of this document) or in New National Grid save in connection with the implementation of the Scheme of Arrangement and the Acquisition:

                                                                Percentage
                                                                 of issued
                                                                       New
                                                                  National
                                                                      Grid
                                                                    Shares

     Shareholder

     Prudential Corporation plc                                      4.10
     Deutsche Bank AG London*                                        3.52
     HSBC Investment Bank plc*                                       3.08


     * HSBC Investment Bank plc, in respect of 3.06 per cent. and Deutsche Bank AG London in respect of 3.14 per cent. have both hedged their economic exposure to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group of companies. As a result of these transactions and a similar transaction with Credit Suisse First Boston Equities Limited, the Olayan Group of companies is expected to have an economic exposure to 8.99 per cent. of issued New National Grid Shares.

4.   Litigation

4.1 NGC is a party to an action involving the Electricity Supply Pension Scheme (the "ESPS"), an industry-wide pension scheme covering employees of the electricity system in England and Wales. The ESPS is the principal pension arrangement for employees of NGC. The ESPS is divided into sections, each of which has its own trustees and is treated separately for the purposes of valuing its assets and liabilities.

     In 1992, an independent actuarial valuation of the NGC section of the ESPS showed that the NGC section was in surplus. Having received legal advice that this course of action was lawful, NGC used part of the surplus to suspend certain of its employer's contributions and to make up deficiencies in the funding of the pension entitlements of employees taking early retirement. The remainder of the surplus was used to increase widows', widowers' and dependants' benefits. No money was removed at any time from the NGC section of the ESPS, which has been, and continues to be, in substantial surplus.

     On 7 February, 1997, the Pensions Ombudsman published his determination on complaints made by two pensioners concerning the use of the surplus in the NGC section. The determination required NGC to pay to the NGC section with interest the contributions unpaid during the period from late 1992 to February 1995.

     On  10  June,   1997,   NGC's  appeal  against  the  Pensions   Ombudsman's
     determination was allowed by the High Court, after which the pensioners appealed against the High Court's decision.

     In February 1999, the Court of Appeal confirmed that members of the ESPS have no property rights in any surplus revealed by an actuarial valuation. However, the Court of Appeal concluded that NGC was not entitled unilaterally to cancel any accrued liabilities but indicated that, although the particular process adopted by National Grid was unlawful, they could see no reason (without deciding the point) why National Grid could not have retrospectively amended the ESPS as to extinguish the debt. National Grid then made a retrospective amendment. In May 1999, the Court of Appeal declined to decide whether the retrospective amendment would now be effective, but indicated that the point should be considered by the House of Lords and gave National Grid leave to appeal against their judgment. The Court of Appeal declined to require National Grid to make any payments into the ESPS pending the result of the appeal. An appeal has been lodged with the House of Lords and is expected to be heard in February 2001.

     NGC has received legal advice that it is more likely than not that the outcome of the appeal to the House of Lords will be that NGC will have nothing to pay into its section in relation to the relevant contributions. If the House of Lords is of the contrary view, then the maximum possible liability of NGC is expected to be (pound)34.2 million plus interest at a rate which is also an issue to be determined at the further hearing. If NGC then makes the payment and the section continues to be in surplus after the next actuarial valuation, NGC would be able to benefit from such surplus by, for example, taking a contributions holiday.

4.2 Save as disclosed in paragraph 4.1, the Company is not, nor has been, involved in, nor are there so far as the Company is aware pending or threatened by or against it or any of its subsidiaries, any legal or arbitration proceedings which may have, or have had during the previous 12 months, a significant effect on the financial position of the Company and any of its subsidiaries.

4.3 On 12 November, 1993, Fourth Branch Associates Mechanicville ("FBAM") filed an action against Niagara Mohawk Power and various officers, directors and employees of Niagara Mohawk Power for fraud, negligence and misrepresentation, breach of contract, breach of a duty of good faith and fair dealing and intentional destruction of business. In its complaint, FBAM sought compensatory and punitive damages. Subsequently, FBAM discontinued its action with respect to the individual defendants and eleven of the thirteen original causes of action were dismissed, leaving only two causes of action which seek recovery for alleged breach of contract and an alleged breach of a duty of good faith and fair dealing by Niagara Mohawk Power. At the present time, discovery proceedings are in progress with respect to the remaining two causes of action.

     FBAM submitted an amended unilateral offer of settlement to FERC and Niagara Mohawk Power responded to this offer. On 23 November, 1999, FERC issued a comprehensive order rejecting FBAM's unilateral offer of settlement, dismissing FBAM's complaint of anti-competitive conduct by Niagara Mohawk Power, and determining that there had been an implied surrender of the FERC licence for the Mechanicville Project. A petition for rehearing was denied. On 21 April, 2000, FBAM filed a Petition for review of the FERC orders with the US Court of Appeals for the D.C. Circuit, which is still pending. On 16 August, 2000, FERC staff directed Niagara Mohawk Power and FBAM to file a plan to cover decommissioning or any other proposed alternatives and both parties have submitted such plans.

     Niagara Mohawk Power believes that it has meritorious defenses to the remaining causes of FBAM and intends to defend them vigorously. At the present time, Niagara Mohawk is unable to estimate the exposure, if any, which Niagara Mohawk Power might incur as a result of this litigation.

4.4 Niagara Mohawk Power is a defendant, member of the defendant class or a potential defendant in a number of land claims brought by Native American tribes in various federal district courts in the State of New York. The plaintiffs in the several suits include the Oneida Indian Nation (relating to land in Oneida and Madison Counties, New York), the St. Regis Mohawk Tribe (relating to Indian St. Lawrence and Franklin Counties, New York), the Seneca Indian Nation (relating to Grand Island, New York) and the Cayuga Nation. All of these cases are still pending. In the Cayuga Nation case, although ejectment from the land has been rejected as a remedy, the Court has ordered the State of New York to pay the Cayuga Nation $36,900,000. Trial against the private property owners, including Niagara Mohawk Power has not commenced. Accordingly, Niagara Mohawk is unable to estimate the exposure, if any, which Niagara Mohawk Power might incur as a result of this litigation.

4.5 Save as disclosed in paragraphs 4.3 and 4.4, Niagara Mohawk is not, nor has been, involved in, nor are there so far as Niagara Mohawk is aware pending or threatened by or against it or any of its subsidiaries, any legal or arbitration proceedings which may have, or have had during the previous 12 months, a significant effect on the financial position of Niagara Mohawk and any of its subsidiaries.

5.   Material contracts

5.1 Save for the Merger Agreement, particulars of which are summarised in Part IV of this document, and contracts available for inspection within the last two years (being (a) a Placing Agreement dated 22 January, 1999 relating to the sale of shares in Energis; (b) an Agreement and Plan of Merger dated 1 February, 1999 relating to the acquisition of EUA; and (c) a Credit
     Agreement dated 5 March, 1999 making various facilities available), no contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or any of its subsidiaries within the two years immediately preceding the date of this document which are or may be material or which were entered into at an earlier date and may contain provisions under which the Company or any of its subsidiaries has any obligation or entitlement which is material to the Company and its subsidiaries as at the date of this document.

5.2 Save for the contracts described below, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by Niagara Mohawk or any of its subsidiaries within the two years immediately preceding the date of this document which are or may be material or which were entered into at an earlier date and may contain provisions under which Niagara Mohawk or any of its subsidiaries has any obligation or entitlement which is material to Niagara Mohawk and its subsidiaries as at the date of this document:

     (a) the Merger Agreement, particulars of which are summarised in Part IV of this document;

     (b) an Asset Sale Agreement dated as of 2 December, 1998, as amended, and made between Niagara Mohawk Power and Erie Boulevard Hydropower, L.P. ("Erie") whereby:

          (i)  Erie purchased, on 29 July, 1999, 72 hydroelectric facilities;

          (ii) Erie paid $425 million to Niagara Mohawk Power for the assets acquired under the Asset Sale Agreement; and

          (iii)Erie assumed most of Niagara Mohawk Power's obligations as related to the assets, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for stores in transit, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site contamination resulting from waste migrating from the asset occurring prior to or after the closing date;

     (c) an Asset Sale Agreement dated as of 23 December, 1998 between Niagara Mohawk Power and NRG whereby:

          (i) NRG purchased, on 11 June, 1999, the Huntley and Dunkirk coal-fired generating facilities;

          (ii) NRG paid $355 million to Niagara Mohawk Power for the assets acquired under the Asset Sale Agreement; and

          (iii)NRG assumed most of Niagara Mohawk Power's obligations as related to the Huntley and Dunkirk coal-fired generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for fuel and stores in transit, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

     (d) an Amended and Restated Asset Purchase, Sale and Termination Agreement dated as of 1 March, 1999, as amended, and made between Niagara Mohawk Power and Glen Park Associates Limited Partnership whereby Niagara Mohawk Power acquired the right to acquire a hydroelectric generation project located on the Black River in Glen Park, Jefferson County, New York; and an Asset Purchase Agreement dated as of 7 June, 1999 between Northbrook Energy, LLC ("Northbrook") and Niagara Mohawk Power whereby:

          (i) Northbrook purchased, on 30 September, 1999, the Glen Park generating facility;

          (ii) Northbrook paid $22.5 million to Niagara Mohawk Power for the assets acquired under the Asset Sale Agreement; and

          (iii)Northbrook assumed most of Niagara Mohawk Power's obligations as related to the Glen Park hydroelectric generation facility, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for stores in transit, and for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

     (e) an Asset Sale Agreement dated as of 1 April, 1999, as amended, and made between Niagara Mohawk Power, RG&E, Oswego Harbor Power LLC, and NRG for the sale and purchase of Niagara Mohawk Power's 88 per cent. interest in the Oswego generating facility, whereby:

          (i)  the sale transaction was completed on 22 October, 1999.

          (ii) NRG paid $91 million to the sellers for the assets acquired under the Asset Sale Agreement; and

          (iii)NRG assumed most of Niagara Mohawk Power's obligations as related to the Oswego generating facility, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for fuel and stores in transit, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

     (f) an Asset Sale Agreement dated as of 6 October, 1999, as amended, and made between Niagara Mohawk Power and PSEG, whereby:

          (i)  PSEG purchased, on 12 May, 2000, the Albany generating facility;

          (ii) PSEG paid $47.5 million to Niagara Mohawk Power for the assets acquired under the Asset Sale Agreement; and

          (iii)PSEG assumed most of Niagara Mohawk Power's obligations as related to the Albany generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for fuel and stores in transit, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

     (g) an Asset Purchase and Sale Agreement dated as of 7 August, 2000, and made by and among Niagara Mohawk Power, Central Hudson, Consolidated Edison Company of New York, Inc. ("Con Ed"), and Dynegy Power Corp. ("Dynegy"), whereby:

          (i) Dynegy desires, upon receiving necessary approvals, to purchase the Roseton generating facility and related assets;

          (ii) Dynegy desires to purchase and assume Niagara Mohawk Power's 25 per cent. undivided interest in the assets acquired under the Asset Purchase and Sale Agreement for $78.8 million, plus $1.2 million for retained facilities; and

          (iii)Dynegy will assume most of Niagara Mohawk Power's obligations as related to the assets, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for stores in transit, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date.

     (h) an Asset Purchase Agreement dated as of 11 December, 2000 and made between Niagara Mohawk Power, Constellation Nuclear and Constellation Energy Group, Inc., as Guarantor of Constellation Nuclear, whereby:

          (i) Constellation Nuclear agreed to purchase the Nine Mile Point No. 1 nuclear generating facilities from Niagara Mohawk Power;

          (ii) Constellation Nuclear agreed to pay $235.2 million (subject to adjustment) to Niagara Mohawk Power for the assets acquired under the Asset Purchase Agreement; and

          (iii)Constellation Nuclear assumed most of Niagara Mohawk Power's obligations as related to the Nine Mile Point No. 1 nuclear generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date; and

     (i) an Asset Purchase Agreement dated as of 11 December, 2000 and made between Niagara Mohawk Power, RG&E, Central Hudson, NYSEG, Constellation Nuclear and Constellation Energy Group, Inc. as Guarantor of Constellation Nuclear, whereby:

          (i) Constellation Nuclear agreed to purchase Niagara Mohawk Power's 41 per cent. interest in the Nine Mile Point No. 2 nuclear generating facilities from Niagara Mohawk Power, together with the interests of RG&E, Central Hudson and NYSEG in Nine Mile Point No. 2 (a total of 82 per cent. of the interests in Nine Mile Point No. 2);

          (ii) Constellation Nuclear agreed to pay an aggregate of $582.8 million (subject to adjustment) to Niagara Mohawk Power and the other sellers for the assets acquired under the Asset Purchase Agreement; and

          (iii)Constellation Nuclear assumed most of the sellers' obligations as related to the Nine Mile Point No. 2 nuclear generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date.

6.   Miscellaneous

6.1  Significant changes

     (a)  Save as  disclosed  in Sections 6 and 11 of the  Chairman's  letter in
          Part I of this document, there has been no significant change in the financial or trading position of the Company and its subsidiaries since 30 September, 2000, the date to which the last unaudited interim financial statements of National Grid were made up.

     (b) Save as disclosed in Section 11 of the Chairman's letter in Part I of this document, there has been no significant change in the financial or trading position of Niagara Mohawk and its subsidiaries since 30 September, 2000, the date to which the last unaudited financial statements of Niagara Mohawk were made up.

6.2  Consents

     (a) Rothschild, which is regulated in the UK by The Securities and Futures Authority Limited, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which it appears.

     (b) PricewaterhouseCoopers have given and have not withdrawn their written consent to the inclusion in Part II of this document of their letter and of references to their name in the form and context in which it appears.

7.   Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD up to and including 29 January, 2001:

(a)  the Memorandum and Articles of Association of the Company;

(b)  the material contracts referred to in paragraph 5 above;

(c)  the service contracts referred to in paragraph 3.5 above;

(d)  the proxy statement addressed to Niagara Mohawk Shareholders referred to in
     Section 10 of the Chairman's letter in Part I of this document;

(e)  the letter from PricewaterhouseCoopers set out in Part II of this document;

(f) the consolidated audited accounts of National Grid for the two financial years ended 31 March, 2000 including all notes, reports or information required by the Act and the unaudited interim financial statements of National Grid for the six months ended 30 September, 2000;

(g) the consolidated audited accounts of Niagara Mohawk for the two financial years ended 31 December, 1999 and the unaudited financial information for the nine month period ended 30 September, 2000; and

(h)  the letters of consent referred to in paragraph 6.2 above.

                                   DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"               the Companies Act 1985, as amended

"Acquisition"       the  acquisition of Niagara Mohawk by National Grid pursuant to the Merger Agreement

"ADS"               American Depositary Shares

"AFC"               allowance for funds used during construction

"Amergen"           Amergen Energy Company, LLC

"Central Hudson"    Central Hudson Gas & Electric Corporation

"Company" or
"National Grid"     National Grid Group plc

"Completion"        the closing of the  Acquisition  following  satisfaction  or waiver of the conditions attaching to the Acquisition and the delivery of a certificate of merger for filing with the Department of State of the State of New York and the Secretary of State of the State of Delaware

"Constellation
Nuclear"            Constellation Nuclear LLC

"CTC" competitive transition charges: a mechanism established in Niagara Mohawk's PowerChoice agreement to recover stranded costs from customers

"DEC"               New York State Department of Environmental Conservation

"Directors"
or "Board"          the Directors of National Grid listed in paragraph 3.1 of
                    Part V of this document

"DOE"               US Department of Energy

"enlarged group"    New National Grid as enlarged by the Acquisition

"Extraordinary
General Meeting"
or "EGM" the extraordinary general meeting of National Grid to be convened for the purpose of seeking approval for the Acquisition, notice of which is set out at the end of this document

"EUA" Eastern Utilities Associates, which now forms part of National Grid USA

"Exempt holding
company" a holding company exempt from registration under the US Public Utility Holding Company Act of 1935

"FERC"              Federal Energy Regulatory Commission

"GAAP"              Generally Accepted Accounting Principles

"IPP" an independent power producer: any person that owns or operates, in whole or in part, one or more independent power facilities

"IPP Party"         an IPP that is a party to the MRA

"London Stock
Exchange"           London Stock Exchange plc

"Merger Agreement"  the Agreement and Plan of Merger and Scheme of  Arrangement,
                    dated as of 4 September, 2000 and amended as of 1 December, 2000, entered into between National Grid, New National Grid, Grid Delaware, Inc., a wholly-owned subsidiary of New National Grid, and Niagara Mohawk

"MRA" the Master Restructuring Agreement; an agreement, including amendments thereto, which relates to Niagara Mohawk and which terminated, restated or amended certain power purchase agreements effective on 30 June, 1998

"National Grid
ADSs" ADSs of National Grid, each of which represents five ordinary shares in National Grid. Such ADSs are evidenced by American Depositary Receipts of National Grid, each representing any number of underlying ADSs

"National Grid
Special Share"      the special rights  non-voting  redeemable  preference share of(pound)1 in National Grid

"National Grid
Shares" ordinary shares of 11 13/17 p each in the capital of National Grid

"National Grid
Shareholders"       holders of National Grid Shares

"National Grid
USA" National Grid USA, a wholly-owned subsidiary of National Grid and the US holding company which owns National Grid's US electricity operations

"NEES" New England Electric System, which now forms part of National Grid USA

"New National
Grid" New National Grid plc, which following implementation of the Scheme of Arrangement, will be the new holding company of National Grid

"New National
Grid ADSs"          ADSs of New National Grid, each of which will represent five ordinary shares in New National Grid. Such ADSs will be evidenced by American Depositary Receipts of New National
                    Grid, each representing any number of underlying ADSs

"New National
Grid Shares"        ordinary shares of 10p each  in the capital  of New National
                    Grid

"New National
Grid Special
Share" the special rights non-voting redeemable preference share of (pound)1 in New National Grid to be issued to the Special Shareholder pursuant to the Scheme of Arrangement

"NGC" The National Grid Company plc, a wholly-owned subsidiary of National Grid Group plc, which, inter alia, owns and operates the high voltage electricity transmission system in England and Wales

"Niagara Mohawk"    Niagara  Mohawk Holdings,  Inc., a company listed on the New
                    York Stock Exchange

"Niagara Mohawk
Energy"             Niagara  Mohawk Energy,  Inc., a wholly-owned  subsidiary of
                    Niagara Mohawk

"Niagara Mohawk
Power" Niagara Mohawk Power Corporation, a wholly-owned subsidiary of Niagara Mohawk

"Niagara Mohawk
Shareholders"       holders of Niagara Mohawk Shares

"Niagara Mohawk
Shares"             shares of Niagara Mohawk

"NRG"               NRG Energy, Inc.

"NYSEG"             New York State Electric and Gas Corporation

"NYSERDA"           New York State Energy Research and Development Authority

"NYISO"             New York Independent System Operator

"NYPA"              New York Power Authority

"NYPSC" or "PSC"    New York State Public Service Commission

"Official List"     the Official List of the UK Listing Authority

"Ofgem"             The Office of Gas and Electricity Markets

"PowerChoice"       Niagara Mohawk's five-year electricity rate agreement, which incorporates the MRA, approved by the NYPSC in an order dated 20 March, 1998, and which became effective on 1
                    September, 1998

"PRP"               Potentially Responsible Party

"PSEG"              PSEG Power LLC

"PUHCA"             US Public Utility Holding Company Act of 1935, as amended

"PURPA" US Public Utility Regulatory Policies Act of 1978, as amended

"RG&E"              Rochester Gas and Electric Corporation

"RPI"               the general index of retail prices published each month

"Rothschild"        N M Rothschild & Sons Limited and  Rothschild  Inc.

"Scheme of
Arrangement"        a scheme of arrangement  pursuant to Section 425 of the
                    Companies Act 1985

"Scheme Record
Date" the business day immediately preceding the date of the Court hearing (or, if the hearing continues beyond one day, the business day immediately preceding the final day of the hearing)

"Scheme Shares"     all National Grid Shares in issue at 5.30 p.m. on the Scheme
                    Record Date

"SEC"               the US Securities and Exchange Commission

"Special
Shareholder"        the holder of the  National  Grid  Special  Share or the New
                    National Grid Special Share as the context so requires, being currently the Secretary of State for Trade and Industry

"stranded costs"    regulated utility costs that may become unrecoverable due to a change in the regulatory environment

"TCC"               transmission congestion contracts

"UK"                the United Kingdom

"US" the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

"$"                 US dollar

Throughout this document, amounts converted from US dollars to pounds sterling have been calculated at an exchange rate of $1.49:(pound)1.00, being the rate prevailing on 28 December, 2000 (being the latest practicable date prior to publication of this document).

                             National Grid Group plc

                     Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 11.00 a.m. on 29 January, 2001 at the Butterworth Hall, Warwick Arts Centre, Coventry, CV4 7AL for the purposes of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

THAT the acquisition of Niagara Mohawk Holdings, Inc. by the Company (whether or not through a subsidiary of the Company) (the "Acquisition") as described in the circular to shareholders dated 2 January, 2001 be and it is hereby approved and that the Directors or a Committee of the Directors be and they are hereby authorised to complete the same with such modifications, variations, amendments or revisions as they think fit provided such modifications, variations, amendments or revisions are not of a material nature.

On behalf of the Board                                        Registered Office:
Fiona B Smith                                                 15 Marylebone Road
Group General Counsel and Company Secretary                               London
2 January, 2001                                                          NW1 5JD
                                                           Registered in England
                                                           and Wales No. 2367004

Notes:

1. A member (shareholder) of the Company who is entitled to attend and vote at the Extraordinary General Meeting ("EGM") but is unable to be present in person is entitled to appoint a proxy or proxies to attend the EGM and, on a poll, to vote on his or her behalf. A Form of Proxy is enclosed with this document and instructions on how to fill in the Form of Proxy are set out at the end of this document.

2. A holder of American Depositary Shares should complete the voting instruction card in relation to the voting rights attached to the ordinary shares represented by their American Depositary Shares and return the card to the Depositary, The Bank of New York, 101 Barclay Street, New York, NY 10286, USA as soon as possible and in any event by 5.00 p.m. (New York
     Time) on 24 January, 2001.

3. As permitted by Regulation 34 of the Uncertificated Securities Regulations 1995, only those shareholders who are registered on the Company's share register at 6.00 p.m. on 27 January, 2001 shall be entitled to attend the EGM and to vote in respect of the number of shares registered in their names at that time. Changes to entries on the share register after 6.00 p.m. on 27 January, 2001 shall be disregarded in determining the rights of any person to attend and/or vote at the EGM.

How to fill in the Form of Proxy

If you cannot attend the EGM in person you are entitled to appoint a proxy or proxies to attend the EGM and, in the event that a poll is called, to vote on your behalf. To appoint a proxy or proxies you must fill in the enclosed Form of Proxy, sign it and return it to our share registrars, Lloyds TSB Registrars, so that it is received no later than 11.00 a.m. on 27 January, 2001. If someone else signs the Form of Proxy on your behalf, their authority to do so must be returned with the Form of Proxy. If the appointer is a corporation, the Form of Proxy must be executed under its common seal or signed on its behalf by a duly appointed officer or attorney. The appropriate power of attorney or other authority or a notarially certified copy of such power (if any), should be returned with the Form of Proxy. In the case of joint shareholders, any one holder may sign the Form of Proxy. If more than one holder signs, only the vote of the first named on the Company's share register will be accepted. Any alterations to the Form of Proxy must be initialled.

Before filling in the Form of Proxy, please read the notes set out below.

What is a poll?

Votes on most resolutions at an EGM are decided on a show of hands in which each shareholder present is entitled to cast one vote irrespective of the number of shares he or she owns.

However, if a poll is called in accordance with the Company's Articles of Association (a common situation being where the result of a show of hands is unclear), every shareholder of the Company (whether present in person at the EGM or represented by proxy) is entitled to cast a number of votes equal to the number of shares in the Company he or she owns.

Who can be appointed a proxy?

You can appoint anyone you like as your proxy or proxies: a proxy does not have to be a shareholder of the Company. If you wish, you can also appoint more than one proxy. However, you are responsible for ensuring that the person you appoint is able and willing to attend the EGM on your behalf. If your proxy does not attend the EGM, your vote will not be cast in the event of a poll. Unless you specifically nominate another person or persons to attend the EGM and vote on your behalf, the Chairman of the Meeting will be appointed as your proxy and will vote on your behalf according to your instructions.

If you wish to appoint as your proxy someone other than the Chairman, cross out the words "the Chairman of the Meeting" on the Form of Proxy and write the full name(s) of your proxy or proxies in the space provided.

In what circumstances will a proxy be able to vote at the EGM?

Your proxy will be able to vote on your behalf on the resolution only if a poll is called on the resolution. Proxies cannot vote on a show of hands.

How do I instruct my proxy on how my votes should be cast?

The resolution to be proposed at the EGM is set out in full in the notice of EGM on the preceding page. This resolution is described in abbreviated form on the Form of Proxy.

To instruct your proxy on how to vote on the resolution in the event that a poll is called, please tick the appropriate box against the resolution to show whether your proxy should vote "for" or "against".

Please note that if you do not give specific voting instructions on the resolution by placing a tick in the appropriate box, your proxy will be free to vote or abstain on the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution) which may properly come before the EGM.

What happens if I appoint a proxy, then decide to attend the EGM myself?

Even if you return a completed Form of Proxy, you will still be entitled to attend the EGM instead of your proxy and to participate in voting by show of hands or by poll if you so wish. In the event of a poll in which you vote in person, your proxy will be disregarded.